INVESTMENT AGREEMENT

between

GOTTSCHALKS INC.,

and

EVERBRIGHT DEVELOPMENT OVERSEAS SECURITIES LTD.

November 20, 2008

TABLE OF CONTENTS

INDEX OF DEFINED TERMS

List of Exhibits

Exhibit A	Form of Milestone Warrant
Exhibit B	Form of Additional Warrant
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Everbright Asia Assignment and Stock Power
Exhibit E	Form of Deed
Exhibit F	Form of Amended and Restated Certificate of Incorporation
Exhibit G	Representations and Warranties Relating to Everbright Asia and the Luichi Sourcing Business
Exhibit H	Form of Investor Rights Agreement
Exhibit I	Everbright Asia Subordinated Guaranty of ECI Note

THIS INVESTMENT AGREEMENT, dated as of November 20, 2008 (this "*Agreement*"), is entered into by and between Gottschalks Inc., a Delaware corporation (the "*Company*"), and Everbright Development Overseas Securities Ltd. d/b/a Everbright Development Overseas, Ltd., a British Virgin Islands corporation (together with any of its permitted assignees pursuant to this Agreement, "*Everbright*" or the "*Investor*").

RECITALS:

A.   The Investment. The Company intends to sell to the Investor, and the Investor intends to purchase from the Company, as an investment in the Company, (1) a total of 69,444,444 shares of common stock, par value $0.01 per share, of the Company (the "*Common Stock*") at the price of $1.80 per share, (2) a warrant to purchase 60,000,000 shares of Common Stock in the form set forth on Exhibit A attached hereto (the "*Milestone Warrant*"), and (3) a warrant to purchase up to 30,000,000 shares of Common Stock in the form set forth on Exhibit B attached hereto (the "*Additional Warrant*" and, together with the Milestone Warrant, the "*Warrants*"), all as further described herein (such sale and purchase, the "*Investment*").

B.   The Securities. The term "*Securities*" refers collectively to (1) the shares of Common Stock purchased, and the Warrants issued, under this Agreement, and (2) any securities (including shares of Common Stock) into which any of the Warrants are exercised in accordance with the terms thereof and of this Agreement.

C.   The Stock Transfer. The Investor owns all of the issued and outstanding capital stock of Everbright Asia Limited, a British Virgin Islands corporation ("*Everbright Asia*"), which consists of one share of capital stock, $1.00 par value per share (the "*Everbright Asia Stock*"). In connection with, and upon the consummation of, the Investment, the Investor intends to transfer, assign, convey and deliver the Everbright Asia Stock to the Company, and the Company intends to receive and accept the Everbright Asia Stock, all as further described herein.

D.   The Capital Contribution. In connection with the Investment, the Investor has entered into that certain Capital Call Agreement, dated as of November 20, 2008 (the "*Capital Call Agreement*"), by and among the Investor, the Company and General Electric Capital Corporation ("*GECC*"), pursuant to which the Investor has committed to provide the Company periodic capital contributions from and after the consummation of the Investment, in an aggregate amount not to exceed $15,000,000.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

INVESTMENT

1.1   Investment. On the terms and subject to the conditions set forth herein, the Investor agrees to (i) purchase from the Company, and the Company agrees to sell to the Investor, a total of 40,000,000 shares of Common Stock, at the price of $1.80 per share (such shares of Common Stock, the "*Closing Company Stock*"), (ii) purchase from the Company, and the Company agrees to cause to be deposited with the Escrow Agent on behalf of the Investor, a total of 29,444,444 shares of Common Stock, at the price of $1.80 per share (such shares of Common Stock, the "*Escrow Company Stock*" and, together with the Closing Company Stock, the "*Purchased Company Stock*"), and (iii) receive from the Company, and the Company agrees to deliver to the Investor, the Warrants.

       1.2   <u>Purchased Company Stock</u>.

       (a)   <u>Closing Company Stock</u>. At the Closing, the Company shall issue to the Investor one or more share certificates (each, a "*Closing Company Stock Certificate*"), representing the Closing Company Stock acquired by the Investor upon the terms specified in this Agreement.

       (b)   <u>Escrow Company Stock</u>. At the Closing, the Company shall cause to be deposited with an escrow agent, to be mutually selected by the Company and the Investor reasonably in advance of the Closing (such escrow agent so selected, the "*Escrow Agent*"), one or more share certificates (each, an "*Escrow Company Stock Certificate*"), representing the Escrow Company Stock acquired by the Investor upon the terms specified in this Agreement, with such Escrow Company Stock Certificates, and any dividends or other distributions attributable thereto (whether payable in cash, stock, property or any combination thereof), to be held in escrow and administered by the Escrow Agent pursuant this Section 1.2(b) and in accordance with the terms and conditions of an escrow agreement substantially in the form set forth on Exhibit C attached hereto (the "*Escrow Agreement*"). Subject to the terms and conditions of the Escrow Agreement, the Escrow Agent shall release the Escrow Company Stock Certificates, and any dividends or other distributions attributable thereto, as follows:

       (1)   If, during any consecutive 12-month period beginning on or after the Closing Date and ending on or before December 31, 2010 (any such consecutive 12-month period, a "*Measurement Period*"), Everbright Asia generates $1,000,000 or more in Pre-Tax Income, the Escrow Agent shall release to the Investor (A) all Escrow Company Stock Certificates representing the Escrow Company Stock, and (B) all dividends or other distributions attributable thereto, no later than 30 days following the last day of the Measurement Period in which such Pre-Tax Income threshold was achieved. As used herein, "*Pre-Tax Income*" means net income, as determined in accordance with GAAP, prior to the subtraction of all applicable Taxes; provided, however, that in computing Pre-Tax Income (i) all payments received by Everbright Asia pursuant to contracts entered into with manufacturers, customers or distributors participating in the Luichi Sourcing Business that should be amortized over some period of time shall, instead, be deemed to be recognized as revenue in the month in which payment is received and such payment is deemed earned pursuant to the terms of the contract, and (ii) all depreciation, amortization and other non-cash charges shall be excluded from expenses.

       (2)   If Everbright Asia fails to generate at least $1,000,000 in Pre-Tax Income during any Measurement Period, the Investor shall forfeit all right, title and interest in and to the Escrow Company Stock and all dividends or other distributions attributable thereto, without consideration therefor, and the Escrow Agent shall release to the Company (A) all Escrow Company Stock Certificates representing the Escrow Company Stock, and (B) all dividends or other distributions attributable thereto, no later than January 31, 2011. Upon receipt

thereof, the Company shall cause such Escrow Company Stock Certificates to be cancelled and the Escrow Company Stock represented thereby to be retired or held as treasury stock for reissue.

1.3   Warrants. At the Closing, the Company shall issue to the Investor the Warrants acquired by the Investor upon the terms specified in this Agreement.

ARTICLE II

INVESTMENT CONSIDERATION; CLOSING

2.1   Investment Consideration.

(a)   Aggregate Investment Consideration. The aggregate consideration (the "*Aggregate Investment Consideration*") payable by the Investor to the Company for the Investment, and for the representations, warranties, covenants and agreements contained herein and in the other agreements to be delivered at Closing, shall be:

(1)   the payment to the Company of an amount equal to (A) the Closing Cash Consideration, plus (B) the Post-Closing Cash Addition, if any (collectively, the "*Aggregate Cash Consideration*");

(2)   the transfer, assignment, conveyance and delivery to the Company of the Everbright Asia Stock; and

(3)   the commitment by the Investor to provide the Company periodic capital contributions from and after the Closing, in an aggregate amount not to exceed $15,000,000, pursuant to the Capital Call Agreement.

(b)   Closing Consideration. At the Closing, the Investor shall:

(1)   pay to the Company, by wire transfer of immediately available funds to such accounts as are designated by the Company, an amount in cash equal to (A) $10,000,000, plus (B) the Closing Cash Addition, if any (collectively, the "*Closing Cash Consideration*"); and

(2)   pursuant to, and in accordance with the terms of, an assignment and stock power in the form set forth on Exhibit D attached hereto (the "*Everbright Asia Assignment and Stock Power*"), transfer, assign, convey and deliver to the Company all right, title and interest in and to the Everbright Asia Stock (such transfer, assignment, conveyance and delivery of the Everbright Asia Stock, the "*Everbright Asia Stock Consideration*" and, together with the Closing Cash Consideration, the "*Closing Consideration*").

2.2   Aggregate Cash Consideration Adjustment.

(a)   Adjustment to the Aggregate Cash Consideration. The Aggregate Cash Consideration shall be adjusted as and to the extent the Closing Cash of Everbright Asia as of the Closing Date is less than $5,000,000 (the "*Minimum Closing Cash*"), as provided below in this Section 2.2. As used herein, "*Closing Cash*" means, as of a given time, (i) the cash and cash equivalent assets of Everbright Asia, including bank accounts, banker's acceptances, Treasury bills and money market mutual funds, minus (ii) the liabilities of Everbright Asia, in each case calculated in accordance with GAAP applied in a manner consistent with past principles and policies used by the Investor and its Affiliates.

(b)   Adjustment at Closing. On or before the fifth business day prior to the Closing Date, the Investor shall deliver to the Company an estimated closing balance sheet for Everbright Asia (the "*Preliminary Everbright Asia Closing Balance Sheet*"), prepared by the Investor in accordance with GAAP applied in a manner consistent with past principles and policies used by the Investor and its Affiliates for the fiscal year ended December 31, 2007 and the nine-month period ended September 30, 2008. The Preliminary Everbright Asia Closing Balance Sheet shall be certified by the Chief Financial Officer of the Investor, and shall estimate and present, in good faith, the financial position of Everbright Asia as of the Closing Date, as well as set forth in reasonable detail the calculation, as of the Closing Date, of the estimated Closing Cash of Everbright Asia (the "*Estimated Closing Cash*"), based upon the Preliminary Everbright Asia Closing Balance Sheet and the definition of Closing Cash set forth above. At the Closing, the Closing Cash Consideration shall be increased by the amount, if any, by which the Minimum Closing Cash exceeds the Estimated Closing Cash (such increase, the "*Closing Cash Addition*").

(c)   Adjustment after Closing.

(1)   As soon as practicable after the Closing, but no later than 120 days following the Closing Date, the Company shall deliver to the Investor the final closing balance sheet for Everbright Asia (the "*Final Everbright Asia Closing Balance Sheet*") and the calculation of the final Closing Cash of Everbright Asia determined as of the Closing Date (the "*Final Closing Cash*"), based upon the Final Everbright Asia Closing Balance Sheet and the definition of Closing Cash set forth above, in each case accompanied by a description in reasonable detail of all variances between the Preliminary Everbright Asia Closing Balance Sheet and Estimated Closing Cash, on the one hand, and the Final Everbright Asia Closing Balance Sheet and Final Closing Cash, on the other. The Final Everbright Asia Closing Balance Sheet shall be prepared in accordance with GAAP applied in a manner consistent with past principles and policies used by the Investor and its Affiliates for the fiscal year ended December 31, 2007 and the nine-month period ended September 30, 2008, provided that the allowance for bad debt and reserve for contractuals related to accounts receivable shall reflect the then current best estimate of the allowance and reserve. If the Investor objects to the Company's calculation of the Final Closing Cash as presented on the Final Everbright Asia Closing Balance Sheet, then the Investor shall, within 45 business days after receipt of the Final Everbright Asia Closing Balance Sheet, notify the Company of the same in writing and deliver its proposed modification of the Final Everbright Asia Closing Balance Sheet and calculation of the Final Closing Cash to the Company, together with a written statement explaining in reasonable detail the reasons for the objection and the basis for the proposed modification and calculation. If the Investor does not deliver such notice of objection within such 45 business day period, then the Final Everbright Asia Closing Balance Sheet and the Company's calculation of the Final Closing Cash as shown thereon shall be final, conclusive and binding on the parties hereto.

(2)   If the Company disagrees with all or any portion of the Investor's proposed modification of the Final Everbright Asia Closing Balance Sheet or calculation of the Final Closing Cash, then it shall notify the Investor and the parties shall negotiate in good faith to reach an agreement during the 30 day period following delivery of the Investor's proposed modification and calculation. If the Company and the Investor shall reach such an agreement, such agreement shall be final, conclusive and binding on the parties hereto.

(3)   If the Company and the Investor are unable to reach an agreement on the Final Everbright Asia Closing Balance Sheet and the Final Closing Cash within the 30 day period referenced in Section 2.2(c)(2), they shall promptly thereafter cause an accounting firm of internationally recognized stature (the "*Independent Accountant*") reasonably satisfactory to the Investor and the Company to review this Agreement and the disputed items or amounts for the purpose of calculating the Final Closing Cash. In making such calculation, the Independent Accountant shall consider only those items or amounts in the Final Everbright Asia Closing Balance Sheet or the calculation of the Final Closing Cash as to which the Company and the Investor have disagreed. The Independent Accountant shall deliver to the Investor and the Company, as promptly as practicable, a report setting forth its calculations. Such report shall be final and binding upon the parties hereto and their respective Affiliates. The cost of such review and report shall be paid one-half by the Company and one-half by the Investor.

(4)   If the Final Closing Cash (as finally agreed upon or determined pursuant to this Section 2.2(c)) is less than the Minimum Closing Cash, then the Investor shall pay to the Company an amount in cash (a "*Post-Closing Cash Addition*") equal to the amount that the Minimum Closing Cash exceeds the Final Closing Cash, *provided*, *however*, that any Closing Cash Addition previously paid by the Investor pursuant to Section 2.2(b) shall be taken into account in determining the final amount of any Post-Closing Addition to be paid by the Investor pursuant to this Section 2.2(c)(4). Any Post-Closing Cash Addition shall be paid by the Investor by wire transfer of immediately available funds within five business days following the final determination of the Final Closing Cash pursuant to this Section 2.2(c).

(d)   <u>Cooperation</u>. The parties hereto agree that they will cooperate and assist in the preparation of the balance sheets and the calculations of Closing Cash and in the conduct of the reviews referred to above, including, without limitation, the making available, to the extent reasonably necessary, of books, records, work papers and personnel.

2.3   <u>Charge Over Bank Account</u>. On or prior to the date hereof, the Investor has entered into with Company a Charge Over Bank Account or similar agreement, attached hereto as Exhibit E (the "*Deed*"), whereby Investor shall (a) maintain an account, as designated further in the Deed, with a minimum balance in cash of $10,000,000 (the "*Bank Account*") and (b) charge to the Company, by way of first fixed charge, all its right, title, interest and benefit, present or future, in each and every sum of money for the time being standing to the credit of the Bank Account, as a continuing security for the performance by the Investor of its payment obligations under this Article II. The Investor hereby acknowledges and agrees that the Company may, without further notice to the Investor or any other restriction, withdraw, transfer or otherwise dispose of all or any part of the monies in the Bank Account in or towards the payment or discharge of such payment obligations, in the event that the Investor fails to satisfy such payment obligations in full at the Closing if, at the time of such failure, the conditions to the

Investor's obligations to consummate the transactions contemplated by this Agreement set forth in Sections 6.1 and 6.2 have been satisfied.

2.4   Closing. The closing of the Investment (the "*Closing*") shall occur at 11:00 a.m., New York City time, on a date to be specified by the parties, such date to be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VI, at the offices of O'Melveny & Myers LLP, 400 South Hope Street, Los Angeles, California, unless another date or place is agreed to in writing by the parties hereto. The date of the Closing is referred to as the "*Closing Date*."

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1   Disclosure.

(a)   On or prior to the date hereof, the Company delivered to the Investor and the Investor delivered to the Company a schedule ("*Disclosure Schedule*") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 3.2 with respect to the Company, or in Sections 3.3 and 3.4 with respect to the Investor and Everbright Asia, or to one or more of its covenants contained in Article IV.

(b)   As used in this Agreement, the term "*Material Adverse Effect*" means any circumstance, event, change, development or effect that, considered together with all other such facts, changes, circumstances or effects, (1) is material and adverse to the business, assets, results of operations or financial condition of the Company taken as a whole or (2) would materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Closing; *provided, however*, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect relating to the following: (A) changes, after the date hereof, in United States generally accepted accounting principles, (B) compliance with the terms of, or the taking of any action required by, this Agreement, or the failure to take any action prohibited by this Agreement, (C) changes in general U.S. economic, monetary or financial conditions, including changes in prevailing interest rates, credit availability, and the credit markets generally, as well as changes in the commercial and residential real estate markets in the geographic regions in which the Company operates, to the extent that such changes do not have a materially disproportionate effect on the Company taken as a whole, relative to other companies operating in its industry, (D) changes in the retail and/or regional department store industry, in general, to the extent that such change does not have a materially disproportionate effect on the Company taken as a whole, relative to other companies operating in its industry, (E) changes in the Dow Jones Industrial Average, S&P 500 Index or similar stock performance indices, (F) changes in the market price or trading volumes of the Common Stock (but not the underlying causes of such changes), (G) any change in the stock exchange or automated quotation system upon which the Common Stock is listed, traded or quoted, (H) the failure of the Company to meet any internal projections, forecasts, or estimates for any period ending on or after August 2, 2008 (but not the underlying causes of such failure), and (I) the public disclosure of this Agreement or the transactions contemplated hereby.

(c) "*Previously Disclosed*" with regard to a party means information set forth on its Disclosure Schedule, which information shall be deemed set forth and disclosed for (1) the indicated section of this Agreement and (2) all other sections of this Agreement so long as the relevance of such information to such other section of this Agreement is reasonably apparent on its face. The fact that any item of information is disclosed by a party on its Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and any dollar thresholds set forth herein shall not be used as a basis for interpreting the terms "material" or "Material Adverse Effect" or other similar terms in this Agreement

3.2 Representations and Warranties of the Company. The Company represents and warrants to the Investor that:

(a) Organization and Authority.

(1) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of State of Delaware and has the requisite corporate power and authority to conduct its business as now being conducted, except for those jurisdictions where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has delivered to the Investor prior to the execution of this Agreement true and complete copies of the Company Governing Documents. The Company is in compliance with the terms of the Certificate of Incorporation of the Company (as amended, the "*Company Certificate of Incorporation*"), the Bylaws of the Company (as amended, the "*Company Bylaws*", and together with the Company Certificate of Incorporation, the "*Company Governing Documents*").

(2) As of the date hereof, the Company has no Subsidiaries. In addition, except as Previously Disclosed, the Company does not directly or indirectly Beneficially Own any Equity Interests in any other person. As used herein, "*Subsidiary*" means, with respect to any person, any corporation, partnership, joint venture, limited liability company or other entity (x) of which such person or a subsidiary of such person is a general partner or (y) of which a majority of the voting securities or other voting interests, or a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity, is directly or indirectly owned by such person and/or one or more subsidiaries thereof.

(b)   Capitalization.

(1)   The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock and 2,000,000 shares of preferred stock, par value $0.10 per share (the "*Preferred Stock*"). As of the close of business on November 17, 2008 (the "*Capitalization Date*"), (A) 13,296,115 shares of Common Stock were issued and outstanding, (B) no shares of Preferred Stock were issued and outstanding, (C) 417,800 shares of Common Stock were issued and held in the treasury of the Company or otherwise owned by the Company, and (D) 1,432,500 shares of Common Stock were reserved for issuance pursuant to the Company 2005 Stock Option Plan (together with the Company 1998 Stock Option Plan and the Amended and Restated Company 1998 Employee Stock Purchase Plan, each as amended to date, the "*Company Stock Plans*"), of which 987,500 shares of Common Stock were subject to outstanding and unexercised options ("*Company Options*") to purchase shares of Common Stock granted under the Company Stock Plans. All of the outstanding shares of the Company's capital stock are, and all shares of Common Stock which may be issued pursuant to the exercise of outstanding Company Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except for issuances of shares of Common Stock pursuant to Company Options described in the first sentence of Section 3.2(b)(2), since November 17, 2008, the Company has not issued any shares of Common Stock or designated or issued any shares of Preferred Stock. There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) ("*Voting Debt*") of the Company issued and outstanding. Except for the Company Options described in the first sentence of Section 3.2(b)(2), there are no (x) options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any stockholder rights plan, relating to the issued or unissued capital stock of the Company, obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment (collectively, "*Equity Interests*") or (y) outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Common Stock or any other capital stock of, or other Equity Interests in, the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company.

(2)   As of November 17, 2008, the Company had outstanding Company Options to purchase 987,500 shares of Common Stock granted under Company Stock Plans. All of such Company Options have been granted to employees and directors of the Company in the ordinary course of business pursuant to the Company Stock Plans. Section 3.2(b)(2) of the Company's Disclosure Schedule sets forth a listing of all outstanding Company Options as of November 17, 2008 and (i) the date of their grant and the portion of which that is vested as of November 17, 2008 and if applicable, the exercise price therefor, and (ii) the date upon which each Company Option would normally be expected to expire absent termination of employment or other acceleration.

(3)   Except as Previously Disclosed, there are no voting trusts or other agreements to which the Company is a party with respect to the voting of any Common Stock or

any capital stock of, or other equity interest of the Company. The Company has not granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights.

(c)   Authorization.

(1)   The Company has the corporate power and authority necessary to enter into this Agreement and each of the other Transaction Documents to which it is a party and to carry out its obligations hereunder and thereunder. The execution, delivery and performance by the Company of this Agreement and each of the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and unanimously authorized by the board of directors of the Company (the "*Board of Directors*"). This Agreement and each of the other Transaction Documents to which the Company is a party have been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Investor, are valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. No other corporate proceedings are necessary for the execution and delivery by the Company of this Agreement and each of the other Transaction Documents to which it is a party, the performance by it of its obligations hereunder and thereunder or the consummation by it of the transactions contemplated hereby and thereby, subject, in the case of the authorization and issuance of (i) the Purchased Company Stock to be sold under this Agreement and (ii) the Warrants to be sold under this Agreement and the shares of Common Stock to be issued on exercise thereof, to receipt of the Company Stockholders' Approval and the filing of the Amended and Restated Certificate of Incorporation with the Delaware Secretary of State. The only vote of the stockholders of the Company required (i) to approve the authorization and issuance of the Purchased Company Stock and the Warrants to be sold under this Agreement, as well as the exercise of the Warrants for Common Stock, for purposes of Section 312.03 of the New York Stock Exchange Listed Company Manual, if applicable, is a majority of the votes cast on such proposal, *provided* that the total vote cast on the proposal represents over 50% in interest of all securities entitled to vote thereon, and (ii) to approve and adopt the Third Amended and Restated Certificate of Incorporation, in the form set forth on Exhibit F attached hereto (the "*Amended and Restated Certificate of Incorporation*"), amending and restating the Company Certificate of Incorporation to, among other things, increase the number of authorized shares of Common Stock to at least such number as shall be sufficient to permit the full exercise of the Warrants for Common Stock, is the affirmative vote of the holders of more than 50% of the issued and outstanding Common Stock (the foregoing approvals and adoption by the stockholders of the Company, collectively, the "*Company Stockholders' Approval*"). For purposes of this Agreement, the term "*Transaction Documents*" shall mean this Agreement, the Milestone Warrant, the Additional Warrant, the Escrow Agreement, the Investor Rights Agreement and the Capital Call Agreement.

(2)   Neither the execution and delivery by the Company of this Agreement or any of the other Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the provisions

hereof or thereof (including, without limitation, the exercise provisions of the Warrants), will (i) subject in the case of (A) the authorization and issuance of the Purchased Company Stock and the Warrants (including the shares of Common Stock to be issued upon exercise of the Warrants) to be sold or issued under this Agreement, and (B) the filing of the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, to receipt of the Company Stockholders' Approval, conflict with or result in any breach of any provision of the Company Governing Documents, (ii) require any filing by the Company with, or the permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, federal, state or local entity (a "*Governmental Entity*") (except for (A) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable federal or state securities Legal Requirements, (B) the filing of the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, or (C) compliance with the rules and regulations of any applicable stock exchange or automated quotation system), (iii) automatically result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Company Material Contract, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets; except in the case of clauses (ii), (iii) or (iv) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such modifications, violations, rights, breaches or defaults have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)   Company Reports. The Company has in a timely manner filed or furnished (as applicable) with the Securities and Exchange Commission ("*SEC*") all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2007 through the date hereof, under the Securities Exchange Act of 1934 (as amended, and together with the rules and regulations of the SEC promulgated thereunder, the "*Exchange Act*") or the Securities Act of 1933 (as amended, and together with the rules and regulations of the SEC promulgated thereunder, the "*Securities Act*"), together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the "*Sarbanes-Oxley Act*") (such documents, as amended since the time of their filing, collectively, the "*Company Reports*"). As of their respective filing dates (or as of the date of filing an amendment thereto, to the extent any filing was amended), the Company Reports (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.

(e)   Financial Statements. All of the audited financial statements and unaudited interim financial statements of the Company included in the Company Reports (collectively, the "*Company Financial Statements*"), (A) have been prepared from, are in accordance with, and accurately reflect the books and records of the Company in all material respects, (B) have been prepared in accordance with applicable accounting requirements and rules and regulations of the SEC and United States generally accepted accounting principles

("*GAAP*") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, 8-K or any successor or like form under the Exchange Act) and (C) fairly present in all material respects the financial position and the results of operations and cash flows of the Company as of the times and for the periods referred to therein.

(f)   Internal Controls; Sarbanes-Oxley Act. The Company has designed and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed to the Company's auditors and the audit committee of the Board of Directors (and made summaries of such disclosures available to the Investor) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting. The Company is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act.

(g)   Tangible Property; Real Property; Leases; Encumbrances.

(1)   Except as Previously Disclosed, the Company has good and marketable title to, or valid leasehold interests in, all of its tangible properties and assets, including real properties, to conduct its business as currently conducted or as contemplated to be conducted, in each case subject to no liens, charges, encumbrances, adverse rights or claims and security interests ("*Liens*"), except for (i) Liens set forth on Section 3.2(g)(1) of the Company's Disclosure Schedule, (ii) Liens consisting of zoning or planning restrictions, easements, permits, restrictions under any Environmental Permit and other restrictions or limitations on the use of real property or irregularities in title thereto, which do not materially impair the value of such properties or the use of such property by the Company in the operation of its business, (iii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided on the appropriate financial statements, (iv) purchase money Liens securing payments under capital lease arrangements, (v) Liens securing the Second Amended and Restated Credit Agreement, dated as of July 24, 2008 (as

subsequently amended, the "*GE Credit Agreement*"), by and among the Company, GECC, CIT Group Business Credit Inc., and the other lenders signatory thereto, and (vi) Liens that are not material to the business, assets, results of operations or financial condition of the Company, taken as a whole (the foregoing Liens (i)-(vi), "*Permitted Liens*"). The Company has caused its tangible properties and assets that are used in the conduct of the business of the Company to be maintained in accordance with good business practice, and all such assets are adequate for the purposes for which they are used and intended.

(2)   Except as Previously Disclosed, no parcel of real property owned, occupied or leased by the Company is subject in any material respect to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed. All real property owned, occupied or leased by the Company is, to the Company's knowledge, maintained in material compliance with all applicable Legal Requirements.

(3)   Section 3.2(g)(3) of the Company's Disclosure Schedule lists (a) all real property owned by the Company, and (b) all leases (including all amendments and modifications thereto) pursuant to which the Company leases real or personal property, true, correct and complete copies of which have previously been delivered or made available to the Investor. All leases of real property leased for the use or benefit of the Company to which the Company is a party and all amendments and modifications thereto are in full force and effect and have not been modified or amended, and there exists no default under any such lease by the Company, nor any event which with notice or lapse of time or both would constitute a default thereunder by the Company, except as would not materially and adversely affect the use of the property by the Company.

(h)   Taxes. Except as Previously Disclosed or except as would not individually or in the aggregate have a Material Adverse Effect:

(1)   The Company has timely filed with the appropriate Governmental Entity all Tax Returns required to be filed by it. All such Tax Returns are complete and accurate in all respects. All Taxes due and owing by the Company on or before the date hereof have been paid, except such Taxes the payment of which is being contested in good faith and Taxes which are reserved for in accordance with GAAP on the Company Financial Statements.

(2)   For purposes of this Agreement, "*Tax*" or "*Taxes*" shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not. For purposes of this Agreement, "*Tax Return*" shall mean any return, report, certificate, form or similar statement or document or other communication required or permitted to be supplied to, or filed with, a Governmental Entity in connection with the determination, assessment or collection of any Tax or the administration of any laws relating to any Tax.

(i)   Absence of Certain Changes. Except as Previously Disclosed or contemplated by this Agreement or the other Transaction Documents, since August 2, 2008 (the "*Balance Sheet Date*"), the Company has conducted its business in the ordinary course of business consistent with past practice. Except as Previously Disclosed or contemplated by this Agreement or the other Transaction Documents, from the Balance Sheet Date through the date of this Agreement, (1) no fact(s), change(s), event(s), development(s) or circumstance(s) has or have occurred, arisen, come into existence or become known, which have had or are reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (2) the Company has not incurred any liabilities (contingent or otherwise), other than trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice, that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (3) the Company has not altered its method of accounting; (4) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock; (5) the Company has not (A) sold, assigned, transferred, abandoned, mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any of its material properties, tangible or intangible, or rights under any Material Contract or (B) waived or cancelled any material amounts of indebtedness or other obligations owed to the Company; (6) other than in the ordinary and usual course of business consistent with past practice, the Company has not (A) granted any material severance or termination pay to any director or officer of the Company, (B) entered into any material employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director or officer of the Company, (C) materially increased benefits payable to any director or officer of the Company under any existing severance or termination pay policies or employment agreements, or (D) materially increased the compensation, bonus or other benefits payable to directors or officers of the Company, other than merit increases in salaries at regularly scheduled times in customary amounts consistent with past practices; (7) the Company has not amended any term of any outstanding security of the Company that would materially increase the obligations of the Company under such security; and (8) the Company has not issued any Equity Interests to any person, except (A) grants made and Previously Disclosed prior to the date hereof pursuant to existing Company Stock Plans; and (B) issuances of Common Stock upon the exercise of Company Options. The Company does not have pending before the SEC any request for confidential treatment of information.

(j)   No Undisclosed Liabilities. Except (1) as reflected or otherwise reserved against on the Company Financial Statements, (2) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business, (3) for liabilities and obligations incurred under this Agreement or in connection with the transactions contemplated hereby, (4) for contractual liabilities and obligations incurred under (other than liabilities arising from any breach or violation of) any Company Material Contract Previously Disclosed, but only to the extent such liabilities are readily ascertainable (in nature, scope and amount) from the copies delivered or made available to the Investor, and (5) liabilities that have not had and would not reasonably be expected to have a Material Adverse Effect, the Company has not incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, which are required by GAAP to be recognized or disclosed on a consolidated balance sheet of the Company or in the notes thereto.

(k)   Commitments and Contracts.

(1)   Except as Previously Disclosed, there is no agreement to which the Company is a party:

(A)   which provides for the employment of any officer, individual employee or other person relating to the Company on a full-time, part-time, consulting or other basis or relating to loans to members, managers, officers, directors or affiliates of the Company;

(B)   under which the Company has advanced or loaned or agreed to advance or loan to any other person amounts exceeding $50,000 in the aggregate, other than (1) from the Company in the ordinary course of business, and (2) in connection with the construction of stores pursuant to a lease agreement in the ordinary course of business, which is set forth on Section 3.2(g)(3) of the Company's Disclosure Schedule;

(C)   relating to borrowed money or other indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of the Company;

(D)   under which the Company guarantees, endorses or otherwise becomes or is contingently liable upon the liability of any other person (other than by endorsements of instruments in the ordinary course of collection);

(E)   under which the Company is lessee of or holds or operates any property, real or personal, owned by any other person, except for any lease of real or personal property under which the aggregate annual rental payments do not exceed $100,000;

(F)   under which the Company is lessor of or permits any other person to hold or operate any property, real or personal, owned or controlled by the Company (other than immaterial rights of way, easements, covenants or similar rights to real property);

(G)   that is a settlement, conciliation or similar agreement requiring payment as of or after the execution date of this Agreement of consideration in excess of $100,000;

(H)   relating to any intangible property, including any (i) patents, inventions, trademarks, trade names, industrial designs, trade secrets, and proprietary know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (ii) proprietary business, technical and know-how information; (iii) works of authorship (including computer programs, source code, object code, whether embodied in software, firmware or otherwise); (iv) URLs and domain names; and (v) any similar or equivalent property of any of the foregoing (as applicable) (collectively, "*Intellectual Property*") used by the Company in the conduct of its business, or any other agreements affecting the Company's ability to use or disclose any such Intellectual Property;

(I)   which has a term of more than one year and is not terminable by the Company upon less than 30 days' notice without material penalty and involves a consideration in excess of $100,000 in the aggregate annually;

(J)   which involves a consideration in excess of $250,000 in the aggregate annually (other than purchase orders for inventory in the ordinary course of business consistent with past practices of the Company);

(K)   under which any of the benefits to any party will be increased, or the vesting of the benefits to any party will be accelerated, by the occurrence of any of the Investment or the other transactions contemplated by this Agreement; or

(L)   which, as of the date hereof, (i) is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), or (ii) would prohibit or materially delay the consummation of the Investment or any of the other transactions contemplated hereby.

(2)   Each contract of the type described above in this Section 3.2(k) is referred to herein as a "*Company Material Contract*." Assuming due authorization, execution, delivery and performance by the other parties thereto, each Company Material Contract is valid, binding and enforceable by or against the Company, in accordance with its respective terms (except that (A) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought). With respect to each of the Company Material Contracts, to the knowledge of the Company, no event or condition presently exists that constitutes a material default or material breach by the Company or any other party thereto or, after notice or lapse of time or both, would constitute a material default or material breach by the Company or any other party thereto.

(3)   The Company has delivered or made available to the Investor for review, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts required to be disclosed on Section 3.2(k) of the Company's Disclosure Schedule, which are not filed as exhibits to the Company Reports and the Company Material Contracts required to be disclosed on Section 3.2(k) of the Company's Disclosure Schedule or filed as exhibits to the Company Reports are true and complete copies of such contracts.

(l)   <u>Inventories</u>. Except as Previously Disclosed, all inventories reflected on the Company Financial Statements (other than inventory sold or disposed of since the Balance Sheet Date) are, subject to any reserves relating thereto, (i) in good, useable and marketable condition in accordance with the practices of the Company, (ii) in compliance in all material respects with all applicable Legal Requirements currently enacted and in effect as of the date of this Agreement, and (iii) valued on a LIFO basis using the retail LIFO inventory method of accounting in accordance with generally acceptable accounting principles consistently applied. The quantities of each item of inventory (whether raw materials, work-in-progress or finished goods) do not materially exceed inventory levels historically maintained by the Company in the ordinary course of business (subject to seasonal fluctuations), and the Company maintains adequate reserves relating thereto.

(m) <u>Suppliers</u>. As of the date of this Agreement, except as Previously Disclosed, the Company has not received any written notice that any supplier of a material portion of merchandise inventory (i) will cease to do business with the Company, (ii) will materially reduce its supply arrangements with the Company or (iii) will materially increase the price it will charge the Company for the merchandise it supplies to the Company.

(n) <u>Offering of Securities</u>. Neither the Company nor any person acting on its behalf has taken any action (including any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of any of the Securities to be issued pursuant to this Agreement under the Securities Act and the rules and regulations of the SEC thereunder) which might subject the offering, issuance or sale of any of the Securities to the Investor pursuant to this Agreement to the registration requirements of the Securities Act.

(o) <u>Status of Securities</u>. The Purchased Company Stock and the Warrants to be issued pursuant to this Agreement have been duly authorized by all necessary corporate action. When issued and/or sold against receipt of the consideration therefor as provided in this Agreement, (i) the Purchased Company Stock and the Warrants will be validly issued, (ii) the Purchased Company Stock and the Warrants will be fully paid and nonassessable, and (iii) the Purchased Company Stock and the Warrants will not subject the holder thereof to personal liability and will not be subject to preemptive rights of any other shareholder of the Company. The shares of Common Stock issuable upon the exercise of the Warrants will, upon receipt of the Company Stockholders' Approval and filing of the Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, have been duly authorized by all necessary corporate action and when so issued upon such exercise will be validly issued, fully paid and nonassessable, will not subject the holder thereof to personal liability and will not be subject to preemptive rights of any other stockholder of the Company.

(p) <u>Litigation and Other Proceedings</u>. There is no pending or, to the knowledge of the Company, threatened, claim, action, suit, investigation or proceeding (each an "*Action*"), against the Company or to which any of its assets are subject, nor is the Company subject to any order, judgment or decree, in each case except as would not reasonably be expected to have a Material Adverse Effect. As of the date hereof, neither the Company nor, to the Company's knowledge, any current or former director or officer thereof is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities Legal Requirements or a claim of breach of fiduciary duty, nor has there been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company or, to the Company's knowledge, any current or former director or officer of the Company. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Exchange Act or the Securities Act. There is no unresolved violation, criticism or exception by any Governmental

Entity with respect to any report or relating to any examinations or inspections of the Company, except as would not reasonably be expected to have a Material Adverse Effect.

(q)   Compliance with Laws; Permits.

(1)   Except as Previously Disclosed, Company has complied and is in compliance with all statutes, ordinances, codes, laws, rules, regulations, orders or other requirements, standards or procedures enacted, adopted or applied by any Governmental Entity ("*Legal Requirements*"), which affect the business, properties or assets of the Company, except for instances of possible noncompliance that have not had and are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. No notice, charge or assertion has been received by the Company or threatened against the Company alleging any violation of any of the foregoing, except for instances of possible noncompliance that have not had and are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. All licenses, authorizations, consents, permits, certificates and approvals required under such laws, rules and regulations are in full force and effect except where the failure to be in full force and effect have not had and is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(2)   The Company is in possession of all authorizations, licenses, permits, Environmental Permits, certificates, approvals and clearances of any Governmental Entity necessary for the Company to own, lease and operate its properties or to carry on its business substantially in the manner described in the Company Reports filed prior to the date hereof and substantially as it is being conducted as of the date hereof (the "*Company Permits*"), and all such Company Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Company Permits is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(r)   Labor.

(1)   No persons employed by the Company are covered by any collective bargaining or other labor union or foreign work council contract with respect to their employment with the Company (each a "*Company Collective Bargaining Agreement*"), and (i) no Company Collective Bargaining Agreement is being negotiated by the Company, (ii) as of the date of this Agreement, there is no strike or work stoppage against the Company pending or, to the knowledge of the Company, threatened that may interfere with the respective business activities of the Company, and (iii) as of the date of this Agreement, to the knowledge of the Company, the Company has not committed any material unfair labor practice in connection with the operation of the business of the Company.

(2)   The Company has complied in all material respects with applicable Legal Requirements with respect to employment, employment practices, and terms, conditions and classification of employment (including applicable laws, rules and regulations regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, and the Workers' Adjustment and Retraining Notification Act), except for such

noncompliance as has not had and is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(s)   Company Benefit Plans; ERISA.

(1)   The Company has Previously Disclosed all material employee benefit plans, programs, agreements or arrangements, including pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("*ERISA*"), in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company, or to which the Company contributes or is obligated to contribute thereunder, or with respect to which the Company has or may have any liability (contingent or otherwise), in each case, for or to any current or former employees, directors or officers of the Company and/or their dependents (collectively, the "*Benefit Plans*").

(2)   All Benefit Plans that are intended to be subject to Section 401(a) of the Internal Revenue Code of 1986 (as amended, the "*Code*") and any trust agreement that is intended to be tax exempt under Code Section 501(a) have been determined by the Internal Revenue Service to be qualified under Code Section 401(a) and exempt from taxation under Code Section 501(a) or have been established under one or more prototype plans or arrangements for which the IRS has issued to the prototype sponsor favorable determination letter(s) having similar effect and upon which the Company may rely and, to the knowledge of the Company, nothing has occurred that would adversely affect the qualification of any such plan. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) each Benefit Plan and any related trust subject to ERISA complies in all material respects with and has been administered in substantial compliance with, (A) the provisions of ERISA, (B) all provisions of the Code, (C) all other applicable Legal Requirements, and (D) its terms; (ii) the Company has not received any written notice from any Governmental Entity questioning or challenging such compliance; (iii) there are no unresolved claims or disputes under the terms of, or in connection with, the Benefit Plans other than claims for benefits which are payable in the ordinary course; (iv) to the knowledge of the Company, there has not been any non-exempt "prohibited transaction" (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Benefit Plan; (v) no litigation has been commenced with respect to any Benefit Plan and, to the knowledge of the Company, no such litigation is threatened (other than routine claims for benefits in the normal course); (vi) there are no governmental audits or investigations pending or, to the knowledge of the Company, threatened in connection with any Benefit Plan; and (vii) to the knowledge of the Company, there are not any facts that could give rise to any liability in the event of any governmental audit or investigation.

(3)   Neither the Company nor any ERISA Affiliate of the Company (i) has an "obligation to contribute" (as defined in ERISA Section 4212) to a Benefit Plan that is a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)); and (ii) sponsors, maintains or contributes to any plan, program or arrangement that provides for

post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by applicable law). As used herein, "*ERISA Affiliate*" means any trade or business, whether or not incorporated, that together with the Company would be deemed a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

(4)   Neither the Company nor any ERISA Affiliate has, within the past 6 years, ever maintained, established, sponsored, participated in, or contributed to, any defined benefit plan (as defined in ERISA Section 3(35)) subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(5)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all reports, returns and similar documents with respect to all Benefit Plans required to be filed by the Company with any Governmental Entity or distributed to any Benefit Plan participant have been duly and timely filed or distributed.

(6)   The Company has Previously Disclosed each Benefit Plan that is an employee welfare benefit plan which is (i) unfunded or self-insured or (ii) funded through a "welfare benefit fund", as such term is defined in Code Section 419(e) or other funding mechanism. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each such employee welfare benefit plan may be amended or terminated (including with respect to benefits provided to retirees and other former employees) without liability (other than benefits then payable under such plan without regard to such amendment or termination) to the Company at any time. The Company complies in all material respects with the applicable requirements of Section 4980B(f) of the Code or any similar state statute with respect to each Benefit Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state statute.

(7)   The Company has Previously Disclosed (i) each material payment (including any bonus, severance, unemployment compensation, deferred compensation, forgiveness of indebtedness or golden parachute payment) becoming due to any employee under any Benefit Plan; (ii) any increase in any material respect of any benefit otherwise payable under any Benefit Plan; (iii) any acceleration in any material respect of the time of payment or vesting of any such benefits under any Benefit Plan; or (iv) any material obligation to fund any trust or other arrangement with respect to compensation or benefits under a Benefit Plan, in each of clauses (i), (ii), (iii) and (iv) if caused or triggered by the execution and delivery of this Agreement or the consummation of the Investment and the other transactions contemplated hereby. Except as Previously Disclosed, no payment or benefit which has been, will or may be made by the Company with respect to any employee in connection with the execution and delivery of this Agreement or the consummation of the Investment and the other transactions contemplated hereby would fail to be deductible under Section 162(m) of the Code. Neither this Agreement (or the consummation of the Investment and the other transactions contemplated hereby) nor any other agreement, plan, arrangement or other contract between the Company and an employee or other service provider that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts, could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be

characterized as an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code.

(8)   Correct and complete copies have been delivered or made available to the Investor by the Company of all material Benefit Plans (including all amendments and attachments thereto); written summaries of any material Benefit Plan not in writing; all related trust documents; all insurance contracts or other funding arrangements to the degree applicable; the most recent determination letter from the Internal Revenue Service (where required); and the most recent summary plan descriptions for the Benefit Plans (where required).

(9)   The Company has not entered into any contract, agreement, arrangement or understanding with any officer or director of the Company in connection with or in contemplation of the Investment, except as Previously Disclosed or as contemplated by this Agreement, the Investment or the other transactions contemplated hereby.

(10)   To the knowledge of the Company, no payment pursuant to any Benefit Plans or other arrangement between the Company and any "service provider" (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including, without limitation, the grant, vesting or exercise of any stock option, would subject any person to a tax pursuant to Section 409A of the Code, whether pursuant to the consummation of the Investment, any other transactions contemplated by this Agreement or otherwise.

(t)   Environmental Laws and Regulations. Except as has not had and is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (i) to the knowledge of the Company, Hazardous Materials have not been generated, used, treated or stored on, transported to or from or disposed of on, any Company Property, except in the ordinary course of the Company's business and in accordance with applicable Environmental Laws and Environmental Permits, (ii) to the Company's knowledge, no Release of any Hazardous Material on any Company Property has occurred; (iii) to the Company's knowledge, the Company is in material compliance with all applicable Environmental Laws and the requirements of any Environmental Permits with respect to any Company Property, and (iv) there are no past, pending or, to the Company's Knowledge, threatened Environmental Claims against the Company or any Company Property. As used in this Agreement, *"Environmental Law"* means any federal, state or local statute, law, rule, regulation, ordinance, code or rule of common law and any judicial or administrative interpretation thereof binding on the Company or its operations or Company Property as of the date hereof and Closing Date, including any judicial or administrative order, consent decree or judgment, relating to the Environment, Hazardous Materials or exposure of any person to Hazardous Materials including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. sec. 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. sec. 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. sec. 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. sec. 2601 et seq.; the Clean Air Act, 42 U.S.C. sec. 7401 et seq.; Oil Pollution Act of 1990, 33 U.S.C. sec. 2701 et seq.; the Safe Drinking Water Act, 42 U.S.C. sec. 300f et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. sec. 1801 et seq.; the Occupational Safety and Health Act of 1970, 29 U.S.C. sec. 651 et seq.; California's Air Quality Act; and California's Safe Drinking Water and Toxic Enforcement Act of 1986 (commonly called "Proposition 65"). As used in this Agreement, *"Environmental Permit"* means any permit required by or pursuant to any applicable Environmental Law. As used in this Agreement, *"Hazardous Materials"* means (A) any petroleum or petroleum products, radioactive materials, asbestos that is friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; and (B) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "extremely hazardous substances," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "contaminant," "carcinogen," "reproductive toxicant," "biohazard," "air contaminant," "controlled substance," "pesticide," "rodenticide," "volatile organic compound," "toxic air contaminant," or terms of similar import, under any applicable Environmental Law. As used in this Agreement, *"Release"* means disposing, discharging, spilling, leaking, leaching, dumping, emitting, escaping, pouring, releasing, injecting, emptying or seeping into or upon any land or water or air, or otherwise entering into the environment.

(u) <u>Takeover Statutes</u>. The Board of Directors and the Company have taken all action necessary to render inapplicable to the Investment and the other transactions contemplated by this Agreement each and every state takeover statute or similar statute or regulation that applies to the Company with respect to this Agreement, the Investment or any other transaction contemplated hereby, including the restrictions on "business combinations" set forth in Section 203 of the General Corporation Law of the State of Delaware (the *"DGCL"*).

(v) <u>Intellectual Property</u>.

(1) To the knowledge of the Company, the Company owns or otherwise has a valid right to use all Intellectual Property Rights needed to conduct the business of the Company as conducted prior to the Closing Date. *"Intellectual Property Rights"* means any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (*"Patents"*); (ii) copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world including moral and economic rights of authors and inventors, however denominated (*"Copyrights"*); (iii) industrial designs and any registrations and applications therefor; (iv) trade names, logos, brand names, trade dress, common law trademarks and service marks and other indications of origin, trademark and service mark registrations and applications therefor (*"Trademarks"*); (v) trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), and proprietary business, technical and know-how information (*"Trade Secrets"*); and (vi) any similar or equivalent rights to any of the foregoing (as applicable).

(2) The Company does not own any material Patents. Section 3.2(v)(2) of the Company's Disclosure Schedule sets forth a true and correct list of all Trademarks owned by the Company (the *"Owned Company IP"*). To the knowledge of the Company, none of the Company or any of its current products or services or other operations of the Company's business has infringed upon or otherwise violated, or is infringing upon or otherwise violating, in any respect the Intellectual Property Rights of any third party. To the knowledge of the Company as of the date hereof, no person or any of such person's products or services or other

operation of such person's business is infringing upon or otherwise violating any Owned Company IP in any material respect.

(3)   As of the date hereof, the Company has not received any unresolved notice or other communication relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property Right of another person by the Company.

(w)   Information in the Proxy Statement. The proxy statement to be distributed to the stockholders of the Company in connection with the Investment (including any preliminary proxy statement, definitive proxy statement or supplement or amendment thereto, in each case as filed with the SEC in accordance with applicable Legal Requirements, the "*Proxy Statement*"), at the date mailed to the Company's stockholders and at the time of the Company Stockholders' Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by the Investor expressly for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

(x)   Insurance. The Company maintains insurance coverage with insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance). All such policies are in full force and effect, all premiums due and payable have been paid, and no written notice of cancellation or termination has been received with respect to any such policy. The Company is not in material breach or default, and the Company has not taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or material modification of any such insurance policies. The consummation of the Investment and the other transactions contemplated by this Agreement will not, in and of itself, cause the revocation, cancellation or termination of any such insurance policy.

(y)   Brokers and Finders; Expenses. Except for Financo, Inc. (the "*Company Financial Advisor*"), no broker, investment banker, financial advisor or other person, other than the Company Financial Advisor, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Investment based upon arrangements made by or on behalf of Company. Section 3.2(y) of the Company's Disclosure Schedule sets forth the amount of the fee payable to the Company Financial Advisor based on the consummation of the transactions contemplated by this Agreement.

(z)   Purchase for Investment. The Company acknowledges that the Everbright Asia Stock has not been registered under the Securities Act or under any state securities Legal Requirements. The Company (1) is acquiring the Everbright Asia Stock pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any shares of the Everbright Asia Stock to any person, (2) will not sell or otherwise dispose of any shares of the Everbright Asia Stock, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws, (3) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Everbright Asia Stock and of making an informed investment decision and (4) is an "accredited investor" (as that term is defined by Rule 501 of the Securities Act).

(aa)   Transactions with Affiliates and Employees. Except as Previously Disclosed, none of the officers or directors of the Company or, to the knowledge of the Company, no person that Beneficially Owns 10% or more of the capital stock of the Company is presently a party to any transaction with the Company (other than for services as officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer or director or, to the knowledge of the Company, any entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $60,000, other than (x) for payment of salary, (y) reimbursement for expenses properly incurred on behalf of the Company and (z) for other bona fide employee benefits, including Company Stock Options.

3.3   Representations and Warranties of the Investor. The Investor represents and warrants to the Company that:

(a)   Organization and Authority. The Investor is a corporation duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands and has the requisite corporate power and authority to conduct its business as now being conducted, except, for those jurisdictions where the failure to be so organized, existing or in good standing would not reasonably be expected, individually or in the aggregate, to materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Closing.

(b)   Authorization.

(1)   The Investor has the corporate power and authority necessary to enter into this Agreement and each of the other Transaction Documents to which it is a party and to carry out its obligations hereunder and thereunder. The execution, delivery and performance by the Investor of this Agreement and each of the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and unanimously authorized by the board of directors of the Investor. This Agreement and each of the other Transaction Documents to which the Investor is a party have been duly and validly executed and delivered by the Investor and, assuming due authorization, execution and delivery by the Company, are valid and binding obligations of the Investor enforceable against the Investor in accordance with their respective terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. No other corporate proceedings are necessary for the execution and delivery by the Investor of this Agreement and each of the

other Transaction Documents to which it is a party, the performance by it of its obligations hereunder and thereunder or the consummation by it of the transactions contemplated hereby.

(2)   Neither the execution and delivery by the Investor of this Agreement or any of the other Transaction Documents to which it is a party, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by the Investor with any of the provisions hereof or thereof, will (i) conflict with or result in any breach of any provision of the organizational documents of the Investor, (ii) require any filing by the Investor with, or the permit, authorization, consent or approval of, any Governmental Entity (except for (A) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable federal or state securities Legal Requirements, or (B) compliance with the rules and regulations of any applicable stock exchanges or automated quotation system), or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Investor or any of its properties or assets; except in the case of clauses (ii) or (iii) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such violations have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse affect on the Investor's ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.

(c)   Purchase for Investment. The Investor acknowledges that the Securities have not been registered under the Securities Act or under any state securities Legal Requirements. The Investor (1) is acquiring the Securities pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Securities to any person, (2) will not sell or otherwise dispose of any of the Securities, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws, (3) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Securities and of making an informed investment decision and (4) is an "accredited investor" (as that term is defined by Rule 501 of the Securities Act).

(d)   Litigation and Other Proceedings. As of the date hereof, there is no pending or, to the knowledge of the Investor, threatened, Action against the Investor, nor is the Investor subject to any order, judgment or decree, in each case except as have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse affect on the Investor's ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis. As of the date hereof, neither the Investor nor, to the Investor's knowledge, any current or former director or officer thereof is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities Legal Requirements or a claim of breach of fiduciary duty, nor has there been, and to the knowledge of the Investor, there is not pending or contemplated, any investigation by the SEC involving the Investor or, to the Investor's knowledge, any current or former director or officer of the Investor. As of the date hereof, there is no unresolved violation, criticism or exception by any Governmental Entity with respect to any report or relating to any examinations or inspections of the Investor, except as have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse affect on the Investor's ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.

(e)   <u>Information in the Proxy Statement</u>. None of the information supplied by the Investor in writing expressly for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) will, at the date mailed to the Company's stockholders and at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(f)   <u>Ownership</u>. The Investor and its Affiliates are the owners of record or the Beneficial Owners of the number of shares of Common Stock or securities convertible into or exchangeable for Common Stock set forth opposite the Investor's or its Affiliates' names on Schedule 3.3(f) of the Investor's Disclosure Schedules. For purposes of this Agreement, a person shall be deemed to "*Beneficially Own*" any securities of which such person is considered to be a "*Beneficial Owner*" under Rule 13d-3 under the Exchange Act.

(g)   <u>Financial Capability</u>. The Investor currently has or at Closing will have available funds necessary to consummate the transactions contemplated hereby, including the Investment, and to perform its obligations under this Agreement on the terms and subject to the conditions contemplated by this Agreement.

(h)   <u>Financial Condition</u>. The total assets of the Investor and its Subsidiaries on a consolidated basis as of June 30, 2008 (the "*Investor Balance Sheet Date*") were no less than $400,000,000, and the total liabilities of the Investor and its Subsidiaries on a consolidated basis as of the Investor Balance Sheet Date were no more than $35,000,000. The total revenue of the Investor and its Subsidiaries on a consolidated basis for the 12 month period ending on the Investor Balance Sheet Date was no less than $200,000,000, and the Investor and its Subsidiaries had a total, combined annual free cash flow from operations of at least $55,000,000 for the 12 month period ending on the Investor Balance Sheet Date.

(i)   <u>Absence of Certain Changes</u>. Except as Previously Disclosed or contemplated by this Agreement, since the Investor Balance Sheet Date, each of the Investor and its Subsidiaries has conducted its respective business in the ordinary course of business consistent with past practice. From the Investor Balance Sheet Date through the date of this Agreement, no fact(s), change(s), event(s), development(s) or circumstance(s) has or have occurred, arisen, come into existence or become known, which would or are reasonably expected to, individually or in the aggregate, materially impair the ability of the Investor to perform its obligations under this Agreement or to consummate the Closing.

(j)   <u>Real Property; Leases; Encumbrances</u>.

(1)   Except as Previously Disclosed, the Investor and the Luichi Affiliates have good and marketable title to, or valid leasehold interests in, all their tangible properties and assets, including real properties, used in the Luichi Sourcing Business, as currently conducted or as contemplated to be conducted, in each case subject to no Liens, except

for (i) Liens set forth on Section 3.3(j)(1) of the Investor's Disclosure Schedule, (ii) Liens consisting of zoning or planning restrictions, easements, permits, restrictions under any Environmental Permit and other restrictions or limitations on the use of real property or irregularities in title thereto, which do not materially impair the value of such properties or the use of such property by the Investor and the Luichi Affiliates in the ownership, management, operation and development of the Luichi Sourcing Business, (iii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided on the appropriate financial statements, (iv) purchase money Liens securing payments under capital lease arrangements, and (v) Liens which would not reasonably be expected to, individually or in the aggregate, materially impair (a) the ability of the Investor and the Luichi Affiliates to conduct the Luichi Sourcing Business as currently conducted or as contemplated to be conducted, or (b) the ability of the Investor to perform its obligations under this Agreement or to consummate the Closing. The Investor and the Luichi Affiliates have caused their respective tangible properties and assets used in the conduct of the Luichi Sourcing Business to be maintained in accordance with good business practices, and all such assets used in the conduct of the Luichi Sourcing Business are adequate for the purposes for which they are used and intended.

(2)   Except as Previously Disclosed, no parcel of real property owned, occupied or leased by the Investor or the Luichi Affiliates and used in the Luichi Sourcing Business, as currently conducted or as contemplated to be conducted, is subject in any material respect to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Investor, has any such condemnation, expropriation or taking been proposed. All real property owned, occupied or leased by the Investor or the Luichi Affiliates and used in the Luichi Sourcing Business is, to the Investor's knowledge, maintained in material compliance with all applicable Legal Requirements.

(3)   Section 3.3(j)(3) of the Investor's Disclosure Schedule lists (a) all real property owned by the Investor and the Luichi Affiliates, and (b) all leases (including all amendments and modifications thereto) pursuant to which the Investor and the Luichi Affiliates lease real or personal property, in each case that is used in the Luichi Sourcing Business, as currently conducted or as contemplated to be conducted, and true, correct and complete copies of such leases have previously been delivered or made available to the Company. All leases of such real property to which the Investor or any of the Luichi Affiliates is a party, and all amendments and modifications thereto, are in full force and effect and have not been modified or amended, and there exists no default under any such lease by the Investor or any of the Luichi Affiliates, nor any event which with notice or lapse of time or both would constitute a default thereunder by the Investor or any of the Luichi Affiliates, except as would not materially and adversely affect the use of such real property by the Investor or any of the Luichi Affiliates, as the case may be.

(k)   Intellectual Property.

(1)   To the knowledge of the Investor, the Investor and the Luichi Affiliates own or otherwise have a valid right to use all Intellectual Property Rights needed to

conduct the Luichi Sourcing Business, as currently conducted or as contemplated to be conducted.

(2) Section 3.3(k)(2) of the Investor's Disclosure Schedule sets forth a true and correct list of all Intellectual Property Rights owned by the Investor and/or any of the Luichi Affiliates that is used in the Luichi Sourcing Business, as currently conducted or as contemplated to be conducted (the "*Owned Investor IP*"). To the knowledge of the Investor, none of the Investor or any of the Luichi Affiliates or any of its or their current ownership, management, operation and development of the Luichi Sourcing Business has infringed upon or otherwise violated, or is infringing upon or otherwise violating, in any respect the Intellectual Property Rights of any third party. To the knowledge of the Investor as of the date hereof, no person or any of such person's products or services or other operation of such person's business is infringing upon or otherwise violating any Owned Investor IP in any material respect.

(3) As of the date hereof, neither the Investor nor any of the Luichi Affiliates has received any unresolved notice or other communication relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property Right of another person by Investor or any of the Luichi Affiliates.

(l) <u>Everbright Asia Stock</u>. The Investor is the record and beneficial owner of, has good and valid title to, and has the full right to transfer, assign, convey and deliver to the Company all right, title and interest in and to the Everbright Asia Stock. The Everbright Asia Stock is free and clear of any Liens (including any contractual obligation that might result in Liens upon or after any transfer of the Everbright Asia Stock). Except as contemplated by this Agreement or by the Everbright Asia Assignment and Stock Power, there is no contractual obligation or other right pursuant to which the Investor or any of its Affiliates has (i) granted any option, warrant or other right to any Person to acquire any shares of the Everbright Asia Stock or any other Equity Interest in Everbright Asia, (ii) entered into any transaction that would have the same effect, including directly or indirectly, *de jure* or *de facto*, by merger, consolidation, reorganization or other business combination or sale of assets involving Everbright Asia, or (iii) agreed to repurchase, redeem or otherwise acquire any shares of Everbright Asia Stock or any other Equity Interest in Everbright Asia, or that would obligate Everbright Asia to make any investment (in the form of a loan, capital contribution or otherwise) in, any other person. Except as contemplated by this Agreement or by the Everbright Asia Assignment and Stock Power, there are no voting trusts, agreements or understandings in effect with respect to the voting or transfer of the Everbright Asia Stock or any other Equity Interest in Everbright Asia. Upon the Closing and the consummation of the transactions contemplated by the Everbright Asia Assignment and Stock Power, the Company will acquire good and valid title to the Everbright Asia Stock free and clear of any Liens or other restrictions of any kind whatsoever.

(m) <u>Knowledge as to Conditions</u>. As of the date of this Agreement, the Investor knows of no reason why any regulatory approvals and, to the extent necessary, any other approvals, authorizations, filings, registrations, and notices required or otherwise a condition to the consummation of the transactions contemplated by this Agreement will not be obtained.

3.4   Representations and Warranties Relating to Everbright Asia and the Luichi Sourcing Business. The Investor represents and warrants to the Company as to the matters set forth on Exhibit G attached hereto.

ARTICLE IV

COVENANTS

4.1   Conduct of the Business. Except as Previously Disclosed, as required pursuant to this Agreement or the other Transaction Documents, or as agreed in writing by the Investor (which agreement shall not be unreasonably withheld or delayed), prior to the earlier of the Closing Date and the termination of this Agreement pursuant to Section 7.1 (the "*Pre-Closing Period*"), the Company shall use commercially reasonable efforts to carry on its business in the ordinary course of business and use commercially reasonable efforts to maintain and preserve its business (including its organization, assets, properties, goodwill and insurance coverage) and preserve its business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it; *provided* that nothing in this sentence shall limit or require any actions that the Board of Directors may, in good faith, determine to be inconsistent with their duties or the Company's obligations under applicable Legal Requirements. Without limiting the generality of the foregoing, except as Previously Disclosed, as required pursuant to this Agreement or as agreed in writing by the Investor (which agreement shall not be unreasonably withheld or delayed), during the Pre-Closing Period the Company shall not:

(a)   amend the Company Governing Documents;

(b)   split, combine, subdivide or reclassify any shares of capital stock of the Company;

(c)   redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Common Stock or Equity Interests, except (i) for the acceptance of previously owned shares of Common Stock in payment of all or a portion of the exercise price delivered by one or more optionees in the course of exercising all or portions of any Company Options, (ii) for the withholding of otherwise deliverable shares of Common Stock in the course of effecting one or more optionees' tax withholding elections pursuant to the exercise of all or portions of any Company Options, (iii) for the repurchase of any shares of Common Stock subject to a repurchase right for terminated employees of the Company, or (iv) pursuant to any Previously Disclosed share repurchase program of the Company;

(d)   declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to the Company's capital stock;

(e)   acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or any series of related transactions any equity interests in any person or any business or division of any person or all or substantially all of the assets of any person (or business or division thereof);

(f)   sell, lease, license, mortgage or otherwise subject to any Lien (other than Permitted Liens) or dispose of any of its properties or assets that are material to the Company, other than (i) sales of inventory in the ordinary course of business consistent with past practice, and (ii) dispositions of equipment and property no longer used in the operation of the Company's business;

(g)   except for short-term trade indebtedness made in the ordinary course of business consistent with past practice and for intercompany indebtedness between the Company and any Subsidiary or between any of the Subsidiaries of the Company, (i) incur any indebtedness (except for borrowings under any existing credit facility incurred in the ordinary course of business consistent with past practice) or (ii) enter into any financing arrangements or modify the terms of any existing indebtedness or financing arrangements or (iii) prepay any interest on any indebtedness;

(h)   other than in the ordinary course of business consistent with past practice, or except as, individually or in the aggregate, does not have and is not reasonably expected to have, a Material Adverse Effect, enter into, modify, amend or terminate any Company Material Contract or waive, release or assign any rights or claims thereunder;

(i)   make any change to its accounting methods, principles or practices materially affecting its assets, liabilities or business, except as may be required by GAAP;

(j)   merge or consolidate with or into any other legal entity or dissolve or liquidate;

(k)   except as required by the terms and provisions of written contracts between the Company, on the one hand, and an officer or director of the Company, on the other hand, as in existence on the date of this Agreement, (i) adopt, amend or terminate any employee benefit plan, (ii) enter into any new, or amend any existing, employment, severance, consulting or salary continuation agreements with any officers or directors of the Company, or (iii) materially increase in any manner the aggregate compensation or benefits (including, without limitation, commissions) or severance or termination pay payable to any officer or director of the Company;

(l)   issue, sell, grant options or rights to purchase, pledge, or authorize the issuance, sale, grant of options or rights to purchase or pledge any of the shares of the Company or any Subsidiary, other than (i) shares of Common Stock issued upon the exercise of options or warrants outstanding as of the date hereof, or (ii) options granted after the date hereof in the ordinary course of business consistent with past practice and pursuant to any of the Company Stock Plans;

(m)   change any material Tax election;

(n)   settle or agree to settle any suit, action, claim, proceeding or investigation (excluding any suit, action, claim, proceeding or investigation relating to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby and which (1) arises out of or results from any statements or disclosures with respect to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby that are made by the Company pursuant to the Exchange Act, the Securities Act or any other applicable securities Legal Requirement, (2) settlement thereof does not involve the admission by the

Company of any fault or wrongdoing, or (3) settlement thereof involves only the payment of monetary damages, fines or penalties that are insured under, and do not materially exceed the coverage limits of, the insurance coverage maintained by the Company), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of such suits, actions, claims, proceedings or investigations that have been (i) Previously Disclosed, (ii) reserved against in the Company Financial Statements, or (iii) incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date; or

(o)   authorize, or commit or agree to take, any of the foregoing actions.

4.2   Preparation of the Proxy Statement.

(a)   As promptly as reasonably practicable following the execution of this Agreement, the Company shall prepare and file the Proxy Statement with the SEC. Thereafter, the Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC and to be mailed to its stockholders as promptly as reasonably practicable. The Investor shall furnish all information concerning its participation in the Investment and itself and its Subsidiaries and Affiliates to the Company as may be reasonably requested in connection with the Investment and the preparation, filing and distribution of the Proxy Statement. The Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of (i) the Exchange Act, including Section 14(A) thereof, and the respective regulations promulgated thereunder, (ii) the rules and regulations of any applicable stock exchange or automated quotation system and (iii) the DGCL.

(b)   The Proxy Statement shall include the Company Recommendation, except as otherwise permitted by Section 4.5(c) of this Agreement.

(c)   The parties shall cooperate in good faith in preparing and filing the Proxy Statement and any amendments or supplements thereto (including responding to any related requests for additional information and comments from the SEC or its staff). Prior to filing or mailing the Proxy Statement and any amendments or supplements thereto, or responding to any related comments or requests from the SEC or its staff, the Company shall provide the Investor and its advisors with a reasonable opportunity to review and comment on such materials to be filed or mailed, or such responses to be given, and the Company shall make all changes to such materials and responses as reasonably may be requested by the Investor; *provided*, *however*, that the Company shall not be required to make such changes requested by the Investor to the extent such requests are related to (i) the characterization by the Company of any Competing Proposal if the Company believes in good faith that its characterization of any such Competing Proposal is factually accurate with respect to the terms and conditions of such Competing Proposal or (ii) the Company Recommendation. The Company shall, as promptly as practicable, notify the Investor following receipt of any requests for additional information and comments from, and supply the Investor with copies of all correspondence with, the SEC or the staff thereof in connection with the Proxy Statement and any amendments or supplements thereto.

(d)   If, at any time after the mailing of the definitive Proxy Statement and prior to the Company Stockholders' Meeting, any event should occur that results in the Proxy Statement containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, or that otherwise should be described in an amendment or supplement to the Proxy Statement, the Company and Parent shall promptly notify each other of the occurrence of such event and then promptly prepare and file with the SEC such amendment or supplement and the Company shall, as may be required by the SEC, mail to its stockholders each such amendment or supplement.

4.3   Company Stockholders' Meeting. The Company shall establish a record date for and cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Company Stockholders' Approval (such meeting, the "*Company Stockholders' Meeting*"). In connection with the Company Stockholders' Meeting, the Company, acting through the Board of Directors, will, subject to Section 4.5(c), (i) recommend the approval of this Agreement, each of the other Transaction Documents and transactions contemplated hereby and thereby, including the Investment, (ii) recommend the approval of the Amended and Restated Certificate of Incorporation, (iii) recommend the election to the Board of Directors, effective as of the Closing, of the initial Investor Nominees (as such term is defined in the Investor Rights Agreement) set forth in Section 4.3 of the Investor's Disclosure Schedule, and (iv) otherwise comply with all Legal Requirements applicable to such meeting. Without limiting the generality of the foregoing, but subject to the termination rights of the parties, the Company's obligations pursuant to this Section 4.3 shall not be affected by the commencement, proposal, disclosure or communication to the Company or otherwise of any Competing Proposal (including a Superior Proposal).

4.4   No Solicitation; Unsolicited Proposals.

(a)   From the date of this Agreement until the Closing or, if earlier, the valid termination of this Agreement in accordance with its terms, the Company shall not, shall cause all of the Company's officers and directors not to, and shall not authorize or permit its non-officer employees, investment bankers, attorneys, accountants or other agents or representatives (collectively, "*Representatives*") to, directly or indirectly, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing non-public information) the making or submission of, or any inquiry, offer, proposal or indication of interest that constitutes a Competing Proposal (as defined below), (ii) participate or engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to the Company to any person, or "group" (as defined under Section 13(d) of the Exchange Act) other than the Investor and its Representatives (any such person or "group" and its Representatives (excluding the Company's and the Investor's Representatives in their capacity as such), a "*Third Party*") relating to a Competing Proposal, (iii) accept, approve, endorse or recommend a Competing Proposal, or (iv) enter into any agreement, arrangement, undertaking, contract, commitment or understanding (including any agreement in principle or letter of intent or understanding) providing for or contemplating a Competing Proposal. The Company shall, and shall cause the Company's Representatives to, immediately cease and terminate any existing solicitation, encouragement, activity, discussion or negotiation with any Third Party heretofore conducted by the Company or its Representatives with respect to a Competing Proposal or Competing Transaction (as defined below).

As used in this Agreement, "*Competing Proposal*" means any inquiry, offer, proposal or indication of interest, whether or not in writing, as the case may be, by any person that relates to a Competing Transaction. As used in this Agreement, "*Competing Transaction*" means any transaction or series of transactions (other than the transactions contemplated by this Agreement) involving: (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction or series of related transactions involving the Company; (ii) any sale, lease, exchange, transfer or other disposition (including by way of merger, consolidation or exchange), in a single transaction or a series of related transactions, of the assets of the Company constituting 15% or more of the consolidated assets of the Company or accounting for 15% or more of the consolidated revenues of the Company; or (iii) any tender offer, exchange offer or other offer for, or acquisition or other similar transaction or series of related transactions by any person or "group" (within the meaning of Regulation 13D under the Exchange Act) that, if consummated, would result in such person or group becoming the beneficial owner of, 15% or more of the outstanding Common Stock.

(b)   Notwithstanding the restrictions set forth in Section 4.4(a), if, at any time prior to the Closing, (i) the Company receives an unsolicited bona fide written Competing Proposal from a Third Party and under circumstances in which the Company and its Representatives have complied with the Company's obligations under Section 4.4(a) and (ii) the Board of Directors determines in good faith (after consultation with its financial advisors and outside legal counsel) (such consultation with financial advisors and outside legal counsel, "*After Consultation*") that such Competing Proposal is, or is reasonably likely to lead to, a Superior Proposal, the Company may, subject to its giving the Investor at least 48 hours prior written notice (which notice shall contain the identity of such Third Party, a description of the material terms of such Competing Proposal and a statement to the effect that the Board of Directors has made the determination required by this Section 4.4(b) and the Company intends to furnish non-public information to, or enter into discussions or negotiations with, such Third Party), (x) furnish non-public information with respect to the Company to such Third Party, and (y) participate in discussions or negotiations with such Third Party regarding such Competing Proposal. Prior to furnishing any such nonpublic information to, or entering into discussions with, such Third Party concerning a Superior Proposal, the Company shall receive from such Third Party an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to the Company as those obtained from the Investor and prior to or concurrent with furnishing any such nonpublic information to such Third Party, the Company furnishes such nonpublic information to Investor (to the extent such nonpublic information has not been previously furnished by the Company to the Investor).

As used in this Agreement, "*Superior Proposal*" means any *bona fide*, unsolicited written Competing Proposal from a Third Party (i) for more than 50% of the voting power of the Company or 50% of the consolidated assets of the Company, (ii) which a majority of the Board of Directors determines in good faith After Consultation, taking into account the person making the Competing Proposal and the likelihood and timing of consummation (including the financial, legal, regulatory and other aspects of the Competing Proposal deemed relevant by the Board of Directors in good faith), would, if implemented on the fundamental economic terms as initially proposed by such Third Party, result in a transaction that is superior from a financial point of view to the Company's stockholders to the Investment, including any proposed alterations of the terms of this Agreement proposed by the Investor in response to such proposal and (iii) that is not subject to any material contingency, including any contingency related to financing, unless, in the good faith judgment of the Board of Directors, such contingency is reasonably capable of being satisfied by such Third Party within a reasonable period of time.

(c)   In addition to any prior notice obligations contained in Section 4.4(b), the Company shall as promptly as practicable (and in any event within 24 hours) notify the Investor of any Competing Proposal that the Company receives or of any request for information or inquiry that the Company receives which relates to or would reasonably be expected to lead to a Competing Proposal, which notification shall include, (i) a description of the material terms and conditions of such Competing Proposal, request or inquiry, and (ii) the identity of the person making such Competing Proposal, request or inquiry. The Company shall keep the Investor informed on a reasonably current basis (but in any event within 48 hours) of the status and material terms and conditions (including all amendments or proposed amendments) of any such Competing Proposal, request or inquiry. The Company shall provide the Investor with at least 48 hours prior notice of a meeting of the Board of Directors (or such lesser notice as is provided to the members of the Company Board of Directors) at which the Board of Directors is reasonably expected to consider a Competing Proposal.

(d)   Nothing contained in this Agreement shall prohibit the Company from (i) issuing a "stop-look-and-listen communication" pursuant to Rule 14d-9(f) or taking and disclosing to its stockholders a position as required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or (ii) otherwise disclosing any information to its stockholders that the Board of Directors determines in good faith (after consultation with its outside legal counsel) it is required to disclose in order to not breach its fiduciary duties to the Company's stockholders under applicable law, subject to complying with its obligations under Section 4.5.

4.5   Company Recommendation.

(a)   Subject to the terms of Section 4.5(c) hereof, the Board of Directors (including a majority of the "Disinterested Directors" (as such term is defined in Section 1(F) of Article IX of the Company Certificate of Incorporation)) then serving on the Board of Directors) shall (i) recommend that the holders of outstanding shares of Common Stock (A) adopt and approve this Agreement, each of the other Transaction Documents and transactions contemplated hereby and thereby, including the Investment, (B) adopt and approve the Amended and Restated Certificate of Incorporation, and (C) elect to the Board of Directors, effective as of the Closing, the initial Investor Nominees (as such term is defined in the Investor Rights Agreement) set forth in Section 4.3 of the Investor's Disclosure Schedule, in each case in accordance with the applicable provisions of DGCL (collectively, the "*Company Recommendation*"), and take such lawful action (including the solicitation of proxies) to solicit the adoption, approval and election of the foregoing, and (ii) include the Company Recommendation in the Proxy Statement.

(b)   Subject to Section 4.5(c), neither the Board of Directors nor any committee thereof shall withdraw, qualify, modify, change or amend in any manner adverse to the Investor (including pursuant to the Proxy Statement or any amendment thereto), the Company Recommendation or the approval by the Board of Directors of this Agreement and the transactions contemplated hereby, including the Investment (a "*Company Change in Recommendation*").

(c)   Notwithstanding anything to the contrary set forth in this Agreement, the Board of Directors may effect a Company Change in Recommendation at any time prior to the Closing, if either:

(1)   (A) the Board of Directors has received a Competing Proposal (that has not been withdrawn) and such Competing Proposal shall not have resulted from a breach or violation of the terms of Section 4.4(a) or (c), (B) the Board of Directors determines in good faith After Consultation that such Competing Proposal is a Superior Proposal, (C) at least two business days prior to such Company Change in Recommendation, the Company shall have provided to the Investor a written notice (a "*Notice of Recommendation Change*") of its intention to make such Company Change in Recommendation (which notice shall not be deemed to be, in and of itself, a Company Change in Recommendation), specifying the material terms and conditions of such Superior Proposal, including a copy of such Superior Proposal and identifying the person making such Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material terms of such Superior Proposal shall require the delivery of a new Notice of Recommendation Change and a new two business day period), (D) during the two business day period following the Investor's receipt of a Notice of Recommendation Change, the Company shall have given the Investor the opportunity to meet with the Company and its Representatives regarding the terms of possible revisions to the terms of this Agreement, and (E) the Investor shall not, within two business days of the Investor's receipt of a Notice of Recommendation Change, have made an offer that the Board of Directors determines in good faith After Consultation to be at least as favorable to the Company's stockholders as such Superior Proposal; or

(2)   other than in connection with a Superior Proposal (it being understood and hereby agreed that the Board of Directors shall not effect a Company Change of Recommendation in connection with a Superior Proposal other than pursuant to the immediately preceding clause (1) of this Section 4.5(c)), (A) the Board of Directors determines in good faith After Consultation that the failure to effect a Company Change in Recommendation would be a breach of its fiduciary duties to the Company's stockholders under applicable Legal Requirements and (B) at least three business days prior to such Company Change in Recommendation, the Company shall have provided to the Investor a Notice of Recommendation Change of its intention to make such Company Change in Recommendation (which notice shall not be deemed to be, in and of itself, a Company Change in Recommendation), specifying in sufficient detail the circumstances for such proposed Company Change in Recommendation (it being understood and agreed that any change to such circumstances or any additional circumstances shall require the delivery of a new Notice of Recommendation Change and a new three business day period), and (C) during the three business day period following the Investor's receipt of a Notice of Recommendation Change, the Company shall have given the Investor the opportunity to meet with the Company and its Representatives regarding the terms of possible revisions to the terms of this Agreement.

(d)   Notwithstanding anything to the contrary in this Section 4.5, the Company shall not be entitled to enter into any agreement (other than a confidentiality agreement as contemplated by Section 4.4(b) (a "*Confidentiality Agreement*")), including a letter of intent, with respect to a Superior Proposal unless this Agreement has been or concurrently is validly terminated by its terms pursuant to Section 7.1 and the Investor has received, by wire transfer of immediately available funds, any amounts due to the Investor pursuant to Section 7.3(b).

4.6   Notification of Certain Matters. The Company shall give prompt notice to the Investor, and the Investor shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would be likely to cause either (i) any representation or warranty of the other contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing or (ii) any condition or requirement set forth in Sections 6.1, 6.2 or 6.3, as applicable, to be unsatisfied at any time from the date hereof to the Closing Date (except to the extent it refers to a specific date) and (b) any material failure of the Company or the Investor as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; *provided, however*, that the delivery of any notice pursuant to this Section 4.6 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the representations or warranties of the parties, or the conditions to the obligations of the parties hereto; and *provided further* that a failure to comply with this Section 4.6 shall not constitute a breach of this Agreement or the failure of any condition set forth in Sections 6.1, 6.2 or 6.3, as applicable, to be satisfied unless the underlying material breach would independently result in the failure of a condition set forth in Sections 6.1, 6.2 or 6.3, as applicable, to be satisfied

4.7   Filings; Other Actions.

(a)   From the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Section 7.1, the Investor, on the one hand, and the Company, on the other hand, will cooperate and consult with the other and use reasonable best efforts to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary permits, consents, orders, approvals and authorizations of, or any exemption by, all third parties and Governmental Entities, and the expiration or termination of any applicable waiting periods, necessary or advisable to consummate the Investment and the other transactions contemplated by this Agreement, and to perform the covenants contemplated by this Agreement. Each party shall execute and deliver both before and after the Closing such further certificates, agreements and other documents and take such other actions as the other parties may reasonably request to consummate or implement such transactions or to evidence such events or matters. In particular, each of the parties hereto will use its respective reasonable best efforts to promptly obtain or submit, and each of the parties hereto will cooperate as may reasonably be requested by the other party to help the such party promptly obtain or submit, as the case may be, as promptly as practicable, the approvals and authorizations of, filings and registrations with, and notifications to, or expiration or termination of any applicable waiting period, under any applicable competition or merger control Legal Requirements. The Investor and the Company will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Legal Requirements relating to the exchange of information, all the information relating to such other party, and any of their respective Affiliates, which appears in any filing made with, or written materials submitted to, any third party or any Governmental

Entity in connection with the transactions to which it will be party contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees to keep the other party apprised of the status of matters referred to in this Section 4.7. The Investor and the Company shall promptly furnish the other with copies of written communications received by it or its Subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the Investment and the other transactions contemplated by this Agreement (other than any portions thereof that relate to confidential matters).

(b)   From the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Section 7.1, each of the Company and the Investor shall promptly notify the other in writing of any pending or, to the knowledge of the Investor or the Company (as the case may be), threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other person (i) challenging or seeking material damages in connection with the Investment or the other transactions contemplated by this Agreement, or (ii) seeking to restrain or prohibit the consummation of the Investment or the other transactions contemplated by this Agreement. The Company shall give the Investor the opportunity to consult with the Company regarding the defense or settlement of any stockholder litigation and shall consider the Investor's views with respect to such stockholder litigation. Notwithstanding the foregoing, the Company shall not be required to provide any notice or information to Parent the provision of which the Company in good faith determines may adversely affect the Company's or any other person's attorney client or other privilege with respect to such information.

(c)   If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity challenging the Investment or the other transactions contemplated by this Agreement as violative of any applicable Legal Requirement, each of the Company and the Investor shall, and shall cause their respective Affiliates to, cooperate and use their reasonable best efforts to contest and resist, except insofar as the Company and the Investor may otherwise agree, any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the Investment or the other transactions contemplated by this Agreement.

4.8   Access, Information and Confidentiality

(a)   During the Pre-Closing Period, the Company will permit the Investor to visit and inspect, at the Investor's expense, the properties of the Company, to examine the corporate books and to discuss the affairs, finances and accounts of the Company with the principal officers of the Company, all upon reasonable notice and at such reasonable times and as often as the Investor may reasonably request. Any investigation pursuant to this Section shall be conducted during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company, and nothing herein shall require the Company to disclose any information to the extent (i) prohibited by applicable Legal Requirements, (ii) that the Company reasonably believes such information to be competitively sensitive proprietary information (except to the extent the Investor provides assurances reasonably acceptable to the Company that such information shall not be used by the Investor or its

Affiliates to compete with the Company), or (iii) that such disclosure would reasonably be expected to cause a violation of any agreement to which the Company is a party or would cause a risk of a loss of privilege to the Company (*provided* that the Company shall use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances where the restrictions in this clause (iii) apply).

(b)   Each party to this Agreement will hold, and will cause its respective Affiliates and their directors, officers, employees, agents, consultants and advisors to hold, in strict confidence, unless disclosure to a regulatory authority is necessary or appropriate in connection with any necessary regulatory approval or unless disclosure is required by judicial or administrative process or, in the written opinion of its counsel, by other Legal Requirement or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, instruments, computer data and other data and information (collectively, "*Information*") concerning the other party furnished to it by such other party or its representatives pursuant to this Agreement (except to the extent that such information can be shown to have been (1) previously known by such party on a non-confidential basis, (2) in the public domain through no fault of such party or (3) later lawfully acquired from other sources by the party to which it was furnished), and neither party shall release or disclose such Information to any other person, except its auditors, attorneys, financial advisors, other consultants and advisors.

4.9   Publicity. So long as this Agreement is in effect, neither the Company nor the Investor, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Investment or this Agreement without the prior consent of the other party, unless such party determines, after consultation with outside counsel, that it is required by applicable law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to the Investment or this Agreement, in which event such party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other parties to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; *provided, however*, that the party seeking to issue or cause the publication of any press release or other announcement with respect to the Investment or this Agreement shall not be required to provide any such review or comment to the other party in connection with any disclosure contemplated by Section 4.4 or Section 4.5.

4.10   State Takeover Laws. If any "control share acquisition", "fair price" or other anti-takeover laws or regulations enacted under state or federal Legal Requirements becomes or is deemed to become applicable to the Company, the Investment or any other transaction contemplated by this Agreement, then the Board of Directors shall take all action necessary to render such statute inapplicable to the foregoing.

4.11   Continued Listing. The Company shall appeal the decision of the staff of the New York Stock Exchange (the "*NYSE*") that the Common Stock be removed from listing on the NYSE and the Company shall use it commercially reasonable efforts to obtain a favorable ruling from the Listing Committee of the NYSE's Board of Directors and the relisting of the Common Stock on the NYSE. In the event the NYSE denies the Company's appeal of the decision to remove the Common Stock from listing on the NYSE, the Company shall, in consultation with the Investor, use its commercially reasonable efforts to obtain a listing of the Common Stock on the Nasdaq Stock Market.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1   Legend.

(a)   The Investor agrees that all certificates or other instruments representing the Securities subject to this Agreement will bear a legend substantially to the following effect:

(1)   THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

(2)   THE SECURITIES REPRESENTED BY THIS INSTRUMENT ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH IN AN INVESTOR RIGHTS AGREEMENT, DATED AS OF _____, 2008, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE ISSUER.

(b)   Upon request of the Investor, following receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state Legal Requirements, the Company shall cause clause (1) of the legend to be removed from any certificate for any Securities to be transferred in accordance with the terms of the Investor Rights Agreement and clause (2) of the legend shall be removed upon the expiration of such transfer and other restrictions set forth in the Investor Rights Agreement. The Investor acknowledges that the Securities have not been registered under the Securities Act or under any state securities Legal Requirements and agrees that it will not sell or otherwise dispose of any of the Securities, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities Legal Requirements.

5.2   Amended and Restated Certificate of Incorporation. In connection with, and as a condition to, the Closing, the Company shall, subject to receipt of the Company Stockholders' Approval, file the Amended and Restated Certificate of Incorporation with the Delaware Secretary of State.

5.3   Investor Rights Agreement. At the Closing, the Company and the Investor shall enter into an Investor Rights Agreement, in the form set forth on Exhibit H attached hereto (the "*Investor Rights Agreement*"), which shall govern the respective rights and obligations of the Company and the Investor with respect to, among other matters, the Securities and all other shares of Common Stock the Investor may otherwise acquire, including the registration thereof.

5.4   Termination of Stockholders' Agreement. The Company shall use its best reasonable business efforts to cause that certain Amended and Restated Stockholders' Agreement, dated as of July 18, 2008 (the "*Stockholders' Agreement*"), by and among the Company, El Corte Ingles, S.A. ("*ECI*"), and Joseph Levy and Bret Levy (together, the "*Levy Family Members*") to be terminated as of the Closing.

5.5   Transfer of Luichi Sourcing Business to Everbright Asia. The Investor and certain of its Affiliates (the "*Luichi Affiliates*") are engaged in the development, operation and maintenance of the "Luichi" product sourcing network (the "*Luichi Network*"), consisting of manufacturers (the "*Luichi Manufacturers*") located in the People's Republic of China (the "*PRC*") who, in return for payment of a periodic membership fee to the Investor, may participate in the Luichi Network and its AssurePay payment facilitation system for the purpose of exporting and selling manufactured products, including the export and sale through the Investor on a wholesale basis, acting as agent and representative for such Luichi Manufacturers, to retailers located outside of the PRC, including the United States (such business of the Investor and the Luichi Affiliates, the "*Luichi Sourcing Business*"). In connection therewith, and as a material inducement to the Company to enter into this Agreement and to consummate the Investment and the other transactions contemplated hereunder, the Investor shall, and shall cause the Luichi Affiliates to, transfer to Everbright Asia, on or prior to the Closing Date, all of the assets, properties, rights and interests, whether tangible or intangible, of the Investor and the Luichi Affiliates necessary in order for Everbright Asia to assume the ownership, management, operation and development of the Luichi Sourcing Business on and after the Closing Date.

5.6   Tax Election. Promptly upon the Closing, the Company shall cause Everbright Asia to make an election on IRS Form 8832 to be disregarded as a separate entity for United States income tax purposes.

ARTICLE VI

CONDITIONS

6.1   Conditions to Each Party's Obligations. The respective obligations of each party to this Agreement to complete the transactions provided for herein (including the Investment) shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company and the Investor, as the case may be, to the extent permitted by applicable law:

(a)   Company Stockholders' Approval. The Company Stockholders' Approval shall have been obtained in accordance with applicable Legal Requirements, the Company Organizational Documents and the provisions of this Agreement.

(b)   Legal Prohibition. No Legal Prohibition shall have been enacted and be in effect, *provided, however*, that each of the parties shall use their reasonable best efforts to prevent any such Legal Prohibition and to cause any such Legal Prohibition to be vacated or otherwise rendered of no effect, and to take such other actions as are consistent therewith to the extent necessary to remove the Legal Prohibition.

(c)   Receipt of Government Consents. All consents, approvals, authorizations, qualifications and orders of any Governmental Entity set forth on Section 6.1 of the Company's Disclosure Schedule shall have been obtained and evidence thereof, in form reasonably satisfactory to the parties, shall have been delivered to the Parties and shall be in full force and effect as of the Closing and any waiting period (and any extension thereof) under any applicable antitrust or anti-competitive Legal Requirements shall have expired.

6.2   Conditions to the Investor's Obligations. The obligations of the Investor to complete the transactions provided for herein (including the Investment) shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Investor to the extent permitted by applicable Legal Requirement:

(a)   Truth of Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement (i) if specifically qualified by "materiality," "Material Adverse Effect" or other similar terms shall be true and correct in all respects as of the date when made and at and as of the date of Closing, as though such representations and warranties were made at and as of such date (other than those representations and warranties that address matters as of particular dates which shall be true and correct (as qualified) at and as of such dates) and (ii) if not qualified by "materiality," "Material Adverse Effect" or other similar terms shall be true and correct in all material respects as of the date when made and at and as of the date of Closing as though then made (other than those representations and warranties that address matters as of particular dates which shall be true and correct in all material respects at and as of such dates).

(b)   Performance by the Company. The Company shall have performed in all material respects all of its agreements and covenants contained in this Agreement required to be performed by it at or prior to the Closing.

(c)   Company's Closing Certificate. The Company shall have delivered to the Investor at Closing an officer's certificate of the Company (the "*Company's Closing Certificate*"), solely in such capacity on behalf of the Company, certifying (i) as to the incumbency and signatures of the officers of the Company who executed this Agreement, (ii) as to the adoption of resolutions of the Board of Directors of the Company being correct, complete and in full force and effect on the Closing Date (though not necessarily dated as of the Closing Date), authorizing (A) the execution and delivery of this Agreement, and (B) the performance of the obligations of the Company hereunder, (iii) as to the Company Bylaws and all amendments thereto as being correct, complete and in full force and effect on the Closing Date and (iv) that the conditions to the Investor's obligations to consummate the transactions contemplated by this Agreement set forth in Sections 6.1 and 6.2 have been satisfied.

(d)   Third Party Consents. All consents, approvals and authorizations listed on Section 6.2(d) of the Company's Disclosure Schedules shall have been obtained and evidence thereof, in form reasonably satisfactory to the Investor, shall have been delivered to the Investor and shall be in full force and effect as of the Closing.

(e)   Material Adverse Effect. Since the date of this Agreement there shall not have been or occurred any Material Adverse Effect, or any event, change, effect or circumstance that, individually or in the aggregate, reasonably would be expected to have a Material Adverse Effect. In determining whether there has been a Material Adverse Effect, any event, change, effect or circumstance will be considered individually and in the aggregate with all other events, changes, effects or circumstances.

(f)   Escrow Agreement. The execution and delivery by the Company and the Escrow Agent of the Escrow Agreement.

(g)   Amended and Restated Certificate of Incorporation. The Amended and Restated Certificate of Incorporation shall have been filed with the Delaware Secretary of State and declared effective.

(h)   Investor Rights Agreement. The execution and delivery by the Company of the Investor Rights Agreement.

(i)   Termination of Stockholders' Agreement. The termination of the Stockholders' Agreement by the Company, ECI and the Levy Family Members.

(j)   Amendment of Harris Subordinated Note. That certain First Amendment to the Non-Negotiable, Subordinated Note Due May 30, 2010, dated as of November 20, 2008 (such amendment, the "*Note Amendment*"), by and between the Company and The Harris Company ("*Harris*") shall be in full force and effect.

(k)   Amendment to GE Credit Agreement. That certain Amendment to the GE Credit Agreement, dated as of November 20, 2008, by and among the Company, GECC, CIT Group Business Credit Inc., and the other lenders signatory thereto, and each of the other agreements contemplated thereby which are to have been executed and delivered by the parties thereto prior to the Closing shall be in full force and effect.

(l)   Investor Nominees. The initial Investor Nominees (as such term is defined in the Investor Rights Agreement) set forth in Section 4.3 of the Investor's Disclosure shall have been elected to the Board of Directors effective as of the Closing.

6.3   Conditions to the Company's Obligations. The obligations of the Company to complete the transactions provided for herein (including the Investment) shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company to the extent permitted by applicable Legal Requirement:

(a)   Truth of Representations and Warranties. Each of the representations and warranties of the Investor contained in this Agreement (i) if specifically qualified by "materiality," "material adverse effect" or other similar terms shall be true and correct in all respects as of the date when made and at and as of the date of Closing, as though such representations and warranties were made at and as of such date (other than those representations and warranties that address matters as of particular dates which shall be true and correct (as qualified) at and as of such dates) and (ii) if not qualified by "materiality," "material adverse effect" or other similar terms shall be true and correct in all material respects as of the date when made and at and as of the date of Closing as though then made (other than those representations and warranties that address matters as of particular dates which shall be true and correct in all material respects at and as of such dates).

(b)   Performance by the Investor. The Investor shall have performed in all material respects all of its agreements and covenants contained in this Agreement required to be performed by it at or prior to the Closing.

(c)   Investor's Closing Certificate. The Investor shall have delivered to the Company at Closing an officer's certificate of the Investor (the "*Investor's Closing Certificate*"), solely in such capacity on behalf of the Investor, certifying (i) as to the incumbency and signatures of the officers of the Investor who executed this Agreement, (ii) as to the adoption of resolutions of the board of directors of the Investor being correct, complete and in full force and effect on the Closing Date (though not necessarily dated as of the Closing Date), authorizing (A) the execution and delivery of this Agreement, and (B) the performance of the obligations of the Investor hereunder, (iii) as to the Investor's bylaws and all amendments thereto as being correct, complete and in full force and effect on the Closing Date and (iv) that the conditions to the Company's obligations to consummate the transactions contemplated by this Agreement set forth in Sections 6.1 and 6.3 have been satisfied.

(d)   Third Party Consents. All consents, approvals and authorizations listed on Section 6.3(d) of the Investor's Disclosure Schedules shall have been obtained and evidence thereof, in form reasonably satisfactory to the Company, shall have been delivered to the Company and shall be in full force and effect as of the Closing.

(e)   Material Adverse Effect. Since the date of this Agreement there shall not have been or occurred any event, change, effect or circumstance that, individually or in the aggregate, reasonably would be expected to materially impair the ability of the Investor to perform its obligations under this Agreement or to consummate the Closing. In determining whether there has been such a material impairment to the ability of the Investor to perform its obligations under this Agreement or to consummate the Closing, any event, change, effect or circumstance will be considered individually and in the aggregate with al other events, changes, effects or circumstances.

(f)   Capital Call Agreement. The Capital Call Agreement shall be in full force and effect.

(g)   Escrow Agreement. The execution and delivery by the Investor and the Escrow Agent of the Escrow Agreement.

(h)   Everbright Asia Assignment and Stock Power. The execution and delivery by the Investor of the Everbright Asia Assignment and Stock Power.

(i)   Investor Rights Agreement. The execution and delivery by the Investor of the Investor Rights Agreement.

        (j)   Termination of Stockholders' Agreement. The termination of the Stockholders' Agreement by ECI and the Levy Family Members.

        (k)   Amendment of Harris Subordinated Note. The Note Amendment shall be in full force and effect.

        (l)   Everbright Asia Subordinated Guaranty of ECI Note. The execution and delivery by Everbright Asia of a guaranty, issued by Everbright Asia in favor of Harris with respect to the obligations of the Company under the 8% Non-Negotiable, Extendable, Subordinated Note, due May 30, 2010, issued by the Company in favor of Harris (as amended by the Note Amendment), in the form set forth on Exhibit I attached hereto (the "*Everbright Asia Subordinated Guaranty of ECI Note*").

        6.4   Obligations of the Investor at Closing. At Closing, the Investor shall deliver or cause to be delivered to the Company the following in form and substance reasonably satisfactory to the Company:

        (a)   Aggregate Investment Consideration. The Investor shall deliver to the Company the Closing Consideration upon the terms specified in this Agreement.

        (b)   Investor's Closing Certificate. The Investor shall deliver to the Company the Investor's Closing Certificate, executed on behalf of the Investor.

        (c)   Escrow Agreement. The Investor shall deliver to the Company the Escrow Agreement, executed by the Investor.

        (d)   Everbright Asia Assignment and Stock Power. The Investor shall deliver to the Company the Everbright Asia Assignment and Stock Power, executed by the Investor.

        (e)   Documents Relating to Title. The Investor shall execute, acknowledge and deliver to the Company:

        (1)   Stock certificates representing all of the Everbright Asia Stock, registered in the name of, and duly endorsed by, the Investor, free and clear of all Liens and any other restrictions and imperfections of title of any nature whatsoever, and accompanied by such instruments of transfer and conveyance reasonably requested by the Company in form and substance reasonably satisfactory to the Company and its counsel evidencing and effecting the transfer of the Everbright Asia Stock to the Company.

        (2)   The resignation of each member of the Board of Directors of Everbright Asia and each officer of Everbright Asia, effective as of the Closing.

        (f)   Investor Rights Agreement. The Investor shall deliver to the Company the Investor Rights Agreement, executed by the Investor.

        (g)   Everbright Asia Subordinated Guaranty of ECI Note. The Investor shall, and shall cause Everbright Asia to, deliver to Harris the Everbright Asia Subordinated Guaranty of ECI Note, executed by Everbright Asia.

6.5   Obligations of the Company at Closing. At Closing, the Company shall deliver or cause to be delivered to the Investor the following in form and substance reasonably satisfactory to the Investor:

(a)   Closing Company Stock Certificates. The Company shall issue to the Investor one or more Closing Company Stock Certificates, representing the Closing Company Stock acquired by the Investor upon the terms specified in this Agreement.

(b)   Escrow Company Stock Certificates. The Company shall deliver to the Escrow Agent one or more Escrow Company Stock Certificates, representing the Escrow Company Stock acquired by the Investor upon the terms specified in this Agreement.

(c)   Warrants. The Company shall issue to the Investor the Warrants acquired by the Investor upon the terms specified in this Agreement.

(d)   Company's Closing Certificate. The Company shall deliver to the Investor the Company's Closing Certificate, executed on behalf of the Company.

(e)   Escrow Agreement. The Company shall deliver to the Investor the Escrow Agreement, executed by the Company.

(f)   Amended and Restated Certificate of Incorporation. The Company shall deliver to the Investor evidence that the Amended and Restated Certificate of Incorporation has been filed with the Delaware Secretary of State and declared effective.

(g)   Investor Rights Agreement. The Company shall deliver to the Investor the Investor Rights Agreement, executed by the Company.

ARTICLE VII

TERMINATION

7.1   Termination. This Agreement may be terminated at any time prior to the Closing (any such date, the "*Termination Date*"):

(a)   by the mutual written agreement of the Company and the Investor;

(b)   by either the Company or the Investor upon written notice to the other party:

(1)   if the Investment has not been consummated on or before February 28, 2009 (such date, as it may be extended as set forth below, the "*End Date*"); *provided* that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose breach of any provision of this Agreement results in the failure of the Investment to be consummated by the End Date;

(2)   after the date of this Agreement, if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive

order, decree, judgment, injunction or other order, in any case that is in effect, final and non-appealable and that prevents or prohibits consummation of the Investment (a "*Legal Prohibition*"); or

(3)   if the Company Stockholders' Approval shall not have been obtained following a vote at the Company Stockholders' Meeting (or any adjournment or postponement thereof);

(c)   by the Investor upon written notice to the Company:

(1)   at any time after a Change in the Company Recommendation or if the Board of Directors (or any committee thereof) shall have (x) approved or recommended or announced a neutral position with respect to any Competing Proposal or (y) resolved to do the foregoing;

(2)   (A) if any of the Company's representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 6.2(a) would not be satisfied, or (B) if any of the Company's representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.2(a) would not be satisfied, or (C) if any of the Company's covenants contained in this Agreement shall have been breached, such that the condition set forth in Section 6.2(b) would not be satisfied; *provided* that no such inaccuracy or breach under the foregoing clauses shall give rise to a right to terminate, unless such inaccuracy or breach cannot be or is not cured within 30 days of written notice of such inaccuracy or breach from the Investor (or, if sooner, the date prior to the End Date); or

(3)   at any time on or prior to December 1, 2008, if, based on the legal, financial and business due diligence inquiry of the Company by the Investor and its advisors, the Investor discovers any circumstance, event, change, development or effect that is a Material Adverse Effect or that, individually or in the aggregate, reasonably would be expected to have a Material Adverse Effect (in each case considered individually and in the aggregate with all other events, changes, effects or circumstances), which circumstance, event, change, development or effect was not Previously Disclosed on or prior to the date hereof;

(d)   by the Company upon written notice to the Investor:

(1)   if the Board of Directors effects a Company Change in Recommendation in accordance with the terms and subject to the conditions of Section 4.5(c); *provided* that such termination under this clause (d)(1) shall not be effective until the Company has tendered payment of the fee required pursuant to Section 7.3(d); or

(2)   (A) if any of the Investor's representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 6.3(a) would not be satisfied, or (B) if any of the Investor's representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.3(a) would not be satisfied, or (C) if any of the Investor's covenants contained in this Agreement shall have been breached, such that the condition set forth in Section 6.3(b) would not be satisfied; *provided* that no such

inaccuracy or breach under the foregoing clauses shall give rise to a right to terminate, unless such inaccuracy or breach cannot be or is not cured within 30 days of written notice of such inaccuracy or breach from the Company (or, if sooner, the date prior to the End Date).

7.2 <u>Effect of Termination</u>. If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties hereto, except that (i) the agreements contained in Section 7.2, Section 7.3 and Article VIII of this Agreement shall survive the termination hereof and (ii) no such termination shall relieve any party of any liability for damages resulting from any willful breach by such party of this Agreement.

7.3 <u>Fees and Expenses</u>.

(a) Each of the parties will bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated pursuant to this Agreement, whether or not the Investment is consummated; provided, however, that in the event the Transaction is consummated, the Company shall, after receipt from the Investor of a reasonably-detailed invoice therefor, reimburse the Investor for all reasonable out-of-pocket costs actually incurred by it in connection with the negotiation and consummation of the Investment, up to a maximum aggregate amount not to exceed $300,000.

(b) Under the circumstances and at the times specified in this Section 7.3, the Company shall pay to the Investor a termination fee of $500,000 in cash (the "*Termination Fee*").

(c) If (i) this Agreement is terminated pursuant to Section 7.1(b)(1), 7.1(b)(3), Section 7.1(c)(1) after a Change in Recommendation, or 7.1(c)(2)(C) by reason of a breach of Section 4.2(a) or (b), Section 4.3 or Section 4.4, (ii) prior to such termination, a Competing Proposal is made by any Third Party and (iii) within twelve (12) months after such termination, either (1) the Company enters into any letter of intent, agreement in principle, acquisition agreement or other similar arrangement with any Third Party with respect to, or consummates, a Competing Proposal or (2) if the Company has not entered into an agreement or other arrangement contemplated in clause (iii)(1) and any Third Party commences a tender or exchange offer that, if consummated, would result in the acquisition by such Third Party, or any affiliate thereof, making the tender or exchange offer of fifty percent (50%) or more of the Common Stock, then in either case the Company shall pay the Termination Fee to the Investor at the times provided in Section 7.3(e). The parties agree that if a Termination Fee is paid by the Company to the Investor pursuant to the terms of this Section 7.3(c), then such Termination Fee shall be the Investor's exclusive remedy for the matters covered by this Section 7.3(c).

(d) If this Agreement is terminated (i) by the Company pursuant to Section 7.1(d)(1), whether by reason of Section 4.5(c)(1) or by reason of Section 4.5(c)(2), or (ii) by the Investor pursuant to Section 7.1(c)(1) by reason of Section 4.5(c)(2), then the Company shall pay the Termination Fee to the Investor simultaneously with such termination.

(e)   If the Termination Fee becomes payable pursuant to Section 7.3(c)(iii)(1), then the Company shall pay the Termination Fee within one Business Day after the earlier to occur of (i) the date upon which the Company enters into such letter of intent, agreement in principle, acquisition agreement or other similar arrangement with a Third Party with respect to a Competing Proposal, and (ii) the date upon which the Company consummates such Competing Proposal. If the Termination Fee becomes payable pursuant to Section 7.3(c)(iii)(2), then the Company shall pay the Termination Fee within one Business Day after the closing of such tender or exchange offer.

(f)   Any payment of the Termination Fee shall be made by wire transfer of immediately available funds to an account specified by the Investor.

The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, the Investor would not have entered into this Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1   Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Purchased Company Stock and the Warrants and continue in full force and effect until the first anniversary of the Closing.

8.2   Amendment. No amendment or waiver of any provision of this Agreement will be effective with respect to any party unless made in writing and signed by an officer of a duly authorized representative of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

8.3   Waivers. The conditions to each party's obligation to consummate the Closing are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Legal Requirement. No waiver of any party to this Agreement, as the case may be, will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.

8.4   Counterparts and Facsimile. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Agreement may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

8.5   Governing Law; Jurisdiction.

(a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the law of any other state.

(b)   Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or, if no such state court has proper jurisdiction, the Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware Court of Chancery court or, if no such state court has proper jurisdiction, then in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware Court of Chancery or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware Court of Chancery or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.7. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law. Each party hereto agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

8.6   WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE INVESTMENT CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

8.7   Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally or by telecopy or facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

       (a)   If to the Investor:

              Everbright Development Overseas Securities Ltd.
              110 Wall Street, 22nd Floor
              New York, New York 10005-3198
              Attention: Ms. Mi Wang, Chairman
              Facsimile: (212) 943-2300

              with a copy (which copy alone shall not constitute notice):

              Greenberg Traurig, LLP
              3161 Michelson Drive, Suite 1000
              Irvine, California 92612
              Attention: Daniel K. Donahue, Esq.
              Facsimile: (949) 732-6501

       (b)   If to the Company:

              Gottschalks Inc.
              7 River Park Place East
              Fresno, California 93729
              Attention: James R. Famalette
                           Chairman and Chief Executive Officer
              Facsimile: (559) 434-4666

              with a copy (which copy alone shall not constitute notice):

              O'Melveny & Myers LLP
              400 South Hope Street
              Los Angeles, California 90071
              Attention: C. James Levin, Esq.
              Facsimile: (213) 430-6407

    8.8   Entire Agreement, Etc. (a) This Agreement (including the Exhibits and Disclosure Schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof; and (b) this Agreement will not be assignable by operation of law or otherwise (any attempted assignment in contravention hereof being null and void); *provided* that the Investor may assign its rights and obligations under this Agreement to any Affiliate under common control with the Investor's ultimate parent entity or general partner of the Investor, but in each case only if the transferee agrees in writing for the benefit of the Company (with a copy thereof to be furnished to the Company) to be bound by the terms of this Agreement (any such transferee shall be included in the term "Investor"); *provided, further*, that no such assignment shall relieve the Investor of its obligations hereunder. Without limiting the foregoing, none of the rights of the Investor hereunder shall be assigned to, or enforceable by, any person to whom the Investor may transfer any Securities (including any shares of Common Stock issued upon exercise of the Warrants).

8.9   Other Definitions. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time.

(a)   the term "*Affiliate*" means, with respect to any person, any person directly or indirectly controlling, controlled by or under common control with, such other person. For purposes of this definition, "*control*" (including, with correlative meanings, the terms "*controlled by*" and "*under common control with*") when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such person, whether through the ownership of voting securities by contract or otherwise;

(b)   the word "*or*" is not exclusive;

(c)   the words "*including*," "*includes*," "*included*" and "*include*" are deemed to be followed by the words "*without limitation*";

(d)   the terms "*herein*," "*hereof*" and "*hereunder*" and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision;

(e)   "*business day*" means any day, other than Saturday, Sunday or a United States federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York City time;

(f)   "*person*" has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act;

(g)   all references to dollar amounts shall be to United States dollars; and

(h)   all article, section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex and schedule references not attributed to a particular document shall be references to such exhibits, annexes and schedules to this Agreement.

8.10   Captions. The article, section, paragraph and clause captions herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

8.11   Severability. If any provision of this Agreement or the application thereof to any person (including, the officers and directors of the Investor and the Company) or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

8.12   No Third Party Beneficiaries. Nothing contained in this Agreement, expressed or implied, is intended to confer upon any person or entity other than the parties hereto, any benefit right or remedies. In some instances, the representations and warranties set forth in this Agreement may represent an allocation of risk among the parties, regardless of knowledge, so no persons, other than the parties to this Agreement, should rely upon the representations or warranties or characterizations of actual facts.

8.13   Time of Essence. Time is of the essence in the performance of each and every term of this Agreement.

8.14   Certain Adjustments. If the representations and warranties set forth in Section 3.2(b) shall not be true and correct as of the Closing Date, the number of shares of Purchased Company Stock, and the number of shares of Common Stock that may be issued to the Investor upon exercise of the Warrants shall be, at the Investor's option, proportionately adjusted to provide the Investor with the same economic effect as contemplated by this Agreement in the absence of such failure to be true and correct.

8.15   Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first herein above written.

GOTTSCHALKS INC.

By: /s/ James R. Famalette
        Name: James R. Famalette
        Title: Chief Executive Officer

EVERBRIGHT DEVELOPMENT OVERSEAS SECURITIES LTD. d/b/a EVERBRIGHT DEVELOPMENT OVERSEAS, LTD.

By: /s/ Mai Wong
        Name: Mai Wong
        Title: Chairman

EXHIBIT A

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

THE SECURITIES REPRESENTED BY THIS INSTRUMENT ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH IN AN INVESTOR RIGHTS AGREEMENT, DATED AS OF _____ __, 200_, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE ISSUER.

WARRANT

to purchase

60,000,000

Shares of Common Stock

dated as of _____ __, 200_

GOTTSCHALKS INC.
a Delaware Corporation

Issue Date: _____ __, 200_

1.   **Definitions**. Unless the context otherwise requires, when used herein the following terms shall have the meanings indicated.

"*Affiliate*" has the meaning set forth in Section 8.9(a) of the Investment Agreement.

"*Board of Directors*" has the meaning set forth in Section 3.2(c)(1) of the Investment Agreement.

"*Business Combination*" means a merger, consolidation, statutory share exchange or similar transaction that requires adoption by the Company's stockholders, other than the Investment and the other transactions contemplated by the Investment Agreement.

"*business day*" means any day other than Saturday, Sunday, or a United State federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York City time.

"*Capital Stock*" means (A) with respect to any person that is a corporation or company, any and all shares, interests, participations or other equivalents (however designated) of capital or capital stock of such person and (B) with respect to any person that is not a corporation or company, any and all partnership or other equity interests of such person.

"*Cash Exercise*" means the exercise by the Warrantholder of the right to purchase the Shares represented by this Warrant pursuant to Section 3(A).

"*Common Stock*" has the meaning given to it in the recitals of the Investment Agreement.

"*Company Subsidiary*" means a Subsidiary of the Company.

"*Everbright Performance Threshold*" shall have the meaning set forth on Schedule 2 attached hereto.

"*Excess Amount*" means, in the context of a Stock Exchange Exercise in accordance with Section 3(B), an amount equal to the excess, if any, of (i) the Final Appraised Value, over (ii) the amount in cash the Company would otherwise have received for the Shares had the Warrantholder instead exercised its right to purchase the Shares represented by this Warrant pursuant to a Cash Exercise in accordance with Section 3(A).

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

"*Excluded Stock*" means (A) shares of Common Stock issued by the Company as a stock dividend payable in shares of Common Stock, or upon any subdivision or split-up of the outstanding shares of Common Stock in each case which is subject to Section 14(B), or upon conversion of shares of Capital Stock of the Company into shares of Common Stock (but not the issuance of such Capital Stock which will be subject to the provisions of Section 14(A)), (B) shares of Common Stock to be issued pursuant to options, restricted stock units or other equity-based awards granted prior to the date of issuance of this Warrant and pursuant to options, restricted stock units or other equity-based awards granted to directors, employees, consultants and advisors after the date of issuance of this Warrant pursuant to compensation plans or arrangements approved by the Board of Directors,(C) shares of Common Stock issued by the Company in connection with a dividend reinvestment, employee or stockholder stock purchase plan and (D) the issuance of shares as a Company contribution to 401(k) or similar employee retirement plans.

"*Exercise Price*" means $2.00 USD, as adjusted by the terms of this Agreement.

"*Expiration Time*" has the meaning set forth in Section 3.

"*Final Appraised Value*" is the product of the Preliminary Appraised Value multiplied by 0.85.

"*Investment Agreement*" means the Investment Agreement, dated as of November 20, 2008, between the Company and Everbright, including all schedules and exhibits thereto.

"*Investor Rights Agreement*" means the Investor Rights Agreement, dated as of _____ __, 200_, between the Company and Everbright, including all schedules and exhibits thereto.

"*KunShan and Beijing Assets*" means those certain real estate assets described on Schedule 1 attached hereto.

"*Luichi Sourcing Business*" has the meaning set forth in Section 5.6 of the Investment Agreement.

"*Market Price*" means, with respect to a particular security, on any given day, the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the last closing bid and ask prices regular way, in either case on the principal national securities exchange on which the applicable securities are listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, (A) the closing sale price for such day reported by the Nasdaq Stock Market if such security is traded over-the-counter and quoted in the Nasdaq Stock Market, or (B) if such security is so traded, but not so quoted, the average of the closing reported bid and ask prices of such security as reported by the Nasdaq Stock Market or any comparable system, or (C) if such security is not listed on the Nasdaq Stock Market or any comparable system, the average of the closing bid and ask prices as furnished by two members of the National Association of Securities Dealers, Inc., selected from time to time by the Company for that purpose. If such security is not listed and traded in a manner that the quotations referred to above are available for the period required hereunder, the Market Price per share of Common Stock shall be deemed to be the fair value per share of such security as determined in good faith by the Board of Directors.

"*New Issuance Price*" has the meaning set forth in Section 14(A)(i).

"*Notice of Exercise*" means that certain notice, the form of which is attached hereto as Exhibit A.

"*Ordinary Cash Dividends*" means a regular quarterly cash dividend out of surplus or net profits legally available therefor (determined in accordance with generally accepted accounting principles, consistently applied) and consistent with past practice.

"*person*" has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act.

"*Preliminary Appraised Value*" is the value of the KunShan and Beijing Assets established by the appraisal procedures set forth on Schedule 3.

"*Pro Rata Repurchases*" means any purchase of shares of Common Stock by the Company or any Affiliate thereof pursuant to any tender offer or exchange offer subject to Section 13(e) of the Exchange Act, or pursuant to any other offer available to substantially all holders of Common Stock, whether for cash, shares of Capital Stock of the Company, other securities of the Company, evidences of indebtedness of the Company or any other person or any other property (including, without limitation, shares of Capital Stock, other securities or evidences of indebtedness of a Company Subsidiary), or any combination thereof, effected while this Warrant is outstanding; *provided*, *however*, that "Pro Rata Repurchase" shall not include any purchase of shares by the

Company or any Affiliate thereof made in accordance with the requirements of Rule 10b-18 as in effect under the Exchange Act. The "*Effective Date*" of a Pro Rata Repurchase shall mean the date of acceptance of shares for purchase or exchange under any tender or exchange offer which is a Pro Rata Repurchase or the date of purchase with respect to any Pro Rata Repurchase that is not a tender or exchange offer.

"*Real Estate Holding Company*" means GSL (Kunshan) Development Co., Ltd., or such other Subsidiary of the Warrantholder that holds all title to and interest in the KunShan and Beijing Assets at the time of a Stock Exchange Exercise.

"*Regulatory Approvals*" with respect to the Warrantholder, means the receipt of approvals and authorizations of, filings and registrations with, notifications to, or expiration or termination of any applicable waiting period under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if any, or the applicable competition or merger control laws of other jurisdictions, in each case necessary to the extent necessary to permit such Warrantholder to exercise this Warrant for the Shares and to own such Shares.

"*Securities Act*" means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

"*Shares*" has the meaning set forth in Section 2.

"*Shortfall Amount*" means, in the context of a Stock Exchange Exercise in accordance with Section 3(B), an amount equal to the excess, if any, of (i) the amount in cash the Company would otherwise have received for the Shares had the Warrantholder instead exercised its right to purchase the Shares represented by this Warrant pursuant to a Cash Exercise in accordance with Section 3(A), over (ii) the Final Appraised Value.

"*Stock Exchange Exercise*" means the exercise by the Warrantholder of the right to purchase the Shares represented by this Warrant pursuant to Section 3(B).

"*Subsidiary*" has the meaning set forth in Section 3.2(a)(2) of the Investment Agreement.

"*Tax*" or "*Taxes*" shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

"*Warrant*" means this Warrant, issued pursuant to the Investment Agreement.

"*Warrantholder*" has the meaning set forth in Section 2.

2. **Number of Shares; Exercise Price**. This certifies that, for value received, Everbright Development Overseas Securities Ltd. d/b/a Everbright Development Overseas, Ltd., a British Virgin Islands corporation, ("*Everbright*" or the "*Warrantholder*") is entitled, upon the terms and subject to the conditions hereinafter set forth, to acquire from the Company, in whole and not in part, and after the receipt of the required Regulatory Approvals, if any, SIXTY MILLION (60,000,000) fully paid and nonassessable shares of Common Stock, par value $0.01 per share, of the Company at a Purchase Price per Common Share equal to the Exercise Price. The number of shares of Common Stock (the "*Shares*") and the Exercise Price are subject to adjustment as provided herein, and all references to "Shares" and "Exercise Price" herein shall be deemed to include any such adjustment or series of adjustments.

       3.   **Exercise of Warrant; Term**. Subject to Section 2 and the conditions set forth in Section 4, to the extent permitted by applicable laws and regulations, the right to purchase the Shares represented by this Warrant is exercisable, in whole but not in part, by the Warrantholder, at any time following receipt from the Company of a Performance Threshold Notice, but in no event later than 11:59 p.m., New York City time, on later to occur of (i) the third anniversary of the date hereof, or (ii) pursuant to <u>Schedule 2</u>, January 31, 2012 (the "*Expiration Time*"), through a Cash Exercise or through a Stock Exchange Exercise.

       (A)   <u>Cash Exercise</u>. In the event the Warrantholder elects to exercise the right to purchase the Shares represented by this Warrant through a Cash Exercise pursuant to this Section 3(A), the Warrantholder may so exercise such right by (i) the surrender of this Warrant and delivery of the Notice of Exercise annexed hereto, duly completed and executed on behalf of the Warrantholder and indicating the Warrantholder's election of a Cash Exercise, at the office of the Company in Fresno, California (or such other office or agency of the Company in the United States as it may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company) at or prior to the Expiration Time, and (ii) payment concurrently therewith of the Exercise Price for the Shares thereby purchased by tendering in cash, by certified or cashier's check or by wire transfer payable to the order of the Company.

       (B)   <u>Stock Exchange Exercise</u>.

       (i)   In the event the Warrantholder elects to exercise the right to purchase the Shares represented by this Warrant through a Stock Exchange Exercise pursuant to this Section 3(B), the Warrantholder may so exercise such right by the surrender of this Warrant and delivery of the Notice of Exercise annexed hereto, duly completed and executed on behalf of the Warrantholder and indicating the Warrantholder's election of a Stock Exchange Exercise, at the office of the Company in Fresno, California (or such other office or agency of the Company in the United States as it may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company) prior to the Expiration Time.

       (ii)   Upon delivery of this Warrant and the Notice of Exercise to the Company pursuant to clause (i) above, the Company and the Warrantholder shall promptly determine the Final Appraised Value of the KunShan and Beijing Assets. Within 10 business days after the ultimate determination of such Final Appraised Value, the Warrantholder shall promptly transfer to the Company all of the issued and outstanding Capital Stock of the Real Estate Holding Company pursuant to a Stock Exchange Agreement prepared in a form that (A) is approved by the Independent Directors (as defined in the Investment Agreement), (B) is standard for an entity such as the Real Estate

Holding Company, and (C) includes terms customary to transactions similar to the transactions described herein (the "*Stock Exchange Agreement*") and such other documents as are necessary or advisable (as determined by the Company in its sole discretion) to transfer title thereto to the Company in lieu of payment of the Exercise Price for the Shares thereby purchased; provided, however, that in the event the Final Appraised Value of the KunShan and Beijing Assets is:

(1)   less than the amount in cash the Company would otherwise have received for the Shares had the Warrantholder instead exercised its right to purchase the Shares pursuant to a Cash Exercise in accordance with Section 3(A), the Warrantholder shall, concurrent with the transfer of the Real Estate Holding Company Stock to the Company pursuant to the Stock Exchange Agreement, pay to the Company in cash, by certified or cashier's check or by wire transfer to the order of the Company, within 45 days after the ultimate determination of the Final Appraised Value of the KunShan and Beijing Assets, the Shortfall Amount, or

(2)   more than the amount in cash the Company would otherwise have received for the Shares had the Warrantholder instead exercised its right to purchase the Shares pursuant to a Cash Exercise in accordance with Section 3(A), the Company shall, concurrently with its receipt of the Real Estate Holding Company Stock pursuant to the Stock Exchange Agreement, pay to the Warrantholder in cash, by certified or cashier's check or by wire transfer, the Excess Amount.

4.   **Conditions to Exercise**. The ability of the Warrantholder to exercise the Warrant shall be contingent upon

(A)   the Company's shares trading at an average Market Price that is at or above $8.00 USD per share over the 60 consecutive trading-day period ending on the trading day prior to the date on which this Warrant is exercised by the Warrantholder pursuant to Section 3;

(B)   the receipt by Everbright of a Performance Threshold Notice from the Company;

(C)   the Warrantholder being, at the time this Warrant is exercised pursuant to Section 3, Everbright or an Affiliate of Everbright; and

(D)   the active use of substantially all of the KunShan and Beijing Assets by the Company in connection with the Luichi Sourcing Business, both at the time this Warrant is exercised pursuant to Section 3 and as such assets are anticipated to be used by the Company thereafter, as determined by the Company in its reasonable discretion.

5.   **Everbright Performance Threshold**.

(A)   From the date hereof until the earlier of (i) the date upon which this Warrant is exercised by the Warrantholder pursuant to Section 3, and (ii) the Expiration Time (such period, the "*Monitoring Period*"), the Company shall monitor the financial performance of the Luichi Sourcing Business on a monthly basis and shall provide the Warrantholder with a report (a "*Monitoring Report*"), within 20 days after the end of each fiscal month during the Monitoring Period, setting forth in reasonable detail the Pre-Tax Income (as defined in the Investment Agreement) generated by the Luichi Sourcing Business during such fiscal month. As used herein, "*Pre-Tax Income*" means net income, as determined in accordance with GAAP, prior to the subtraction of all applicable taxes; provided, however, that in computing Pre-Tax Income (i) all payments received by the Luichi Sourcing Business pursuant to contracts entered into with manufacturers, customers or distributors participating in the Luichi Sourcing Business that should be amortized over some period of time shall, instead, be deemed to be recognized as revenue in the month in which payment is received and such payment is deemed earned pursuant to the terms of the contract, and (ii) all depreciation, amortization and other non-cash charges shall be excluded from expenses.

(B)   No more than 30 days following the last day of the first month during the Monitoring Period in which the Luichi Sourcing Business meets or exceeds the Everbright Performance Threshold, the Company shall deliver to the Warrantholder, together with the Monitoring Report attributable to such month and delivered pursuant to Section 5(A) above, a notice stating that the Luichi Sourcing Business has met or exceeded the Everbright Performance Threshold (such notice, a "*Performance Threshold Notice*").

6.   **Issuance of Shares; Authorization; Listing**. Certificates for Shares issued upon exercise of this Warrant will be issued in the name of the Warrantholder and will be delivered to such person within a reasonable time, not to exceed three business days after (i) the date on which this Warrant has been duly exercised in accordance with the terms of Section 3(A) hereof or (ii) in the case of a Stock Exchange Exercise, the effective date of transfer of the Real Estate Holding Company Stock to the Company and the payment of the Shortfall Amount (if any) or the Excess Amount (if any) in accordance with the terms of Section 3(B) of this Warrant. The Company hereby represents and warrants that any Shares issued upon the exercise of this Warrant in accordance with the provisions of Section 3 will, be duly and validly authorized and issued, fully paid and nonassessable and free from all taxes, liens and charges (other than liens or charges created by the Warrantholder or taxes in respect of any transfer occurring contemporaneously therewith). The Company agrees that the Shares so issued will be deemed to have been issued to the Warrantholder as of the close of business on (i) the date on which this Warrant has been duly exercised in accordance with the terms of Section 3(A) hereof or (ii) in the case of a Stock Exchange Exercise, the effective date of transfer of the Real Estate Holding Company Stock to the Company and the payment of the Shortfall Amount (if any) or the Excess Amount (if any) in accordance with the terms of Section 3(B) of this Warrant, in each case notwithstanding that the stock transfer books of the Company may then be closed or certificates representing such Shares may not be actually delivered on such date. The Company will at all times reserve and keep available, out of its authorized but unissued Common Stock, solely for the purpose of providing for the exercise of this Warrant, the aggregate number of shares of Common Stock issuable upon exercise of this Warrant. The Company will (A) procure, at its sole expense, the listing of the Shares and other securities issuable upon exercise of this Warrant, subject to issuance or notice of issuance on all stock exchanges on which the Common Stock are then listed or traded and (B) maintain the listing of such Shares after issuance. The Company will use commercially reasonable efforts to ensure that the Shares may be issued without violation of any applicable law

or regulation or of any requirement of any securities exchange on which the Shares are listed or traded.

7.   No Fractional Shares or Scrip. No fractional Shares or scrip representing fractional Shares shall be issued upon any exercise of this Warrant. In lieu of any fractional Share to which the Warrantholder would otherwise be entitled, the Warrantholder shall be entitled to receive a cash payment equal to the Market Price of the Common Stock less the Exercise Price for such fractional share.

8.   No Rights as Shareholders; Transfer Books. This Warrant does not entitle the Warrantholder to any voting rights or other rights as a stockholder of the Company prior to the date of exercise hereof. The Company will at no time close its transfer books against transfer of this Warrant in any manner which interferes with the timely exercise of this Warrant.

9.   Charges, Taxes and Expenses. Issuance of certificates for Shares to the Warrantholder upon the exercise of this Warrant shall be made without charge to the Warrantholder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company.

10.   Transfer/Assignment.

(A)   Subject to compliance with clause (B) of this Section 10, and only with the prior written consent of the Company, this Warrant and all rights hereunder are transferable, in whole but not in part, upon the books of the Company by the registered holder hereof in person or by duly authorized attorney to an Affiliate of the Warrantholder, and a new warrant shall be made and delivered by the Company, of the same tenor and date as this Warrant but registered in the name of the transferee, upon surrender of this Warrant, duly endorsed, to the office or agency of the Company described in Section 2. All expenses (other than stock transfer taxes) and other charges payable in connection with the preparation, execution and delivery of the new warrants pursuant to this Section 10 shall be paid by the Warrantholder.

(B)   Notwithstanding the foregoing, this Warrant and any rights hereunder, and any Shares issued upon exercise of this Warrant, shall be subject to the applicable restrictions as set forth in Article II of the Investor Rights Agreement.

(C)   If and for so long as required by the Investment Agreement, this Warrant shall contain a legend as set forth in Section 5.1 of the Investment Agreement.

11.   Exchange and Registry of Warrant. This Warrant is exchangeable, upon the surrender hereof by the Warrantholder to the Company, for a new warrant of like tenor and representing the right to purchase the same aggregate number of Shares. The Company shall maintain a registry showing the name and address of the Warrantholder as the registered holder of this Warrant. This Warrant may be surrendered for exchange or exercise, in accordance with its terms, at the office of the Company, and the Company shall be entitled to rely in all respects, prior to written notice to the contrary, upon such registry.

12. **Loss, Theft, Destruction or Mutilation of Warrant**. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in the case of any such loss, theft or destruction, upon receipt of an indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company shall make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same aggregate number of Shares as provided for in such lost, stolen, destroyed or mutilated Warrant.

13. **Saturdays, Sundays, Holidays, etc.** If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a business day, then such action may be taken or such right may be exercised on the next succeeding day that is a business day.

14. **Adjustments and Other Rights**. The Exercise Price and the number of Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as follows; *provided* that no single event shall be subject to adjustment under more than one subsection of this Section 14 so as to result in duplication:

(A) Common Stock Issued at Less than the Exercise Price.

(i) If prior to the Expiration Time, the Warrantholder has not exercised this Warrant in accordance with the terms set forth in Section 3 and the Company issues or sells, or agrees to issue or sell, Common Stock other than Excluded Stock for consideration per share (the "*New Issuance Price*") less than the Exercise Price in effect immediately prior to the issuance or sale of such Common Stock, the Exercise Price in effect immediately prior to each such issuance or sale shall forthwith (except as otherwise provided in this subsection 14(A)) be adjusted to a price determined by multiplying the Exercise Price by a fraction, (i) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to subsection 14(A)(ii)(3)(a) or (b)) plus the number of shares of Common Stock that the aggregate consideration received by the Company for such issuance would purchase at the Exercise Price; and (ii) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to subsection 14(A)(ii)(3)(a) or (b)) plus the number of shares of such issuance or sale. In addition, in such event, the number of Shares issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment and (2) the Exercise Price in effect immediately prior to the issuance or sale giving rise to this adjustment, by (y) the new Exercise Price determined in accordance with the immediately preceding sentence.

(ii) For the purposes of any adjustment of the Exercise Price and the number of Shares issuable upon exercise of this Warrant pursuant to this Section 14(A), the following provisions shall be applicable:

(1)   In the case of the issuance or sale of Common Stock for cash, the amount of the consideration received by the Company shall be deemed to be the amount of the gross cash proceeds received by the Company for such securities before deducting therefrom any discounts or commissions allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof.

(2)   In the case of the issuance or sale of Common Stock (otherwise than upon the conversion of shares of Capital Stock or other securities of the Company) for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair value thereof as reasonably determined by the Board of Directors on an informed and good faith basis, before deducting therefrom any discounts or commissions allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof.

(3)   In the case of the issuance of (i) options, warrants or other rights to purchase or acquire Common Stock (whether or not at the time exercisable) or (ii) securities by their terms convertible into or exchangeable for Common Stock (whether or not at the time so convertible or exchangeable) or options, warrants or rights to purchase such convertible or exchangeable securities (whether or not at the time exercisable):

     (a)   The aggregate maximum number of securities deliverable upon exercise of such options, warrants or other rights to purchase or acquire Common Stock shall be deemed to have been issued at the time such options, warrants or rights are issued and for a consideration equal to the consideration (determined in the manner provided in Section 14(A)(i)), if any, received by the Company upon the issuance or sale of such options, warrants or rights plus the minimum purchase price provided in such options, warrants or rights for the Common Stock covered thereby.

     (b)   The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities, or upon the exercise of options, warrants or other rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof, shall be deemed to have been issued at the time such securities were issued or such options, warrants or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options, warrants or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration (in each case, determined in the manner provided in Section 14(A)(i) and (ii)), if any, to be received by the Company upon the conversion or exchange of such securities, or upon the exercise of any related options, warrants or rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof.

(c)   On any change in the number of shares of Common Stock deliverable upon exercise of any such options, warrants or rights or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the Company upon such exercise, conversion or exchange, but excluding changes resulting from the anti-dilution provisions thereof (to the extent comparable to the anti-dilution provisions contained herein), the Exercise Price and the number of Shares issuable upon exercise of this Warrant as then in effect shall forthwith be readjusted to such Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance or sale of such options, warrants or rights not exercised prior to such change, or of such convertible or exchangeable securities not converted or exchanged prior to such change, upon the basis of such change.

(d)   On the expiration or cancellation of any such options, warrants or rights (without exercise), or the termination of the right to convert or exchange such convertible or exchangeable securities (without exercise), if the Exercise Price and the number of Shares issuable upon exercise of this Warrant shall have been adjusted upon the issuance or sale thereof, the Exercise Price and the number of Shares issuable upon exercise of this Warrant shall forthwith be readjusted to such Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance or sale of such options, warrants, rights or such convertible or exchangeable securities on the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options, warrants or rights, or upon the conversion or exchange of such convertible or exchangeable securities.

(e)   If the Exercise Price and the number of Shares issuable upon exercise of this warrant shall have been adjusted upon the issuance or sale of any such options, warrants, rights or convertible or exchangeable securities, no further adjustment of the Exercise Price and the number of Shares issuable upon exercise of this Warrant shall be made for the actual issuance of Common Stock upon the exercise, conversion or exchange thereof; *provided*, *however*, that no increase in the Exercise Price or reduction in the number of Shares issuable upon exercise of this Warrant shall be made pursuant to subclauses (a) or (b) of this Section 14(A)(ii)(3).

(B)   Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (i) declare a dividend or make a distribution on its Common Stock in shares of Common Stock, (ii) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify the outstanding Common Stock into a smaller number of shares, the number of Shares issuable upon exercise of this

Warrant at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the Warrantholder after such date shall be entitled to purchase the number of shares of Common Stock which such holder would have owned or been entitled to receive after such date had this Warrant been exercised immediately prior to such date. In such event, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment and (2) the Exercise Price in effect immediately prior to the issuance giving rise to this adjustment by (y) the new number of Shares issuable upon exercise of the Warrant determined pursuant to the immediately preceding sentence.

(C)   Other Distributions. In case the Company shall fix a record date for the making of a distribution to all holders of shares of its Common Stock (i) of shares of any class other than its Common Stock, (ii) of evidence of indebtedness of the Company or any Company Subsidiary, (iii) of assets (excluding Ordinary Cash Dividends, and dividends or distributions referred to in Section 14(B)), or (iv) of rights or warrants (excluding those referred to in Section 14(B)), in each such case, the Exercise Price in effect prior thereto shall be reduced immediately thereafter to the price determined by dividing (x) an amount equal to the difference resulting from (1) the number of shares of Common Stock outstanding on such record date multiplied by the Exercise Price per Share on such record date, less (2) the fair market value (as reasonably determined by the Board of Directors) of said shares or evidences of indebtedness or assets or rights or warrants to be so distributed, by (y) the number of shares of Common Stock outstanding on such record date; such adjustment shall be made successively whenever such a record date is fixed. In such event, the number of Shares issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment, and (2) the Exercise Price in effect immediately prior to the issuance giving rise to this adjustment by (y) the new Exercise Price determined in accordance with the immediately preceding sentence. In the event that such distribution is not so made, the Exercise Price and the number of Shares issuable upon exercise of this Warrant then in effect shall be readjusted, effective as of the date when the Board of Directors determines not to distribute such shares, evidences of indebtedness, assets, rights or warrants, as the case may be, to the Exercise Price that would then be in effect and the number of Shares that would then be issuable upon exercise of this Warrant if such record date had not been fixed.

(D)   Certain Repurchases of Common Stock. In case the Company effects a Pro Rata Repurchase of Common Stock, then the Exercise Price shall be reduced to the price determined by multiplying the Exercise Price in effect immediately prior to the effective date of such Pro Rata Repurchase by a fraction of which the numerator shall be (i) the product of (x) the number of shares of Common Stock outstanding immediately before such Pro Rata Repurchase and (y) the Market Price of a share of Common Stock on the trading day immediately preceding the first public announcement by the Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase, minus (ii) the aggregate purchase price of the Pro Rata Repurchase, and of which the denominator shall be the product of (i) the number of shares of Common Stock outstanding immediately prior to such Pro Rata Repurchase minus the number of shares of Common Stock so repurchased and (ii) the Market Price per share of Common Stock on the trading day immediately preceding the first public announcement of such Pro Rata Repurchase. In such event, the number of shares of Common Stock issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment, and (2) the Exercise Price in effect immediately prior to the Pro Rata Repurchase giving rise to this adjustment by (y) the new Exercise Price determined in accordance with the immediately preceding sentence.

(E)   Business Combinations. In case of any Business Combination or reclassification of Common Stock (other than a reclassification of Common Stock referred to in Section 14(B)), any Shares issued or issuable upon exercise of this Warrant after the date of such Business Combination or reclassification, shall upon exercise of this Warrant be exchanged for the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such Business Combination or reclassification) upon exercise of this Warrant immediately prior to such Business Combination or reclassification would have been entitled upon such Business Combination or reclassification. In determining the kind and amount of stock, securities or the property receivable upon consummation of such Business Combination, if the holders of Common Stock have the right to elect the kind or amount of consideration receivable upon consummation of such Business Combination, then the Warrantholder shall have the right to make a similar election upon exercise of this Warrant with respect to the number of shares of stock or other securities or property which the Warrantholder will receive upon exercise of this Warrant.

(F)   Rounding of Calculations; Minimum Adjustments. All calculations under this Section 14 shall be made to the nearest one-tenth (1/10th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be. Any provision of this Section 14 to the contrary notwithstanding, no adjustment in the Exercise Price or the number of Shares into which this Warrant is exercisable shall be made if the amount of such adjustment would be less than $0.01 or one-tenth (1/10th) of a share of Common Stock, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or 1/10th of a share of Common Stock, or more.

(G)   Timing of Issuance of Additional Common Stock Upon Certain Adjustments. In any case in which the provisions of this Section 14 shall require that an adjustment shall become effective immediately after a record date for an event, the Company may defer until the occurrence of such event (i) issuing to the Warrantholder of this Warrant exercised after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such exercise by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such exercise before giving effect to such adjustment and (ii) paying to such Warrantholder any amount of cash in lieu of a fractional share of Common Stock;

provided, however, that the Company upon request shall deliver to such Warrantholder a due bill or other appropriate instrument evidencing such Warrantholder's right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.

(H)   Statement Regarding Adjustments. Whenever the Exercise Price or the number of Shares into which this Warrant is exercisable shall be adjusted as provided in Section 14, the Company shall forthwith file at the principal office of the Company a statement showing in reasonable detail the facts requiring such adjustment and the Exercise Price that shall be in effect and the number of Shares into which this Warrant shall be exercisable after such adjustment, and the Company shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to the Warrantholder at the address appearing in the Company's records.

(I)   Notice of Adjustment Event. In the event that the Company shall propose to take any action of the type described in Section 14(B) or (C) (but only if the action of the type described in Section 14(B) or (C) would result in an adjustment in the Exercise Price or the number of Shares into which this Warrant is exercisable or a change in the type of securities or property to be delivered upon exercise of this Warrant), the Company shall give notice to the Warrantholder, in the manner set forth in Section 14(H), which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of this Warrant. In the case of any action which would require the fixing of a record date, such notice shall be given at least 10 days prior to the date so fixed, and in case of all other action, such notice shall be given at least 15 days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

(J)   Proceedings Prior to Any Action Requiring Adjustment. As a condition precedent to the taking of any action which would require an adjustment pursuant to this Section 14, the Company shall take any action which may be necessary, including obtaining regulatory, New York Stock Exchange or stockholder approvals or exemptions, in order that the Company may thereafter validly and legally issue as fully paid and nonassessable all shares of Common Stock that the Warrantholder is entitled to receive upon exercise of this Warrant pursuant to this Section 14.

(K)   Adjustment Rules. Any adjustments pursuant to this Section 14 shall be made successively whenever an event referred to herein shall occur. If an adjustment in Exercise Price made hereunder would reduce the Exercise Price to an amount below par value of the Common Stock, then such adjustment in Exercise Price made hereunder shall reduce the Exercise Price to the par value of the Common Stock.

15.   **Governing Law**.

(A)   This Warrant shall be binding upon any successors or assigns of the Company. This Warrant shall constitute a contract under the laws of Delaware and for all purposes shall be construed in accordance with and governed by the laws of Delaware, without giving effect to the conflict of laws principles.

(B)   Each of the Company and the Warrantholder hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or, if no such state court has proper jurisdiction, the Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Warrant or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Company and the Warrantholder hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware Court of Chancery court or, if no such state court has proper jurisdiction, then in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware Court of Chancery or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware Court of Chancery or Federal court. Each of the Company and the Warrantholder hereby agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Company and the Warrantholder irrevocably consents to service of process in the manner provided for notices in Section 17. Nothing in this Warrant will affect the right of the Company or the Warrantholder to serve process in any other manner permitted by law. Each of the Company and the Warrantholder agrees not to commence any legal proceedings relating to or arising out of this Warrant or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

16.   Amendments. No amendment or waiver of any provision of this Warrant will be effective with respect to any party unless made in writing and signed by an officer of a duly authorized representative of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

17.   Notices. Any notice, request, instruction or other document to be given hereunder will be in writing and will be deemed to have been duly given (A) on the date of delivery if delivered personally or by telecopy or facsimile, upon confirmation of receipt, (B) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (C) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the party to be notified at the address indicated below for the Company, or at the address for the Warrantholder set forth in the registry maintained by the Company pursuant to Section 11, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

> If to the Company: Gottschalks Inc.
> 7 River Park Place East
> Fresno, California 93729
> Attention: James R. Famalette
> Chairman and Chief Executive Officer
> Facsimile: (559) 434-4800

18. **Prohibited Actions**. The Company agrees that it will not take any action which would entitle the Warrantholder to an adjustment of the Exercise Price if the total number of shares of Common Stock issuable after such action upon exercise of this Warrant, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon the exercise of all outstanding options, warrants, conversion and other rights, would exceed the total number of shares of Common Stock then authorized by its Certificate of Incorporation.

19. **Entire Agreement**. This Warrant and the forms attached hereto, together with the Investor Rights Agreement and the Investment Agreement, constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer.

Dated: _____


GOTTSCHALKS INC.


By: _____

       Name: _____
       Title: _____

Attest:

By: _____

       Name: _____
       Title: _____

<u>EXHIBIT A</u>

[Form of Notice of Exercise]

Date: _____

TO: Gottschalks Inc.

RE: Election to Subscribe for and Purchase Common Stock

The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby agrees to subscribe for and purchase the all of the shares of the Common Stock covered by such Warrant. In connection therewith, the undersigned hereby certifies to the Company that, as of the date hereof, (i) all conditions to the exercise of the Warrant (as set forth in Section 4 therein) have been met, and (ii) the undersigned, if other than Everbright, has provided all documentation requested by the Company to prove that the undersigned is an Affiliate of Everbright.

The undersigned, in accordance with Section 3 of the Warrant, hereby agrees to pay the aggregate Exercise Price for such shares of Common Stock in the manner set forth below.

Method of Exercise (check one): ☐ Cash Exercise
☐ Stock Exchange Exercise

Method of Payment of Exercise Price (check one): ☐ Certified or Cashier's Check
☐ Wire Transfer
☐ Stock Exchange Exercise

WARRANTHOLDER

By: _____

Name: _____
Title: _____

SCHEDULE 1

Location:	East of Jishan Road, Huaqiao Town, Kunshan, Jiangsu Province

Land Number:	1110101390	**Map Number:**	57.50-29.00

Area of Land:	264,337 square meters

SCHEDULE 2

Everbright Performance Threshold

The generation of not less than $10,000,000 in Pre-Tax Income by the Luichi Sourcing Business during any consecutive 12 month period ending on or before the expiration of the Monitoring Period.

SCHEDULE 3

Appraisal Procedures

In the event the Warrantholder exercises its right to purchase the Shares represented by the Warrant through a Stock Exchange Exercise pursuant to Section 3(B) of the Warrant, the Warrantholder and the Company agree to the following procedures to determine the Preliminary Appraised Value of the KunShan and Beijing Assets:

1.   Promptly upon delivery to the Company of the Warrant and the Notice of Exercise pursuant to Section 3(B)(i) of the Warrant, but in no event later than the 10th business day following such delivery, the Warrantholder shall appoint a commercial real estate appraisal firm of internationally recognized stature (such appraisal firm, the "*Warrantholder's Appraiser*") to act as an appraiser on its behalf in determining the Preliminary Appraised Value of the KunShan and Beijing Assets, and shall inform the Company of such appointment.

2.   As soon as practicable, but in no event later than the 20th business day following appointment, the Warrantholder's Appraiser shall, and the Warrantholder shall cause the Warrantholder's Appraiser to, (a) complete an appraisal of the KunShan and Beijing Assets, which appraisal shall determine the present value, based upon all rents, licenses and other fees then in place with respect to the KunShan and Beijing Assets and net of all Taxes, of all future earnings that would be payable directly or indirectly to the Company were it to acquire all of the issued and outstanding Capital Stock of the Real Estate Holding Company pursuant to a Stock Exchange Exercise in accordance with Section 3(B) of the Warrant (the "*Appraisal Criteria*") and (b) prepare and deliver to each of the Warrantholder and the Company an appraisal report reflecting the same (the "*Warrantholder's Appraisal*").

3.   On or before the 10th business day following receipt of the Warrantholder's Appraisal, the Company shall inform the Warrantholder in writing that it either accepts or disputes the Warrantholder's Appraisal. In the event the Company accepts the Warrantholder's Appraisal, such appraisal shall be finally and conclusively deemed to be the Preliminary Appraised Value of the KunShan and Beijing Assets and shall thereafter be binding upon the Warrantholder and the Company hereto and their respective Affiliates. In the event the Company disputes the Warrantholder's Appraisal, it shall promptly, but in no event later than the 10th business day following notice to the Warrantholder of such dispute, appoint a second commercial real estate appraisal firm of internationally recognized stature (such appraisal firm, the "*Company's Appraiser*") to act as an appraiser on its behalf in determining the Preliminary Appraised Value of the KunShan and Beijing Assets, and shall inform the Warrantholder of such appointment.

4.   As soon as practicable, but in no event later than the 20th business day following appointment, the Company's Appraiser shall, and the Company shall cause the Company's Appraiser to, (a) complete an appraisal of the KunShan and Beijing Assets, which appraisal shall be determined according to the Appraisal Criteria and (b) prepare and deliver to each

of the Warrantholder and the Company an appraisal report reflecting the same (the "*Company's Appraisal*").

5.   Upon delivery of the Company's Appraisal, the average of the Warrantholder's Appraisal and the Company's Appraisal shall be taken, which average shall be finally and conclusively deemed to be the Preliminary Appraised Value of the KunShan and Beijing Assets and shall thereafter be binding upon the Warrantholder and the Company hereto and their respective Affiliates; provided, however, that in the event the difference between the Warrantholder's Appraisal and the Company's Appraisal is in excess of $250,000, either party may instead, by written notice to the other and to each of the Warrantholder's Appraiser and the Company's Appraiser, request that a third commercial real estate appraisal firm of internationally recognized stature (such appraisal firm, the "*Independent Appraiser*") be selected by mutual agreement of the Warrantholder's Appraiser and the Company's Appraiser.

6.   In the event that either party requests that an Independent Appraiser be appointed, the Warrantholder's Appraiser and the Company's Appraiser shall, and the Warrantholder and the Company shall cause each of them to, appoint the Independent Appraiser no later than the 10th business day following receipt of such request. Within 20 business days following such appointment, the Independent Appraiser shall, and the Warrantholder and the Company shall cause the Independent Appraiser to, (a) review each of the Warrantholder's Appraisal and the Company's Appraisal and (b) select one of such two appraisals that the Independent Appraiser determines, in its professional judgment, to most closely approximate the value of the KunShan and Beijing Assets, as determined according to the Appraisal Criteria. The appraisal so selected by the Independent Appraiser shall be finally and conclusively deemed to be the Preliminary Appraised Value of the KunShan and Beijing Assets and shall thereafter be binding upon the Warrantholder and the Company hereto and their respective Affiliates.

The Warrantholder and the Company hereby agree and acknowledge that the Warrantholder shall pay all costs and expenses relating to the appraisal procedures set forth above, including all costs and expenses for the Warrantholder's Appraiser, the Company's Appraiser (if any) and the Independent Appraiser (if any). In addition, the Warrantholder and the Company hereby agree that they will cooperate and assist one another in the determination of the Preliminary Appraised Value of the KunShan and Beijing Assets and the in the conduct of the appraisals referred to above, including, without limitation, the making available, to the extent reasonably necessary, of books, records, work papers, properties and personnel.

<u>**EXHIBIT B**</u>

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

THE SECURITIES REPRESENTED BY THIS INSTRUMENT ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH IN AN INVESTOR RIGHTS AGREEMENT, DATED AS OF _____ __, 200_, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE ISSUER.

WARRANT

to purchase

30,000,000

Shares of Common Stock

dated as of _____ __, 200_

GOTTSCHALKS INC.
a Delaware Corporation

Issue Date: _____ __, 200_

      1.   **<u>Definitions</u>**. Unless the context otherwise requires, when used herein the following terms shall have the meanings indicated.

      "*Affiliate*" has the meaning set forth in Section 8.9(a) of the Investment Agreement.

      "*Board of Directors*" has the meaning set forth in Section 3.2(c)(1) of the Investment Agreement.

      "*Business Combination*" means a merger, consolidation, statutory share exchange or similar transaction that requires adoption by the Company's stockholders, other than the Investment and the other transactions contemplated by the Investment Agreement.

      "*business day*" means any day other than Saturday, Sunday, or a United State federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York City time.

"*Capital Stock*" means (A) with respect to any person that is a corporation or company, any and all shares, interests, participations or other equivalents (however designated) of capital or capital stock of such person and (B) with respect to any person that is not a corporation or company, any and all partnership or other equity interests of such person.

"*Common Stock*" has the meaning given to it in the recitals of the Investment Agreement.

"*Company Subsidiary*" means a Subsidiary of the Company.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

"*Excluded Stock*" means (A) shares of Common Stock issued by the Company as a stock dividend payable in shares of Common Stock, or upon any subdivision or split-up of the outstanding shares of Common Stock in each case which is subject to Section 13(B), or upon conversion of shares of Capital Stock of the Company into shares of Common Stock (but not the issuance of such Capital Stock which will be subject to the provisions of Section 13(A)), (B) shares of Common Stock to be issued pursuant to options, restricted stock units or other equity-based awards granted prior to the date of issuance of this Warrant and pursuant to options, restricted stock units or other equity-based awards granted to directors, employees, consultants and advisors after the date of issuance of this Warrant pursuant to compensation plans or arrangements approved by the Board of Directors,(C) shares of Common Stock issued by the Company in connection with a dividend reinvestment, employee or stockholder stock purchase plan and (D) the issuance of shares as a Company contribution to 401(k) or similar employee retirement plans.

"*Exercise Price*" means $20.00 USD, as adjusted by the terms of this Agreement.

"*Expiration Time*" has the meaning set forth in Section 3.

"*Investment Agreement*" means the Investment Agreement, dated as of November 20, 2008, between the Company and Everbright, including all schedules and exhibits thereto.

"*Investor Rights Agreement*" means the Investor Rights Agreement, dated as of _____ __, 200_, between the Company and Everbright, including all schedules and exhibits thereto.

"*Market Price*" means, with respect to a particular security, on any given day, the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the last closing bid and ask prices regular way, in either case on the principal national securities exchange on which the applicable securities are listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, (A) the closing sale price for such day reported by the Nasdaq Stock Market if such security is traded over-the-counter and quoted in the Nasdaq Stock Market, or (B) if such security is so traded, but not so quoted, the average of the closing reported bid and ask prices of such security as reported by the Nasdaq Stock Market or any comparable system, or (C) if such security is not listed on the Nasdaq Stock Market or any comparable system, the average of the closing bid and ask prices as furnished by two members of the National Association of Securities Dealers, Inc., selected from time to time by the Company for that purpose. If such security is not listed and traded in a manner that the quotations referred to above are available for the period required hereunder, the Market Price per share of Common Stock shall be deemed to be the fair value per share of such security as determined in good faith by the Board of Directors.

"*New Issuance Price*" has the meaning set forth in Section 13(A)(i).

"*Notice of Exercise*" means that certain notice, the form of which is attached hereto as Exhibit A.

"*Ordinary Cash Dividends*" means a regular quarterly cash dividend out of surplus or net profits legally available therefor (determined in accordance with generally accepted accounting principles, consistently applied) and consistent with past practice.

"*person*" has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act.

"*Pro Rata Repurchases*" means any purchase of shares of Common Stock by the Company or any Affiliate thereof pursuant to any tender offer or exchange offer subject to Section 13(e) of the Exchange Act, or pursuant to any other offer available to substantially all holders of Common Stock, whether for cash, shares of Capital Stock of the Company, other securities of the Company, evidences of indebtedness of the Company or any other person or any other property (including, without limitation, shares of Capital Stock, other securities or evidences of indebtedness of a Company Subsidiary), or any combination thereof, effected while this Warrant is outstanding; *provided*, *however*, that "Pro Rata Repurchase" shall not include any purchase of shares by the Company or any Affiliate thereof made in accordance with the requirements of Rule 10b-18 as in effect under the Exchange Act. The "*Effective Date*" of a Pro Rata Repurchase shall mean the date of acceptance of shares for purchase or exchange under any tender or exchange offer which is a Pro Rata Repurchase or the date of purchase with respect to any Pro Rata Repurchase that is not a tender or exchange offer.

"*Regulatory Approvals*" with respect to the Warrantholder, means the receipt of approvals and authorizations of, filings and registrations with, notifications to, or expiration or termination of any applicable waiting period under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if any, or the applicable competition or merger control laws of other jurisdictions, in each case necessary to the extent necessary to permit such Warrantholder to exercise this Warrant for the Shares and to own such Shares.

"*Securities Act*" means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

"*Shares*" has the meaning set forth in Section 2.

"*Subsidiary*" has the meaning set forth in Section 3.2(a)(2) of the Investment Agreement.

"*Warrant*" means this Warrant, issued pursuant to the Investment Agreement.

"*Warrantholder*" has the meaning set forth in Section 2.

2.   **Number of Shares; Exercise Price**. This certifies that, for value received, Everbright Development Overseas Securities Ltd. d/b/a Everbright Development Overseas, Ltd., a British Virgin Islands corporation, ("*Everbright*" or the "*Warrantholder*") is entitled, upon the terms and subject to the conditions hereinafter set forth, to acquire from the Company, in whole or in part, and after the receipt of the required Regulatory Approvals, if any, up to an aggregate of THIRTY MILLION (30,000,000) fully paid and nonassessable shares of Common Stock, par value $0.01 per share, of the Company at a Purchase Price per Common Share equal to the Exercise Price. The number of shares of Common Stock (the "*Shares*") and the Exercise Price are subject to adjustment as provided herein, and all references to "Shares" and "Exercise Price" herein shall be deemed to include any such adjustment or series of adjustments.

3.   **Exercise of Warrant; Term**. Subject to Section 2 and the conditions set forth in Section 4, to the extent permitted by applicable laws and regulations, the right to purchase the Shares represented by this Warrant is exercisable, in whole or in part, by the Warrantholder, at any time or from time to time after 9:00 a.m., New York City time, on the date hereof, but in no event later than 11:59 p.m., New York City time, on the fourth anniversary of the date hereof (the "*Expiration Time*"), by (A) the surrender of this Warrant and Notice of Exercise annexed hereto, duly completed and executed on behalf of the Warrantholder, at the office of the Company in Fresno, California (or such other office or agency of the Company in the United States as it may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company), and (B) payment of the Exercise Price for the Shares thereby purchased at the election of the Warrantholder by tendering in cash, by certified or cashier's check or by wire transfer payable to the order of the Company.

4.   **Partial Exercise**. If the Warrantholder does not exercise this Warrant in its entirety, the Warrantholder will be entitled to receive from the Company within a reasonable time, and in any event not exceeding three business days after an exercise of this Warrant in part, a new warrant in substantially identical form for the purchase of that number of Shares equal to the difference between the number of Shares subject to this Warrant and the number of Shares as to which this Warrant is so exercised.

5.   **Issuance of Shares; Authorization; Listing**. Certificates for Shares issued upon exercise of this Warrant will be issued in the name of the Warrantholder and will be delivered to such person within a reasonable time, not to exceed three business days after the date on which this Warrant has been duly exercised in accordance with the terms of this Warrant. The Company hereby represents and warrants that any Shares issued upon the exercise of this Warrant in accordance with the provisions of Section 3 will, be duly and validly authorized and issued, fully paid and nonassessable and free from all taxes, liens and charges (other than liens or charges created by the Warrantholder or taxes in respect of any transfer occurring contemporaneously therewith). The Company agrees that the Shares so issued will be deemed to have been issued to the Warrantholder as of the close of business on the date on which this Warrant, the Notice of Exercise and payment of the Exercise Price are delivered to the Company in accordance with the terms of this Warrant, notwithstanding that the stock transfer books of the Company may then be closed or certificates representing such Shares may not be actually delivered on such date. The Company will at all times reserve and keep available, out of its authorized but unissued Common Stock, solely for the purpose of providing for the exercise of this Warrant, the aggregate number of shares of Common Stock issuable upon exercise of this Warrant. The Company will (A) procure,

at its sole expense, the listing of the Shares and other securities issuable upon exercise of this Warrant, subject to issuance or notice of issuance on all stock exchanges on which the Common Stock are then listed or traded and (B) maintain the listing of such Shares after issuance. The Company will use commercially reasonable efforts to ensure that the Shares may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which the Shares are listed or traded.

6. **No Fractional Shares or Scrip**. No fractional Shares or scrip representing fractional Shares shall be issued upon any exercise of this Warrant. In lieu of any fractional Share to which the Warrantholder would otherwise be entitled, the Warrantholder shall be entitled to receive a cash payment equal to the Market Price of the Common Stock less the Exercise Price for such fractional share.

7. **No Rights as Shareholders; Transfer Books**. This Warrant does not entitle the Warrantholder to any voting rights or other rights as a stockholder of the Company prior to the date of exercise hereof. The Company will at no time close its transfer books against transfer of this Warrant in any manner which interferes with the timely exercise of this Warrant.

8. **Charges, Taxes and Expenses**. Issuance of certificates for Shares to the Warrantholder upon the exercise of this Warrant shall be made without charge to the Warrantholder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company.

9. **Transfer/Assignment**.

(A) Subject to compliance with clause (B) of this Section 9, and only with the prior written consent of the Company, this Warrant and all rights hereunder are transferable, in whole but not in part, upon the books of the Company by the registered holder hereof in person or by duly authorized attorney to an Affiliate of the Warrantholder, and a new warrant shall be made and delivered by the Company, of the same tenor and date as this Warrant but registered in the name of the transferee, upon surrender of this Warrant, duly endorsed, to the office or agency of the Company described in Section 2. All expenses (other than stock transfer taxes) and other charges payable in connection with the preparation, execution and delivery of the new warrants pursuant to this Section 8 shall be paid by the Warrantholder.

(B) Notwithstanding the foregoing, this Warrant and any rights hereunder, and any Shares issued upon exercise of this Warrant, shall be subject to the applicable restrictions as set forth in Article II of the Investor Rights Agreement.

(C) If and for so long as required by the Investment Agreement, this Warrant shall contain a legend as set forth in Section 5.1 of the Investment Agreement.

10. **Exchange and Registry of Warrant**. This Warrant is exchangeable, upon the surrender hereof by the Warrantholder to the Company, for a new warrant of like tenor and representing the right to purchase the same aggregate number of Shares. The Company shall maintain a registry showing the name and address of the Warrantholder as the registered holder of this Warrant. This Warrant may be surrendered for exchange or exercise, in accordance with its

terms, at the office of the Company, and the Company shall be entitled to rely in all respects, prior to written notice to the contrary, upon such registry.

11. **Loss, Theft, Destruction or Mutilation of Warrant**. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in the case of any such loss, theft or destruction, upon receipt of an indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company shall make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same aggregate number of Shares as provided for in such lost, stolen, destroyed or mutilated Warrant.

12. **Saturdays, Sundays, Holidays, etc.** If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a business day, then such action may be taken or such right may be exercised on the next succeeding day that is a business day.

13. **Adjustments and Other Rights**. The Exercise Price and the number of Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as follows; *provided* that no single event shall be subject to adjustment under more than one subsection of this Section 13 so as to result in duplication:

> (A)　Common Stock Issued at Less than the Exercise Price.

> (i)　If prior to the Expiration Time, the Warrantholder has not exercised this Warrant in accordance with the terms set forth in Section 2 and the Company issues or sells, or agrees to issue or sell, Common Stock other than Excluded Stock for consideration per share (the "*New Issuance Price*") less than the Exercise Price in effect immediately prior to the issuance or sale of such Common Stock, the Exercise Price in effect immediately prior to each such issuance or sale shall forthwith (except as otherwise provided in this subsection 13(A)) be adjusted to a price determined by multiplying the Exercise Price by a fraction, (i) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to subsection 13(A)(ii)(3)(a) or (b)) plus the number of shares of Common Stock that the aggregate consideration received by the Company for such issuance would purchase at the Exercise Price; and (ii) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to subsection 13(A)(ii)(3)(a) or (b)) plus the number of shares of such issuance or sale. In addition, in such event, the number of Shares issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment and (2) the Exercise Price in effect immediately prior to the issuance or sale giving rise to this adjustment, by (y) the new Exercise Price determined in accordance with the immediately preceding sentence.

(ii)   For the purposes of any adjustment of the Exercise Price and the number of Shares issuable upon exercise of this Warrant pursuant to this Section 13(A), the following provisions shall be applicable:

(1)   In the case of the issuance or sale of Common Stock for cash, the amount of the consideration received by the Company shall be deemed to be the amount of the gross cash proceeds received by the Company for such securities before deducting therefrom any discounts or commissions allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof.

(2)   In the case of the issuance or sale of Common Stock (otherwise than upon the conversion of shares of Capital Stock or other securities of the Company) for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair value thereof as reasonably determined by the Board of Directors on an informed and good faith basis, before deducting therefrom any discounts or commissions allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof.

(3)   In the case of the issuance of (i) options, warrants or other rights to purchase or acquire Common Stock (whether or not at the time exercisable) or (ii) securities by their terms convertible into or exchangeable for Common Stock (whether or not at the time so convertible or exchangeable) or options, warrants or rights to purchase such convertible or exchangeable securities (whether or not at the time exercisable):

(a)   The aggregate maximum number of securities deliverable upon exercise of such options, warrants or other rights to purchase or acquire Common Stock shall be deemed to have been issued at the time such options, warrants or rights are issued and for a consideration equal to the consideration (determined in the manner provided in Section 13(A)(i)), if any, received by the Company upon the issuance or sale of such options, warrants or rights plus the minimum purchase price provided in such options, warrants or rights for the Common Stock covered thereby.

(b)   The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities, or upon the exercise of options, warrants or other rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof, shall be deemed to have been issued at the time such securities were issued or such options, warrants or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options, warrants or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration (in each case, determined in the manner provided in Section 13(A)(i) and (ii)), if any, to be received by the Company upon the conversion or exchange of such securities, or upon the exercise of any related options, warrants or rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof.

(c)   On any change in the number of shares of Common Stock deliverable upon exercise of any such options, warrants or rights or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the Company upon such exercise, conversion or exchange, but excluding changes resulting from the anti-dilution provisions thereof (to the extent comparable to the anti-dilution provisions contained herein), the Exercise Price and the number of Shares issuable upon exercise of this Warrant as then in effect shall forthwith be readjusted to such Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance or sale of such options, warrants or rights not exercised prior to such change, or of such convertible or exchangeable securities not converted or exchanged prior to such change, upon the basis of such change.

(d)   On the expiration or cancellation of any such options, warrants or rights (without exercise), or the termination of the right to convert or exchange such convertible or exchangeable securities (without exercise), if the Exercise Price and the number of Shares issuable upon exercise of this Warrant shall have been adjusted upon the issuance or sale thereof, the Exercise Price and the number of Shares issuable upon exercise of this Warrant shall forthwith be readjusted to such Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance or sale of such options, warrants, rights or such convertible or exchangeable securities on the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options, warrants or rights, or upon the conversion or exchange of such convertible or exchangeable securities.

(e)   If the Exercise Price and the number of Shares issuable upon exercise of this warrant shall have been adjusted upon the issuance or sale of any such options, warrants, rights or convertible or exchangeable securities, no further adjustment of the Exercise Price and the number of Shares issuable upon exercise of this Warrant shall be made for the actual issuance of Common Stock upon the exercise, conversion or exchange thereof; *provided, however*, that no increase in the Exercise Price or reduction in the number of Shares issuable upon exercise of this Warrant shall be made pursuant to subclauses (a) or (b) of this Section 13(A)(ii)(3).

(B)   Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (i) declare a dividend or make a distribution on its Common Stock in shares of Common Stock, (ii) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify the outstanding Common Stock into a smaller number of shares, the number of Shares issuable upon exercise of this Warrant at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the Warrantholder after such date shall be entitled to purchase the number of shares of Common Stock which such holder would have owned or been entitled to receive after such date had this Warrant been exercised immediately prior to such date. In such event, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment and (2) the Exercise Price in effect immediately prior to the issuance giving rise to this adjustment by (y) the new number of Shares issuable upon exercise of the Warrant determined pursuant to the immediately preceding sentence.

(C)   Other Distributions. In case the Company shall fix a record date for the making of a distribution to all holders of shares of its Common Stock (i) of shares of any class other than its Common Stock, (ii) of evidence of indebtedness of the Company or any Company Subsidiary, (iii) of assets (excluding Ordinary Cash Dividends, and dividends or distributions referred to in Section 13(B)), or (iv) of rights or warrants (excluding those referred to in Section 13(B)), in each such case, the Exercise Price in effect prior thereto shall be reduced immediately thereafter to the price determined by dividing (x) an amount equal to the difference resulting from (1) the number of shares of Common Stock outstanding on such record date multiplied by the Exercise Price per Share on such record date, less (2) the fair market value (as reasonably determined by the Board of Directors) of said shares or evidences of indebtedness or assets or rights or warrants to be so distributed, by (y) the number of shares of Common Stock outstanding on such record date; such adjustment shall be made successively whenever such a record date is fixed. In such event, the number of Shares issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment, and (2) the Exercise Price in effect immediately prior to the issuance giving rise to this adjustment by (y) the new Exercise Price determined in accordance with the immediately preceding sentence. In the event that such distribution is not so made, the Exercise Price and the number of Shares issuable upon exercise of this Warrant then in effect shall be readjusted, effective as of the date when the Board of Directors determines not to distribute such shares, evidences of indebtedness, assets, rights or warrants, as the case may be, to the Exercise Price that would then be in effect and the number of Shares that would then be issuable upon exercise of this Warrant if such record date had not been fixed.

(D)   Certain Repurchases of Common Stock. In case the Company effects a Pro Rata Repurchase of Common Stock, then the Exercise Price shall be reduced to the price determined by multiplying the Exercise Price in effect immediately prior to the effective date of such Pro Rata Repurchase by a fraction of which the numerator shall be (i) the product of (x) the number of shares of Common Stock outstanding immediately before such Pro Rata Repurchase and (y) the Market Price of a share of Common Stock on the trading day immediately preceding the first public announcement by the Company or any of its Affiliates of the intent to effect such Pro Rata Repurchase, minus (ii) the aggregate purchase price of the Pro Rata Repurchase, and of which the denominator shall be the product of (i) the number of shares of Common Stock outstanding immediately prior to such Pro Rata Repurchase minus the number of shares of Common Stock so repurchased and (ii) the Market Price per share of Common Stock on the trading day immediately preceding the first public announcement of such Pro Rata Repurchase. In such event, the number of shares of Common Stock issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment, and (2) the Exercise Price in effect immediately prior to the Pro Rata Repurchase giving rise to this adjustment by (y) the new Exercise Price determined in accordance with the immediately preceding sentence.

(E)   Business Combinations. In case of any Business Combination or reclassification of Common Stock (other than a reclassification of Common Stock referred to in Section 13(B)), any Shares issued or issuable upon exercise of this Warrant after the date of such Business Combination or reclassification, shall upon exercise of this Warrant be exchanged for the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such Business Combination or reclassification) upon exercise of this Warrant immediately prior to such Business Combination or reclassification would have been entitled upon such Business Combination or reclassification. In determining the kind and amount of stock, securities or the property receivable upon consummation of such Business Combination, if the holders of Common Stock have the right to elect the kind or amount of consideration receivable upon consummation of such Business Combination, then the Warrantholder shall have the right to make a similar election upon exercise of this Warrant with respect to the number of shares of stock or other securities or property which the Warrantholder will receive upon exercise of this Warrant.

(F)   Rounding of Calculations; Minimum Adjustments. All calculations under this Section 13 shall be made to the nearest one-tenth (1/10th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be. Any provision of this Section 13 to the contrary notwithstanding, no adjustment in the Exercise Price or the number of Shares into which this Warrant is exercisable shall be made if the amount of such adjustment would be less than $0.01 or one-tenth (1/10th) of a share of Common Stock, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or 1/10th of a share of Common Stock, or more.

(G)   Timing of Issuance of Additional Common Stock Upon Certain Adjustments. In any case in which the provisions of this Section 13 shall require that an adjustment shall become effective immediately after a record date for an event, the Company may defer until the occurrence of such event (i) issuing to the Warrantholder of this Warrant exercised after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such exercise by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such exercise before giving effect to such adjustment and (ii) paying to such Warrantholder any amount of cash in lieu of a fractional share of Common Stock; *provided, however,* that the Company upon request shall deliver to such Warrantholder a due bill or other appropriate instrument evidencing such Warrantholder's right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.

(H)   Statement Regarding Adjustments. Whenever the Exercise Price or the number of Shares into which this Warrant is exercisable shall be adjusted as provided in Section 13, the Company shall forthwith file at the principal office of the Company a statement showing in reasonable detail the facts requiring such adjustment and the Exercise Price that shall be in effect and the number of Shares into which this Warrant shall be exercisable after such adjustment, and the Company shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to the Warrantholder at the address appearing in the Company's records.

(I)   Notice of Adjustment Event. In the event that the Company shall propose to take any action of the type described in Section 13(B) or (C) (but only if the action of the type described in Section 13(B) or (C) would result in an adjustment in the Exercise Price or the number of Shares into which this Warrant is exercisable or a change in the type of securities or property to be delivered upon exercise of this Warrant), the Company shall give notice to the Warrantholder, in the manner set forth in Section 13(H), which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of this Warrant. In the case of any action which would require the fixing of a record date, such notice shall be given at least 10 days prior to the date so fixed, and in case of all other action, such notice shall be given at least 15 days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

(J)   Proceedings Prior to Any Action Requiring Adjustment. As a condition precedent to the taking of any action which would require an adjustment pursuant to this Section 13, the Company shall take any action which may be necessary, including obtaining regulatory, New York Stock Exchange or stockholder approvals or exemptions, in order that the Company may thereafter validly and legally issue as fully paid and nonassessable all shares of Common Stock that the Warrantholder is entitled to receive upon exercise of this Warrant pursuant to this Section 13.

(K)   Adjustment Rules. Any adjustments pursuant to this Section 13 shall be made successively whenever an event referred to herein shall occur. If an adjustment in Exercise Price made hereunder would reduce the Exercise Price to an amount below par value of the Common Stock, then such adjustment in Exercise Price made hereunder shall reduce the Exercise Price to the par value of the Common Stock.

14. **Governing Law**.

(A)   This Warrant shall be binding upon any successors or assigns of the Company. This Warrant shall constitute a contract under the laws of Delaware and for all purposes shall be construed in accordance with and governed by the laws of Delaware, without giving effect to the conflict of laws principles.

(B)   Each of the Company and the Warrantholder hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or, if no such state court has proper jurisdiction, the Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Warrant or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Company and the Warrantholder hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware Court of Chancery court or, if no such state court has proper jurisdiction, then in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware Court of Chancery or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware Court of Chancery or Federal court. Each of the Company and the Warrantholder hereby agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Company and the Warrantholder irrevocably consents to service of process in the manner provided for notices in Section 16. Nothing in this Warrant will affect the right of the Company or the Warrantholder to serve process in any other manner permitted by law. Each of the Company and the Warrantholder agrees not to commence any legal proceedings relating to or arising out of this Warrant or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

15.   **Amendments**. No amendment or waiver of any provision of this Warrant will be effective with respect to any party unless made in writing and signed by an officer of a duly authorized representative of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

16.   **Notices**. Any notice, request, instruction or other document to be given hereunder will be in writing and will be deemed to have been duly given (A) on the date of delivery if delivered personally or by telecopy or facsimile, upon confirmation of receipt, (B) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (C) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the party to be notified at the address indicated below for the Company, or at the address for the Warrantholder set forth in the registry maintained by the Company pursuant to Section 10, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

> If to the Company: Gottschalks Inc.
> 7 River Park Place East
> Fresno, California 93729
> Attention: James R. Famalette
>   Chairman and Chief Executive Officer
> Facsimile: (559) 434-4800

      17.   **Prohibited Actions**. The Company agrees that it will not take any action which would entitle the Warrantholder to an adjustment of the Exercise Price if the total number of shares of Common Stock issuable after such action upon exercise of this Warrant, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon the exercise of all outstanding options, warrants, conversion and other rights, would exceed the total number of shares of Common Stock then authorized by its Certificate of Incorporation.

      18.   **Entire Agreement**. This Warrant and the forms attached hereto, together with the Investor Rights Agreement and the Investment Agreement, constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer.

Dated: _____


GOTTSCHALKS INC.


By: _____

      Name: _____
      Title: _____

Attest:

By: _____

      Name: _____
      Title: _____

Exhibit B

<u>EXHIBIT A</u>

[Form of Notice of Exercise]

Date: _____

TO: Gottschalks Inc.

RE: Election to Subscribe for and Purchase Common Stock

The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby agrees to subscribe for and purchase the number of shares of the Common Stock set forth below covered by such Warrant. In connection therewith, the undersigned hereby certifies to the Company that, as of the date hereof, the undersigned, if other than Everbright, has provided all documentation requested by the Company to prove that the undersigned is an Affiliate of Everbright.

The undersigned, in accordance with Section 3 of the Warrant, hereby agrees to pay the aggregate Exercise Price for such shares of Common Stock in the manner set forth below.

Number of Shares of Common Stock: _____

**Method of Payment of Exercise
Price (check one):**   ☐ Certified or Cashier's Check
                                         ☐ Wire Transfer

WARRANTHOLDER

By: _____

Name: _____
Title: _____

Exhibit C

EXHIBIT C

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this "*Agreement*") is dated as of _____, 2008 (the "*Effective Date*") by and among Gottschalks Inc., a Delaware corporation (the "*Company*"), Everbright Development Overseas Securities Ltd. d/b/a Everbright Development Overseas, Ltd., a British Virgin Islands corporation (together with any of its permitted assignees pursuant to the Investment Agreement ("*Everbright*"), and _____, as escrow agent hereunder (the "*Escrow Agent*").

RECITALS:

A.   Everbright and the Company have entered into that certain Investment Agreement dated as of November 20, 2008 (the "*Investment Agreement*"), which, among other matters, provides for the sale by the Company and the purchase by Everbright of certain shares of common stock, par value $0.01 per share, of the Company (the "*Common Stock*") at the price of $1.80 per share. The Escrow Agent (i) has not received a copy of, (ii) has not reviewed, (iii) is not a party to, and (iv) will not be held responsible under the terms of the Investment Agreement.

B.   In connection with the forgoing, and pursuant to Article 1 of the Investment Agreement, Everbright and the Company have agreed that at the closing of the Investment Agreement (the "*Closing*"), the Company shall deposit with the Escrow Agent on behalf of Everbright a total of 29,444,444 shares of Common Stock (such shares of Common Stock, the "*Escrow Company Stock*").

C.   The Escrow Company Stock shall be held by the Escrow Agent subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises, mutual agreements and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, and intending to be legally bound hereby, the parties hereto covenant and agree as follows:

ARTICLE 1
ESTABLISHMENT AND MAINTENANCE OF ESCROW FUND

1.1   Appointment. Everbright and the Company hereby appoint the Escrow Agent as their escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein.

1.2   Escrow Company Stock. At the Closing, the Company agrees to cause to be deposited with the Escrow Agent on behalf of Everbright, (1) the Escrow Company Stock, and (2) one or more share certificates (each, an "*Escrow Company Stock Certificate*"), representing the Escrow Company Stock acquired by Everbright upon the terms of the Investment Agreement and deposited by the Company with the Escrow Agent pursuant to this Agreement.

Exhibit C

1.3   Escrow Fund. The Escrow Company Stock Certificates, the Escrow Company Stock represented thereby, and any earnings, dividends or other distributions attributable thereto (whether payable in cash, stock, property or any combination thereof) (collectively the "*Escrow Fund*"), shall be held in escrow and administered by the Escrow Agent pursuant the terms of this Agreement.

1.4   Management of Escrow Fund. During the term of this Agreement, any earnings, dividends or other distributions attributable to the Escrow Company Stock shall be become part of the Escrow Fund and shall be held and administered by the Escrow Agent pursuant to the terms of this Agreement. Periodic statements will be provided to Everbright and the Company reflecting the Escrow Company Stock and any earnings, dividends or other distributions attributable thereto. The Escrow Agent shall have no liability for any loss sustained as a result of any actions made pursuant to the instructions of the parties hereto that are delivered in accordance with the terms of this Agreement. Receipt of the Escrow Company Stock Certificates and the Escrow Company Stock represented thereby shall be confirmed by Escrow Agent as soon as practicable by account statement to Everbright and the Company, and any discrepancies in any such account statement shall be noted by any party hereto to the Escrow Agent within 30 calendar days after receipt thereof.

1.5   Agreement to Vote the Escrow Company Stock.

(a)   *Stockholder Voting Report.* At all times during the term of this Agreement, whenever a matter is to be voted upon by the holders of the Common Stock, whether at an annual or special meeting of the Company's stockholders or by written consents thereof, the Company shall, with respect to such matter, conduct an initial tally of all proxies or written consents received by the Company from holders of Common Stock as of the date of such stockholders' meeting or the effective date of such written consents, as applicable. Promptly upon completion of such initial tally, the Company shall deliver to the Escrow Agent, with a copy to Everbright, a written voting report certified by an authorized officer of the Company and indicating, as of the date of such initial tally, the proportional breakdown of the percentage of shares of Common Stock voting by proxy or by written consent in favor of such matter, and the percentage of shares of Common Stock voting by proxy or by written consent against such matter (such proportional breakdown, the "*Percentage Split*").

(b)   *Grant of Proxy.* With respect to any matter that is to be voted upon by the holders of the Common Stock during the term of this Agreement, whether at an annual or special meeting of the Company's stockholders or by written consents thereof, Everbright and the Company hereby grant to the Escrow Agent an irrevocable proxy (the "*Proxy*") to vote, and the Escrow Agent hereby agrees to vote, the shares of Escrow Company Stock and all other Common Stock held in the Escrow Fund pro rata in favor of or against such matter in proportion to the Percentage Split identified by the Company with respect to such matter pursuant to Section 1.5(a). As an example, if the Percentage Split identified by the Company with respect to a matter reflects that, as of the date of calculation of such Percentage Split, 20% of the shares of Common Stock for which the Company received a proxy or written consent voted in favor of such matter, and the remaining 80% of the shares of Common Stock for which the Company received a proxy or written consent voted against such matter, the Escrow Agent shall vote 20% of the shares of the Escrow Company Stock and all other Common Stock then held in the Escrow Fund in favor

Exhibit C

of such matter, and 80% of the shares of the Escrow Company Stock and all other Common Stock then held in the Escrow Fund against such matter. This Proxy is coupled with an interest and until this Agreement is terminated pursuant to Section 2.4 hereof is irrevocable. Upon execution of this Agreement by the parties hereto, each of Everbright and the Company hereby revoke any and all other proxies (other than the Proxy) given with respect to the Escrow Company Shares. Everbright and the Company each agree not to enter into any other agreement or commitment the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Section 1.5, and Everbright and the Company shall execute any documents or certificates evidencing the Proxy as any of the parties hereto may reasonably request.

1.6   Ownership for Tax Purposes; Tax Distributions. For purposes of any taxes based on income, Everbright shall (a) be treated as the owner of any and all income that is earned on or derived from the Escrow Fund as Everbrights's income in the taxable year or years in which such income is properly includible, and (b) report and pay any taxes attributable thereto. The Escrow Agent shall report such income to Everbright and, as required by applicable law, to federal and other tax authorities, and withhold any taxes as may be required by any applicable law or regulation in effect at the time of any distribution pursuant to Article 2 below.

ARTICLE 2
RELEASE OF ESCROW FUND; REPORTING REQUIREMENTS; PERFORMANCE REQUIREMENTS

2.1   Release of Escrow Fund.

(a)   In the event that the Escrow Agent receives a Release Direction (as defined in Section 2.3(b) below) prior to the 180th day following December 31, 2010 and delivered in accordance with the procedures set forth in Section 2.3(b) or (c), the Escrow Agent shall release and transfer the Escrow Fund to Everbright, including (i) all Escrow Company Stock Certificates representing the Escrow Company Stock, and (ii) all earnings, dividends or other distributions attributable thereto, with such release and transfer to occur no later than 30 days following the Escrow Agent's receipt of such Release Direction.

(b)   In the event that the Escrow Agent does not receive a Release Direction prior to the 180th day following December 31, 2010, the Escrow Agent shall thereafter promptly release and transfer the Escrow Fund to the Company, including (i) all Escrow Company Stock Certificates representing the Escrow Company Stock, and (ii) all earnings, dividends or other distributions attributable thereto.

2.2   Reporting Requirements.

(a)   *Annual Reports.* Within 60 days after the end of each fiscal year of Everbright Asia Limited, a British Virgin Islands corporation ("*Everbright Asia*") that begins on or prior to December 31, 2010, the Company shall deliver to Everbright audited financial statements of Everbright Asia for such fiscal year, including an audited balance sheet of Everbright Asia as of the end of such fiscal year and the related statements of income and cash flows for such fiscal year, all in reasonable detail and accompanied by a report thereon of the

Exhibit C

Company's independent auditors as to such financial statements representing fairly the financial position of Everbright Asia as of the dates indicated and the results of its operations and cash flows for the periods indicated in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto).

(b)   *Quarterly Reports.* Within 30 days after the end of each fiscal quarter of Everbright Asia that begins on or prior to December 31, 2010, the Company shall deliver to Everbright unaudited financial statements of Everbright Asia for such fiscal quarter, including an unaudited balance sheet of Everbright Asia as of the end of such fiscal quarter and the related statements of income and cash flows for such fiscal quarter and for the period from the beginning of the then-current fiscal year to the end of such fiscal quarter, in each case, prepared in accordance with GAAP applied on a consistent basis (except for normal and recurring year-end adjustments made in accordance with GAAP).

(c)   *Monthly Reports*. Within 30 days after the end of each calendar month that begins prior to December 31, 2010, the Company shall deliver to Everbright a reasonably detailed report, prepared in accordance with GAAP applied on a consistent basis, setting forth the Pre-Tax Income (as defined in the Investment Agreement) generated by Everbright Asia during such month.

2.3   Performance Requirements.

(a)   In the event that any of the periodic reports provided by the Company pursuant to Section 2.2 indicate that Everbright Asia has met the performance requirement set forth in Section 1.2(b)(1) of the Investment Agreement (the "*Performance Target*"), Everbright may issue to the Company a request that the Escrow Fund be release from escrow and delivered by the Escrow Agent to Everbright (a "*Release Request*"). The Release Request shall provide such information or calculations, in each case based upon the periodic reports provided by the Company pursuant to Section 2.2, as is reasonably necessary to indicate that Everbright Asia has met the Performance Target. Upon receipt of a Release Request, the Company shall promptly confirm receipt thereof.

(b)   Within 30 days following the Company's receipt of a Release Request, the Company shall notify Everbright as to whether the Company approves the Release Request or rejects the Release Request on the basis of a disagreement with the information or calculations set forth therein indicating that the Performance Target has been met. During such 30 day period, the Company may conduct an internal audit of Everbright Asia's performance. Everbright shall at all times cooperate fully with the Company during the conduct of such internal audit and promptly provide the Company with reasonable access to any files, books, records, work papers, personnel and offices of Everbright Asia then held by or under the control of Everbright. In the event that the Company approves of the Release Request, the Company shall promptly provide to the Escrow Agent a written direction to release the Escrow Fund to Everbright pursuant to Section 2.1(a) (a "*Release Direction*"), attaching a copy of the applicable Release Request. Concurrently therewith, the Company shall also provide a copy of such Release Direction to Everbright. No later than 30 days following receipt of the Release Direction, the Escrow Agent shall release and transfer the Escrow Fund to Everbright.

Exhibit C

(c)	In the event that the Company rejects the Release Request on the basis of a disagreement with the information or calculations set forth therein indicating that the Performance Target has been met, it shall notify Everbright and the Company and Everbright shall thereafter negotiate in good faith to reach an agreement during the 40 day period following the date of the disputed Release Request as to whether, based upon the periodic reports provided by the Company pursuant to Section 2.2, the Performance Target has been met by Everbright Asia. If the Company and Everbright cannot reach an agreement within such 40 day period, Everbright may by written notice to the Company request that the performance of Everbright Asia be reviewed by an independent third-party auditor, which shall be an accounting firm of internationally recognized stature. Everbright and the Company will promptly mutually agree upon the selection of such independent third-party auditor (the "*Auditor*"), who shall promptly review the performance of Everbright Asia in relation to the Performance Target and thereafter provide to Everbright and the Company, within 30 days following the date of the Auditor's appointment, a written report indicating whether Everbright Asia has met the Performance Target (the "*Audit Report*"). Everbright and the Company agree that the Auditor's decision as to whether such Performance Target has been met shall be final and binding upon Everbright and the Company. The Company shall at all times cooperate fully with the Auditor and promptly provide the Auditor with reasonable access to the files, books, records, work papers, personnel and offices of Everbright Asia to the extent reasonably necessary for the Auditor to evaluate the performance of Everbright Asia. Everbright shall pay all fees, charges, expenses and other costs associated with the engagement of the Auditor, including all costs associated with the preparation and delivery of the Audit Report. In the event that the Audit Report indicates that Everbright Asia has met the Performance Target, the Company shall within 10 days of the receipt of the Audit Report, issue a Release Direction to the Escrow Agent, with a copy thereof to Everbright.

2.4	Termination. Upon delivery of the Escrow Fund by the Escrow Agent pursuant to Section 2.1, this Agreement shall terminate, subject to the provisions of Section 3.4, and the Escrow Agent shall be relieved of any and all further obligations and released from any liability under this Agreement.

ARTICLE 3
ESCROW AGENT

3.1	Generally. The Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. The Escrow Agent shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement. The Escrow Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines that any Escrow Agent's gross negligence or willful misconduct was the primary cause of any loss to Everbright or the Company. The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through agents or attorneys and may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow

Exhibit C

Agent shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such counsel, accountants or other professionals. In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto, or any third party, which, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to (a) refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be directed otherwise in writing by all of the other parties hereto or by a final order or judgment of a court of competent jurisdiction or final arbitration award, or (b) interplead the matter of this escrow into a court of competent jurisdiction in the State of Delaware and, in such event, the Escrow Agent will be relieved of and discharged from any and all obligations and liabilities under this Agreement. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect, punitive or consequential losses or damages of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such losses or damages and regardless of the form of action. For the avoidance of doubt, the Escrow Agent shall have no liability with respect to any provisions of this Agreement which set forth obligations or limitations of liability that the other parties to this Agreement have with each other, without regard to any action to be taken by or refrained from by the Escrow Agent. The Escrow Agent shall have no obligation to investigate, inquire, examine or assist in any manner whatsoever, the parties' compliance with the terms of this Agreement that incorporate by reference provisions of the Investment Agreement that apply to the other parties' obligations or limitations of liability to each other that do not relate to obligations of the Escrow Agent under this Agreement. Furthermore, the Escrow Agent shall not be required to take any action hereunder involving any expense unless the payment of such expense is made or provided for in a manner reasonably satisfactory to it.

3.2   Succession. The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving at least 30 days' advance notice in writing of such resignation to the other parties hereto specifying a date when such resignation shall take effect. The Escrow Agent may also be removed, with or without cause, by Everbright and the Company at any time by the giving of at least 30 days' prior written notice to Escrow Agent. Such resignation or removal shall take effect upon the appointment of a successor Escrow Agent as provided herein below. Upon any such notice of resignation or removal, Everbright and the Company jointly shall appoint a successor Escrow Agent hereunder, which shall be a commercial bank or trust company headquartered in the United States of America that holds assets in excess of one billion dollars ($1,000,000,000). Any corporation or association into which the Escrow Agent may be merged or which it may be consolidated, shall be the Escrow Agent under this Agreement without further act. The Escrow Agent's sole responsibility after such 30-day notice period expires shall be to hold the Escrow Fund (without any obligation to reinvest the same) and to deliver the same to a designated substitute escrow agent, if any, or in accordance with the directions of a final order or judgment of a court of competent jurisdiction or final arbitration award, at which time of delivery the Escrow Agent's obligations hereunder shall cease and terminate. If the parties have failed to appoint a successor escrow agent within 60 days following receipt of the notice of resignation, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon all of the parties hereto.

Exhibit C

3.3   Fees. Everbright and the Company, respectively, shall each pay 50% of the (a) compensation to the Escrow Agent for the services to be rendered hereunder, which, unless otherwise agreed in writing by each of the parties hereto shall be described in Schedule 1 (Escrow Fees) attached hereto, and (b) reasonable out-of-pocket expenses paid or incurred by Escrow Agent in the administration of its duties hereunder including but not limited to reasonable attorneys fees and expenses.

3.4   Indemnity. Everbright and the Company shall jointly and severally indemnify, defend and save harmless the Escrow Agent and its directors, officers, agents and employees (the "*Indemnitees*") from all loss, liability or expense (including the fees and expenses of in house or outside counsel) arising out of or in connection with (a) the Escrow Agent's execution and performance of this Agreement, except in the case of any Indemnitee to the extent that such loss, liability or expense is due to the gross negligence or willful misconduct of such Indemnitee, or (b) its following any instructions or other directions from Everbright or the Partner Representative, except to the extent that its following any such instruction or direction is expressly forbidden by the terms hereof. The parties hereto acknowledge that the foregoing indemnities shall survive the resignation or removal of the Escrow Agent or the termination of this Agreement. The parties hereby grant the Escrow Agent a right of set-off against any assets or properties other than the Escrow Company Stock then held in the Escrow Fund for the payment of any claim for indemnification hereunder.

ARTICLE 4
DISCLOSURES AND COMMUNICATIONS

4.1   Account Opening Information/TINs. The Escrow Agent hereby provides the following important information about procedures for opening a new account:

For accounts opened in the US:

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When an account is opened, we will ask for information that will allow us to identify relevant parties.

TINs:

Upon execution of this Agreement, each of Everbright and the Company shall provide the Escrow Agent with a fully executed W-8 or W-9 IRS form, which shall include Everbrights' and the Company's TIN.

4.2   Records. Escrow Agent shall maintain accurate records of all transactions hereunder. Promptly after disbursement of the Escrow Fund pursuant to Section 2.4 hereof or Escrow Agent's resignation pursuant to Section 3.2 hereof, or as may reasonably be requested by Everbright or the Company from time to time before such termination, the Escrow Agent shall provide Everbright or the Company, as the case may be, with a complete copy of such records, certified by the Escrow Agent to be a complete and accurate account of all such transactions.

4.3   Notices. Any notice, request, instruction or other document to be given hereunder by any party to any other party will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally or by telecopy or facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

      (a)   If to the Escrow Agent:

                    Attention: _____
                    Facsimile: _____

      (b)   If to Everbright:

                    Everbright Development Overseas Securities Ltd.
                    110 Wall Street, 22nd Floor
                    New York, New York 10005-3198
                    Attention: Ms. Mi Wang, Chairman
                    Facsimile: (212) 943-2300

      (c)   If to the Company:

                    Gottschalks Inc.
                    7 River Park Place East
                    Fresno, California 93729
                    Attention: James R. Famalette
                                Chairman and Chief Executive Officer
                    Facsimile: (559) 434-4666

For the purposes of this Section 4.3, "*business day*" means any day, other than Saturday, Sunday or a United States federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York City time.

4.4   Security Procedures. In the event Escrow Fund transfer instructions (including any Release Direction) are given (other than in writing at the time of execution of this Agreement), whether in writing, by telecopier or otherwise, the Escrow Agent is authorized, but not obligated, to seek confirmation of such instructions by telephone call-back to the person or persons designated on Schedule 2 (Security Information) hereto, and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The Escrow Agent shall in no way be liable for any delay or failure to act resulting from the Escrow Agent's inability to verify any instructions. Each Escrow Fund transfer instruction shall be

Exhibit C

executed by an authorized signatory, a list of such authorized signatories is set forth on Schedule 2 (Security Information). The undersigned is authorized to certify that the signatories on Schedule 2 (Security Information) are authorized signatories. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. The Escrow Agent and the beneficiary's bank in any Escrow Fund transfer may rely solely upon any account numbers or similar identifying numbers provided by Everbright or the Company to identify (a) the beneficiary, (b) the beneficiary's bank, or (c) an intermediary bank. The Escrow Agent may apply any of the Escrow Fund, other than the Escrow Company Stock, for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary's bank or an intermediary bank designated. The parties to this Agreement acknowledge that these security procedures are commercially reasonable.

ARTICLE 5
MISCELLANEOUS

5.1   Amendment. The provisions of this Agreement may be waived, altered, amended or supplemented, in whole or in part, only by (a) a writing signed by Everbright, the Company and the Escrow Agent or (b) a waiver in accordance with Section 5.2.

5.2   Waiver. Any waiver of the terms or conditions hereof shall be made only by a written instrument executed and delivered by the party waiving compliance. Any waiver granted by Everbright or the Company shall be effective only if executed and delivered by a duly authorized executive officer thereof (as shown on Schedule 2 (Security Information) attached hereto). The failure of any party at any time or times to require performance of any provisions hereof shall in no manner affect the right to enforce the same. No waiver by any party of any term or condition, or the breach of any term or condition contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of any such term, condition or breach or a waiver of any other term, condition or the breach of any other term or condition.

5.3   Assignment. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their heirs, legatees, devisees, legal representatives, successors and permitted assigns. Neither this Agreement nor any right or interest hereunder may be assigned in whole or in part by any party, except as provided in Section 3.2, without the prior consent of the other parties.

5.4   Governing Law; Forum.

(a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the law of any other state.

(b)   Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or, if no such state court has proper jurisdiction, the Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising

Exhibit C

out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware Court of Chancery court or, if no such state court has proper jurisdiction, then in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware Court of Chancery or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware Court of Chancery or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 4.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law. Each party hereto agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

5.5   Force Majeure. No party to this Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Agreement because of, acts of God, fire, floods, strikes, equipment or transmission failure, or other causes reasonably beyond its control.

5.6   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All signatures of the parties to this Agreement may be transmitted by facsimile, and such facsimile will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces, and will be binding upon such party.

5.7   Compliance with Court Orders. In the event that any escrow property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the property deposited under this Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, which it is advised by legal counsel of its own choosing is binding upon it, and in the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the parties hereto or to any other person, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

5.8   No Third Party Beneficiaries. Nothing contained in this Agreement, expressed or implied, is intended to confer upon any person or entity other than the parties hereto, any benefit, right or remedy.

5.9   Time of the Essence. Time shall be of the essence in the performance of each and every term of this Agreement.

Exhibit C

5.10   Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

[*Remainder of page intentionally left blank*]

Exhibit C

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

EVERBRIGHT:

Everbright Development Overseas Securities Ltd. d/b/a Everbright Development Overseas, Ltd., a British Virgin Islands corporation

By: _____

　　　Name:
　　　Title:

COMPANY:

Gottschalks Inc., a Delaware corporation

By: _____

　　　Name:
　　　Title:

ESCROW AGENT:

_____

By: _____

Name: _____

Title: _____

Exhibit C

SCHEDULE 1
Escrow Fees

Exhibit C

SCHEDULE 2
Security Information

Telephone Number(s) and signature(s) for Call-Backs and
Person(s) Designated to give and confirm Funds Transfer Instructions

If to Everbright:

Name	Telephone Number	Signature

If to Company:

Name	Telephone Number	Signature

EXHIBIT D

ASSIGNMENT AND STOCK POWER
(Everbright Asia Stock)

FOR VALUE RECEIVED, Everbright Development Overseas Securities Ltd. d/b/a Everbright Development Overseas, Ltd., a British Virgin Islands corporation, hereby sells, assigns and transfers unto Gottschalks Inc., a Delaware corporation, all shares owned or held by it of Everbright Asia Limited, a corporation organized under the laws of the British Virgin Islands ("*Everbright Asia*"), standing in the name of the undersigned on the books of said Everbright Asia, including but not limited to one share of capital stock of Everbright Asia (the "*Everbright Asia Stock*"), which such Everbright Asia Stock constitutes the entire authorized, issued and outstanding capital stock of Everbright Asia, and hereby irrevocably constitutes and appoints _____, attorney to transfer the said such shares on the books of said Everbright Asia with full power of substitution in the premises.

Dated: _____, 2009

> **EVERBRIGHT DEVELOPMENT OVERSEAS SECURITIES LTD. d/b/a EVERBRIGHT DEVELOPMENT OVERSEAS, LTD.**
>
> By:_____
> Name:
> Title:

EXHIBIT E

CHARGE OVER BANK ACCOUNT

between

Everbright Development Overseas Securities Ltd.

and

Gottschalks Inc.

_____, 2008

Exhibit E

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

SCHEDULE 1   NOTICE TO ACCOUNT BANK

CHARGE OVER BANK ACCOUNT

This Charge Over Bank Account (this "**Deed**") is entered into on _____, 2008 between:

1.   Everbright Development Overseas Securities Ltd d/b/a Everbright Development Overseas Ltd., a company incorporated under the laws of the British Virgin Islands with registration number _____ and whose registered address is at _____ (**Company**"); and

2.   Gottschalks Inc., a Delaware corporation, of 7 River Park Place East, Fresno, California 93729 ("**Holder**").

WHEREAS:

A.   Pursuant to that certain Investment Agreement dated as of November 20, 2008 by and between Company and Holder (the "**Investment Agreement**"), (i) Holder, among other things, intends to sell to Company, and Company intends to purchase from Holder, as an investment in Holder, certain shares of common stock of Holder and certain warrants to purchase common stock of Holder, and (ii) Company, among other things, intends to transfer, assign, convey and deliver all of the issued and outstanding capital stock of Everbright Asia, Ltd., a British Virgin Islands corporation (the "**Everbright Asia Stock**") to Holder, and Holder intends to receive and accept the Everbright Asia Stock, all as further described therein.

B.   As provided in the Investment Agreement, Company is required to charge to Holder, by way of first fixed charge, all its right, title, interest and benefit, present or future, in each and every sum of money for the time being standing to the credit of the Charged Account, as a continuing security for the performance by Company of the Secured Obligations (as defined herein).

C.   As security for its obligations under the Investment Agreement, Company has agreed to charge its interests in the Charged Account to Holder.

NOW THIS DEED WITNESSES as follows:

1.   DEFINITIONS AND INTERPRETATION

1.1   Definitions. Except as otherwise defined, each capitalized term used herein shall have the meaning assigned to it in the Investment Agreement. As used in this Deed, the following terms, unless the context otherwise requires, shall have the meanings set forth below:

"**Account Bank**" means _____.

"**Business Day**" means a day (excluding Saturdays and Sundays) on which banks are open for business in Hong Kong.

"**Charge**" means any mortgage, charge, pledge, lien, encumbrance, right of set-off, hypothecation or other security interest or security arrangement of any kind.

"**Charged Account**" means the account (no._____) with the Account Bank and all sums now or hereafter deposited in such accounts and all additions to or renewals or replacements thereof (in whatever currency) and all interest or other sums which may accrue from time to time thereon.

"**Charged Property**" means all the assets, rights, benefits and interests charged to Holder pursuant to Clause 2 of this Deed.

"**Dissolution**" of a person includes the bankruptcy, insolvency, liquidation, amalgamation, reconstruction, reorganization, administrative or other receivership, or dissolution of that person, and any equivalent or analogous proceeding by whatever name known and in whatever jurisdiction, and any step taken (including, but without limitation, the presentation of a petition or the passing of a resolution) for or with a view to any of the foregoing.

"**Indemnitee**" has the meaning defined in Clause 11.1 of this Deed.

"**Secured Obligations**" means all obligations and liabilities of every nature of Company now or hereafter existing under or arising out of or in connection with the Investment Agreement, in each case together with all extensions or renewals thereof, whether for payments, transfers, indemnities, fees, expenses or otherwise, whether voluntary or involuntary, direct or indirect, absolute or contingent, liquidated or unliquidated, whether or not jointly owed with others, and whether or not from time to time decreased or extinguished and later increased, created or incurred, and all or any portion of such obligations or liabilities that are paid, to the extent all or any part of such payment is avoided or recovered directly or indirectly as a preference, fraudulent transfer or otherwise, and all obligations of every nature of Company now or hereafter existing under this Deed (including, without limitation, interest and other amounts that, but for the filing of a petition in bankruptcy with respect to Company, would accrue on such obligations, whether or not a claim is allowed against Company for such amounts in the related bankruptcy proceedings).

"**Termination Date**" means the date on which the Secured Obligations have been unconditionally discharged in full.

"**Transaction Documents**" has the meaning defined in the Investment Agreement.

1.2   Interpretation. In this Deed, unless the context requires otherwise, any reference to:

(a)   an "authorization" includes any approval, consent, licence, permit, franchise, permission, registration, resolution, direction, declaration and exemption;

(b)   "law" and/or "regulation" includes constitutional provisions, treaties, conventions, statutes, acts, laws, decrees, ordinances, subsidiary and subordinate legislation, orders, rules and regulations having the force of law and rules of civil and common law and equity;

(c)   an "order" includes any judgment, injunction, decree, determination or award of any court, arbitration or administrative tribunal;

(d)　a "person" includes any individual, company, body corporate or unincorporate or other juridical person, partnership, firm, joint venture or trust or any federation, state or subdivision thereof or any government or agency thereof;

(e)　a "company" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established; and

(f)　"tax" includes any tax, levy, duty, charge, impost, fee, deduction or withholding of any nature now or hereafter imposed, levied, collected, withheld or assessed by any taxing or other authority and includes any interest, penalty or other charge payable or claimed in respect thereof and "taxation" shall be construed accordingly.

1.3　Successors and Assigns. References herein to Company, Holder and the Account Bank shall, where the context permits, include their respective successors and permitted assigns and any person deriving title under them.

1.4　Miscellaneous. In this Deed, unless the context requires otherwise, references to statutory provisions shall be construed as references to those provisions as replaced, amended, modified or reenacted from time to time; words importing the singular include the plural and vice versa and words importing a gender include every gender; references to this Deed, the Investment Agreement shall be construed as references to such document as the same may be amended or supplemented from time to time in accordance with its terms. Clause headings are inserted for reference only and shall be ignored in construing this Deed. The words "include", "includes" and "including" are deemed to be followed by the phrase "without limitation".

2.　**CHARGE**

2.1　Charge.　In consideration of the undertakings of Holder pursuant to the Investment Agreement, Company hereby charges to Holder by way of first fixed charge all its right, title, interest and benefit, present or future, in each and every sum of money for the time being standing to the credit of the Charged Account, as a continuing security for the due and punctual payment and performance of the Secured Obligations.

2.2　Notice to Account Bank.　Company shall, forthwith upon the execution of this Deed, give notice of the charge hereunder to the Account Bank and shall cause the Account Bank to deliver an acknowledgement thereof to Holder, in the form set forth in Schedule 1 attached hereto.

2.3　Demands.　Demands may be made under and in accordance with this Deed from time to time and may be enforced irrespective of whether any steps or proceedings are or will be taken against Company or any other person to recover the indebtedness claimed under this Deed.

3.　**CONTINUING SECURITY**

3.1　Continuing Security.　This Deed shall be a continuing security and shall remain in full force and effect until the Termination Date, notwithstanding the insolvency or liquidation or any incapacity or change in the constitution or status of Company or any intermediate settlement of account or other matter whatsoever. This Deed is in addition to, and independent of, any charge, pledge, guarantee or other security or right or remedy now or at any time hereafter held by or available to Holder with respect to the Secured Obligations.

4. REPRESENTATIONS AND WARRANTIES

4.1 <u>Representations and Warranties</u>.   Company represents and warrants to Holder that:

(a)   it is a company duly incorporated with limited liability and validly existing under the laws of the British Virgin Islands, and has full power, authority and legal right to own its property and assets and to carry on its business;

(b)   it has full power, authority and legal right to enter into and engage in the transactions contemplated by this Deed and has taken or obtained all necessary corporate and other action to authorize the execution and performance of this Deed;

(c)   this Deed constitutes its legal, valid and binding obligations;

(d)   neither the execution of this Deed nor the performance by Company of any of its obligations or the exercise of any of its rights hereunder conflicts with or results in a breach of any law, regulation, judgment, order, agreement or obligation applicable to it or exceeds any limitation placed on it or the powers of its directors or results in the creation of or obliges Company to create a Charge in favour of any other person in respect of the Charged Property;

(e)   all authorizations required from any governmental or other authority or from any shareholders or creditors of Company for or in connection with the execution, validity and performance of this Deed have been obtained and are in full force and effect;

(f)   the Charged Account has been opened in the name of Company and is beneficially owned by Company free from any Charge other than that created hereunder; and

(g)   there is no litigation, administrative proceedings of or before any court, arbitral body or agency, which if adversely determined, might reasonably be expected to have a Material Adverse Effect, have been started or threatened against the Charged Property.

4.2 <u>Continuing Representation and Warranty</u>. The representations and warranties made in Clause 4.1 of this Deed are continuing representations and warranties, and shall be true and accurate with reference to the facts and circumstances as of the date hereof and subsisting from time to time.

5. UNDERTAKINGS

5.1 <u>Affirmative Undertakings</u>.   Company undertakes and agrees with Holder throughout the continuance of this Deed that, unless Holder otherwise agrees in writing, it shall promptly upon receipt thereof from the Account Bank, deliver to Holder copies of all deposit receipts or other evidence as to the amounts from time to time deposited in the Charged Account and copies of all statements showing the balance from time to time in the Charged Account.

5.2 <u>Negative Undertakings</u>. Company further undertakes with Holder that, unless Holder otherwise agrees in writing, it shall not:

       (a)   withdraw or be entitled to withdraw all or any part of the monies in the Charged Account;

       (b)   close or purport to close the Charged Account; and

       (c)   withdraw, assign, deal with or dispose of all or any part of the Charged Property.

6. ENFORCEMENT

6.1 <u>Enforcement of Security</u>. Notwithstanding other provisions hereof to the contrary, if Company fails to perform its obligations under the Investment Agreement and such failure is continuing, Holder may, at any time or times thereafter and without further notice or restriction, withdraw, transfer or otherwise dispose of all or any part of the monies in the Charged Account in or towards the payment or discharge of the Secured Obligations in such manner as Holder may think fit and, for this purpose, Holder may, at the expense of Company, convert all or any part of such monies into other currencies. The above provisions apply notwithstanding any other terms upon which such monies may have been deposited or that any such monies may have been deposited for a fixed period or be subject to a period of notice and that the fixed period or period of notice may not have expired or that notice may not have been given.

6.2 <u>New Account</u>. At any time following (i) Holder receiving notice (either actual or constructive) of any subsequent Charge affecting the Charged Property or (ii) the Dissolution of Company, Holder may open a new account in the name of Company (whether or not it permits any existing account to continue). If Holder does not open such a new account, it shall nevertheless be treated as if it had done so at the time when the notice was received or was deemed to have been received or, as the case may be, the Dissolution commenced. Thereafter, all payments made by Company to Holder or received by Holder for the account of Company shall be credited by Holder or treated as having been credited to the new account and shall not operate to reduce the amount secured by this Deed at the time when Holder received or was deemed to have received such notice or, as the case may be, the Dissolution commenced.

6.3 <u>Application of Receipts</u>. All monies received by Holder hereunder shall be applied in the following manner:

       (a)   in or towards satisfaction of any expenses, liabilities, losses, costs, duties, fees, charges or other monies as may have been paid or incurred by Holder in exercising any of the powers specified or otherwise referred to in this Deed;

       (b)   in or towards satisfaction any amounts in respect of the balance of the Secured Obligations as are then due and payable, whether or not by virtue of payment demanded, in such order of application as Holder shall deem fit; and

       (c)   the surplus (if any) shall be repaid to Company or whoever else may be entitled thereto.

6.4   Monies on Trust.   Company hereby covenants with Holder that in the event Company receives payment of any monies hereby charged, such monies shall be held in trust for Holder by Company.

6.5   Unrestricted Right of Enforcement.   This Deed may be enforced without Holder first having recourse to any other security or rights or taking any other steps or proceedings against Company or any other person or may be enforced for any balance due after resorting to any one or more other means of obtaining payment or discharge of the monies obligations and liabilities hereby secured.

7.   TAXES AND OTHER DEDUCTIONS

All sums payable by Company under this Deed shall be paid in full without set-off or counterclaim or any restriction or condition and free and clear of any tax or other deductions or withholdings of any nature. If Company or any other person is required by any law or regulation to make any deduction or withholding (on account of tax or otherwise) from any payment for the account of Holder, Company shall, together with such payment, pay such additional amount as will ensure that Holder receives (free and clear of any tax or other deductions or withholdings) the full amount which it would have received if no such deduction or withholding had been required.   Company shall promptly forward to Holder copies of official receipts or other evidence showing that the full amount of any such deduction or withholding has been paid over to the relevant taxation or other authority.

8.   COSTS, CHARGES, EXPENSES AND INTEREST

8.1   Costs, Charges and Expenses.   Company shall from time to time forthwith on demand pay to or reimburse Holder for all costs, charges and expenses (including legal and other fees on a full indemnity basis and all other out-of-pocket expenses) incurred by Holder in exercising any of its rights or powers hereunder or in suing for or seeking to recover any sums due hereunder or otherwise preserving or enforcing its hereunder or in defending any claims brought against it or them in respect of this Deed or in releasing or re-assigning this Deed upon payment of all monies hereby secured. All such costs, charges and expenses shall be secured by this Deed until full payment thereof.

8.2   Interest.   Company shall with respect to all monies payable under this Deed pay interest from the due date to the date of payment (as well after as before any demand or judgment and notwithstanding the liquidation of Company) at the rate of 8% per annum and such interest shall be compounded in the event of it not being punctually paid with monthly rests or as otherwise determined by Holder but without prejudice to the right of Holder to require payment of such interest and all such interest shall form part of the monies hereby secured.

9.   COMPANY'S LIABILITY

Notwithstanding anything herein contained or implied to the contrary, Company shall remain liable to perform all the obligations assumed by it in relation to the Charged Property and Holder shall not be under any obligations in any manner to perform or fulfill any of Company's obligation in respect of the Charged Property or to make any payment thereunder.

10. <u>INDEMNITY</u>

10.1   <u>General Indemnity</u>.   Company shall indemnify Holder and its respective officers, directors, employees, representatives, attorneys and agents (individually an "**Indemnitee**" and collectively "**Indemnitees**") against all losses, liabilities, damages, costs and expenses reasonably incurred by it or them in the execution or performance of the terms and conditions hereof and against all actions, proceedings, claims, demands, costs, charges and expenses which may be incurred, sustained or arise in respect of the non-performance or non-observance of any of the undertakings and agreements on the part of Company herein contained or in respect of any matter or thing done or omitted relating in any way whatsoever to the Charged Property; provided that no Indemnitee shall be indemnified pursuant to this Clause 10.1 for losses, liabilities or damages to the extent caused by the gross negligence or willful misconduct of such Indemnitee.

10.2   <u>Currency Indemnity</u>.   If an amount due to Holder from Company in one currency (the "**first currency**") is received by Holder in another currency (the "**second currency**"), Company's obligations to Holder in respect of such amount shall only be discharged to the extent that Holder may purchase the first currency with the second currency at the market rate in accordance with normal banking procedures. If the amount of the first currency which may be so purchased (after deducting any costs of exchange and any other related costs) is less than the amount so due, Company shall indemnify Holder against the shortfall. This indemnity shall be an obligation of Company independent of and in addition to its other obligations under this Deed.

10.3   <u>Payment and Security</u>.   Holder may retain and pay out of any money in Holder's hands all sums necessary to effect the indemnities contained in this Clause 10 and all sums payable by Company under this Clause 10 shall form part of the monies hereby secured.

11. <u>FURTHER ASSURANCE</u>

11.1   <u>Further Assurance</u>.   Company shall at any time and from time to time (whether before or after the security hereby created shall have become enforceable) promptly and duly execute such further legal or other mortgages, charges or assignments and do all such transfers, assurances, acts and things as Holder may, by written notice to Company, reasonably require over or in respect of the Charged Property to secure all monies, obligations and liabilities hereby covenanted to be paid or hereby secured or for the purposes of perfecting and completing any assignment of Holder's rights, benefits or obligations hereunder and the priority of the Charge hereby created.   Company shall also give all notices, orders and directions in respect of the Charged Property which Holder may reasonably require.

11.2   <u>Enforcement of Holder's Rights.</u>   At any time after an Event of Default has occurred and is continuing, Company shall do or permit to be done everything which Holder may from time to time require to be done for the purpose of enforcing Holder's rights hereunder and shall allow its name to be used as and when required by Holder for that purpose.

12.   POWER OF ATTORNEY

Company hereby irrevocably appoints Holder by way of security to be its attorney (with full power of substitution) and in its name or otherwise on its behalf and as its act and deed to sign, seal, execute, deliver, perfect and do all deeds, instruments, acts and things which may be required or which Holder shall think proper or expedient for carrying out any obligations imposed on Company hereunder or for exercising any of the powers hereby conferred or for giving to Holder the full benefit of this security so that the appointment hereby made shall operate to confer on Holder authority to do on behalf of Company anything which it can lawfully do by an attorney; provided that such power shall not be exercisable by or on behalf of Holder until an Event of Default has occurred and is continuing.   Company ratifies and confirms and agrees to ratify and confirm any deed, instrument, act or thing which such attorney or substitute may execute or do (unless otherwise prohibited by applicable law).

13.   EVIDENCE OF DEBT

Any statement of account purporting to show an amount due from Company and signed as correct by a duly authorized officer of Holder shall, in the absence of manifest error, be conclusive evidence of the amount so due.

14.   SUSPENSE ACCOUNT

Holder may place and keep any monies received by virtue of this Deed (whether before or after the Dissolution of Company) to the credit of a suspense account for so long as Holder may think fit in order to preserve the rights of Holder to sue or prove for the whole amount of its claims against Company.

15.   WAIVER AND SEVERABILITY

No failure or delay by Holder in exercising any right, power or remedy hereunder shall impair such right, power or remedy or operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies herein provided are cumulative and do not exclude any other rights, powers and remedies provided by law. If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, the legality, validity and enforceability of such provision under the law of any other jurisdiction, and of the remaining provisions of this Deed, shall not be affected or impaired thereby.

16.   MISCELLANEOUS

16.1   Continuing Obligations. The liabilities and obligations of Company under this Deed shall remain in force notwithstanding any act, omission, event or circumstance whatsoever, until full, proper, valid payment and discharge of the Secured Obligations.

16.2   Protective Clauses. Without limiting Clause 16.1, neither the liability of Company nor the validity or enforceability of this Deed shall be prejudiced, affected or discharged by:

(a)   any other Charge, guarantee or other security or right or remedy being or becoming held by or available to Holder or by any of the same being or becoming wholly or partly void, voidable, unenforceable or impaired or by Holder at any time releasing, refraining from enforcing, varying or in any other way dealing with any of the same or any power, right or remedy Holder may now or hereafter have from or against Company or any other person or the granting of any time or indulgence to Company or any other person;

(b)   any variation or modification of the Investment Agreement, any of the other Transaction Documents or any other document referred to therein;

(c)   the invalidity or unenforceability of any obligation or liability of Company under the Investment Agreement or any other Transaction Document to which Company is a party;

(d)   any invalidity or irregularity in the execution of this Deed or the Investment Agreement or any other Transaction Document or any deficiency in the powers of Company to enter into or perform any of its obligations hereunder or thereunder;

(e)   the insolvency or liquidation or any incapacity, disability or limitation or any change in the constitution or status of Company; or

(f)   any act, omission, event or circumstance which would or may but for this provision operate to prejudice, affect or discharge this Deed or the liability of Company hereunder.

16.3   Discharges and Releases. Notwithstanding any discharge, release or settlement from time to time between Holder and Company, if any security, disposition or payment granted or made to Holder in respect of the Secured Obligations by Company or any other person is avoided or set aside or ordered to be surrendered, paid away, refunded or reduced by virtue of any provision, law or enactment relating to bankruptcy, insolvency, liquidation, winding-up, composition or arrangement for the time being in force or for any other reason, Holder shall be entitled hereafter to enforce this Deed as if no such discharge, release or settlement had occurred.

16.4   Amendment. Any amendment or waiver of any provision of this Deed and any waiver of any default under this Deed shall only be effective if made in writing and signed by Holder and Company.

16.5   Counterparts. This Deed may be executed by the parties in one or more counterparts and on separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall constitute one and the same instrument and is binding on all parties.

17.   RELEASE OF SECURITY

Holder shall, after the Termination Date and at the cost of Company, execute such deeds and do all such acts and things as may be necessary to release the Charged Property from the Charge hereby created as soon as reasonably practical after the request of Company.

18.   ASSIGNMENT

18.1   Assignment by Company. Company shall not assign any of its right or obligations hereunder.

18.2   Assignment by Holder. Save for the assignment of all its rights hereunder to the Agent pursuant to the terms of the Second Amended and Restated Credit Agreement dated as of September 26, 2007 (as amended, supplemented, restated or otherwise modified from time to time, the "**Credit Agreement**") and the other Loan Documents (as defined in the Credit Agreement), Holder shall not assign any of its rights or obligations hereunder.

19.   NOTICES

19.1   Delivery. Each notice, demand or other communication to be given or made under this Deed shall be in writing and delivered or sent to the relevant party at its address or fax number set out below (or such other address or fax number as the addressee has by five days' prior written notice specified to the other party):

To Company:

Everbright Development Overseas, Ltd.
110 Wall Street, 22nd Floor
New York, New York 10005-3198
Attention: Ms. Mi Wang, Chairman
Facsimile: (212) 943-2300

with a copy to:

Greenberg Traurig, LLP
3161 Michelson Drive, Suite 1000
Irvine, California 92612
Attention: Daniel K. Donahue, Esq.
Facsimile: (949) 732-6501

To Holder:

Gottschalks Inc.
7 River Park Place East
Fresno, California 93729
Attention: James R. Famalette
                    Chairman and Chief Executive Officer
Facsimile: (559) 434-4800

with a copy to:

O'Melveny & Myers LLP
400 South Hope Street
Los Angeles, California 90071
Attention: C. James Levin, Esq.
Facsimile: (213) 430-6407

19.2   Deemed Delivery. Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered (a) if given or made by letter, when actually delivered to the address of such party set out in Clause 19.1 (or such other address as notified in accordance with Clause 19.1); and (b) if given or made by fax, when despatched and evidence of successful transmission of the correct number of pages is received by the sender.

20.   GOVERNING LAW AND JURISDICTION

20.1   Law. This Deed and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of Hong Kong.

20.2   Consent to Service of Process. Company agrees that the process by which any proceedings in Hong Kong are begun may be served on it by being delivered to [*insert name of process agent*], [*insert address of Hong Kong process agent*] Hong Kong, or, if different, its registered office for the time being or at any address of Company in Hong Kong at which process may be served on it. If such person is not or ceases to be effectively appointed so to accept service of process, Company shall, (i) notify Holder; and (ii) appoint a further person in Hong Kong to accept service of process on its behalf and, failing such appointment within 15 days, Holder shall be entitled to appoint such a person by written notice to Company. Nothing in this paragraph shall affect the right of Holder to serve process in any other manner permitted by law.

20.3   Jurisdiction.   Company agrees that any legal action or proceeding arising out of or relating to this Deed may be brought in the courts of Hong Kong and irrevocably submits to the non-exclusive jurisdiction of such courts.

20.4   No Limitation on Right of Action. Nothing herein shall limit the right of Holder to commence any legal action against Company and/or its property in any other jurisdiction or to serve process in any manner permitted by law, and the taking of proceedings in any jurisdiction shall not preclude the taking of proceedings in any other jurisdiction whether concurrently or not.

20.5   Waiver; Final Judgment Conclusive.   Company irrevocably and unconditionally waives any objection which it may now or hereafter have to the choice of Hong Kong as the venue of any legal action arising out of or relating to this Deed.   Company also agrees that a final judgment against it in any such legal action shall be final and conclusive and may be enforced in any other jurisdiction, and that a certified or otherwise duly authenticated copy of the judgment shall be conclusive evidence of the fact and amount of its indebtedness.

IN WITNESS whereof the parties hereto have executed this Deed on the day and year first above written.

EXECUTED AS A DEED and) _____
THE COMMON SEAL of)
Everbright Development Overseas Securities Ltd.) Duly Authorised Signatory
)
was hereunto affixed:) Name: _____
) Title: _____
)
)
)
)

in the presence of:

_____
Signature of Witness
Name:
Title:
(Note: These details are to be completed in the witness's own handwriting)

SIGNED, SEALED and DELIVERED by)
Name:)
Title:)
)
For and on behalf of)
Gottschalks Inc.)
)

in the presence of:

_____
Signature of Witness
Name:
Title:
(Note: These details are to be completed in the witness's own handwriting)

Schedule 1

Notice to Account Bank

Date: _____

[Account Bank]
[Address]

Telephone: [●]
Fax: [●]

Attention: [●]

Dear Sirs:

We hereby give you notice that, by the Charge Over Bank Account dated the date hereof (the "**Deed**") between us and Gottschalks Inc. (the "**Holder**"), we have created a fixed charge over all our right, title, interest and benefit, present or future, in each and every sum of all monies for the time being standing to the credit of our sole accounts established with you (account holder: Everbright Development Overseas Securities Ltd.; account number:___ _____) (the "**Charged Account**").

We hereby instruct you:

1.   to pay to Holder, or as it may direct in a written notice to you, any or all monies standing to the credit of the Charged Account in such amounts and in accordance with such other instructions given by Holder without any reference to or further authority from us and without any enquiry by you as to the justification for or validity of such instructions from Holder;

2.   to provide Holder with a statement with respect to the Charged Account after each transfer of any amount in or out of the Charged Account and otherwise disclose to Holder such information relating to the Charged Account as Holder may request; and

3.   to comply with the terms of any written notice or instructions from Holder in any way relating to the sum standing to the credit of the Charged Account without any reference to or further authority from us and without any enquiry by you as to the justification for or validity of such instructions from Holder.

We further confirm with you that under the terms of the Deed we may not withdraw monies from the Charged Account or direct the disposition of monies in the Charged Account <u>unless you have received written consent from Holder relating thereto</u>.

We agree that we shall be responsible for any costs and fees associated with the Charged Account.

We also confirm with you that you will not be bound to enquire whether the right of Holder to withdraw any monies from the Charged Account has arisen or be concerned with the propriety or regularity of the exercise thereof or be concerned with notice to the contrary or be concerned with or responsible for the application of any monies received by Holder.

This notice is governed by the laws of Hong Kong.

These instructions shall be irrevocable until such time as you receive written notice from Holder stating that the Deed has been released or otherwise discharged.

Please acknowledge these instructions by executing and delivering to Holder (with a copy to us) an acknowledgement in the form set forth in Attachment B attached hereto.

_____
Name:
Position:

cc: Gottschalks Inc.

Attachment: Form of Acknowledgement

Exhibit E


Attachment to Schedule 1

Form of Acknowledgment

[Account Bank Letterhead]


To: **[Name of Holder]**

Copy: [Company]

Date: [   ]

Dear Sirs,

[Name of Customer] – Acknowledgment of Charge Notice

We confirm receipt from [   ] (the "**Company**") of a notice dated [   ]   (the "**Charge Notice**") of a charge over Company's accounts with us (the "**Charged Account**").   The Charged Account maintained with us are:

- [   ]

Unless otherwise stated herein, our acceptance of the Charge Notice is without prejudice to the terms and conditions that govern the Charged Account and is subject to the following conditions:

1) Any notice or other communication required to be given to [   ] pursuant to the Charge Notice, whether from [   ] (the "**Chargee**") or Company shall be made by facsimile or by mail or express delivery, postage prepaid, or, where the Chargee is a bank, through SWIFT, in each case to the address and numbers as follows:

Address:	[	]
For the attention of:	[	]
Tel:	[	]
Fax:	[	]
SWIFT No.:	[	]

2) Notice shall be deemed given if sent by fax, the next Hong Kong banking day after the date of dispatch (provided that the relevant facsimile transmission report indicates a full and successful transmission), or if mailed by registered or certified mail or express delivery, on the date of actual receipt of such mail by [Account Bank], or if sent through SWIFT, at the time of dispatch.

3) Any payment instructions in respect of the Charged Account will be processed in accordance with [Account Bank's] standard operational procedures.

4) The Chargee and Company agree jointly and severally to indemnify and hold [Account Bank] harmless from and against all losses, liabilities, claims, actions, damages and expenses arising out of or in connection with [Account Bank] carrying out the instructions given by the Chargee and/or Company pursuant to the Charge Notice.

5) The Charge Notice shall not vary by Company without the prior written consent of the Chargee. The instructions in the Charge Notice are irrevocable until we receive written notice from the Chargee stating that the charge over the Charged Account has been released or otherwise discharged.

6) Where the terms of the Charge Notice or any subsequent instructions are inconsistent with or in conflict with the terms governing the Charged Account, the instructions in the Charge Notice shall prevail.

Subject to the terms set out above, we confirm that we:

        (a) accept the instructions contained in the Charge Notice and agree to comply with the Charge Notice; and

        (b) have no beneficial interest in the Charged Account

This letter is governed by Hong Kong law.

Yours faithfully,

FOR AND ON BEHALF OF
[   ]

Name:

Title:

EXHIBIT F

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GOTTSCHALKS INC.

(Dated as of _____, 200_)

Gottschalks Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

The undersigned, _____, hereby certifies that:

FIRST: He is the _____ of Gottschalks Inc., a Delaware corporation.

SECOND: The original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on February 7, 1986. The Corporation's Certificates of Amendment of Certificate of Incorporation were filed with the Secretary of State of the State of Delaware on February 28, 1986, March 10, 1986 and August 10, 1987. A Certificate of Amendment, whereby each share of the Corporation's common stock was split into two shares of common stock, was filed with the Secretary of State of the State of Delaware on March 24, 1987. A Certificate of Merger, whereby Malcolm Brock Company, a California corporation, was merged with and into this corporation, was filed with the Secretary of State of the State of Delaware on November 2, 1987. A Certificate of Ownership Merging E. Gottschalk & Co., Inc., a California corporation, into Gottschalks Inc., a Delaware corporation, was filed with the Secretary of State of the State of Delaware on April 25, 1991.

THIRD: Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation restates, integrates and further amends the provisions of the Certificate of Incorporation of the corporation.

FOURTH: The Amended and Restated Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

The name of the corporation is "Gottschalks Inc.".

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 15 North Street, in the City of Dover, County of Kent. The name of the registered agent of the Corporation at such address is Paracorp Incorporated.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of stock which the Corporation shall have authority to issue is Two Hundred Million (200,000,000) shares, consisting of One Hundred and Ninety-Eight Million (198,000,000) shares of Common Stock having a par value of $0.01 per share, and Two Million (2,000,000) shares of Preferred Stock having a par value of $0.10 per share.

Shares of Preferred Stock may be issued from time to time in one or more series. Shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law. The Board is hereby authorized to fix or alter the designations and powers, preferences and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, if any, voting rights, rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.

ARTICLE V

The business and affairs of the Corporation shall be managed by the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the Corporation.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to adopt, amend or repeal the bylaws.

ARTICLE VII

The Corporation reserves the right to amend and repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

ARTICLE VIII

Section 1.   **Definitions**. For the purposes of this Article:

A.   "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934.

B.   "Announcement Date" shall mean the date of the first public announcement of the proposal of the Business Combination.

C.   A person shall be a "beneficial owner" of any Voting Stock:

(i)   which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly; or

(ii)   which such person or any or its Affiliates or Associates has (a) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (b) the right to vote pursuant to any agreement, arrangement or understanding; or

(iii)   which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting, or disposing of any shares of Voting Stock.

D.   "Business Combination" shall mean any transaction which is referred to in any one or more of clauses (i) through (v) of Section 2(A) of this Article.

E.   "Determination Date" shall mean the date on which the Interested Stockholder became an Interested Stockholder.

F.   "Disinterested Director" means any member of the Board of Directors who is unaffiliated with the Interested Stockholder and was a member of the Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor of a Disinterested Director if the successor is unaffiliated with the Interested Stockholder and is recommended to succeed a Disinterested Director by a majority of Disinterested Directors then on the Board of Directors.

G.   "Fair Market Value" means: (i) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock (1) as reported on the Composite Tape for stock listed on the New York Stock Exchange, or (2) if such stock is not listed on such Exchange, on the principal securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed; or, if such stock is not listed on any such exchange, the highest closing sale quotation, or if such is not available the highest average of the bid and asked quotations, with respect to a share of such stock during the 30-day period preceding the date in question as reported by the National Association of

Securities Dealers, Inc. Automated Quotations System or any such system then commonly in use; or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Disinterested Directors in good faith; and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Disinterested Directors in good faith.

H.   "Independent Director" means a director that meets the director independence standards of Section 303.02A of the NYSE Listed Company Manual and Rule 10A-3 under the Securities Exchange Act of 1934 as in effect on _____, 200_.

I.   "Interested Stockholder" means any person (other than the Corporation, any Subsidiary, any employee benefit plan of the Corporation or any Subsidiary, or the trustees of any such plan) who or which:

   (i)   is the beneficial owner, directly or indirectly, of 10% or more of the outstanding Voting Stock; or

   (ii)   is an Affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question was an Interested Stockholder; or

   (iii) is a purchaser, transferee, or assignee of, or has otherwise succeeded to, any shares of Voting Stock which any Interested Stockholder beneficially owned at any time within the two-year period immediately prior to the date in question, if such purchase, transfer, assignment, or succession occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended.

J.   Investment" means the investment by the Investor in the Corporation of up to 69,444,444 shares of the Corporation's Common Stock pursuant to the terms of the Investment Agreement and the purchase of additional shares of the Corporation's Common Stock pursuant to the Warrants.

K.   "Investment Agreement" means the Investment Agreement dated as of November 20, 2008 between the Corporation and the Investor.

L.   "Investor" means Everbright Development Overseas, Ltd., a British Virgin Islands corporation, together with any of its permitted assignees pursuant to the Investment Agreement.

M.   "Investor Rights Agreement" means the Investor Rights Agreement between the Corporation and the Investor in the form attached as Exhibit H to the Investment Agreement.

N.   In the event of any Business Combination in which the Corporation survives, the phrase "other consideration to be received" as used in this Article shall include the shares of Common Stock and the shares of any other class of outstanding Voting Stock retained by the holders or such shares.

O.   For the purposes of determining whether a person is an Interested Stockholder, the number of shares of Voting Stock deemed to be "outstanding" shall include shares deemed to be beneficially owned by such person as "beneficial owner" is defined in this Article, but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

P.   A "person" shall mean any individual, firm, corporation or other entity.

Q.   "Subsidiary" means any corporation of which a majority of any class or equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of Interested Stockholder set forth in this Article, "Subsidiary" shall mean only a corporation of which a majority of each class of equity securities is owned, directly or indirectly, by the corporation.

R.   "Voting Stock" means the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

S.   "Warrants" means collectively a warrant to purchase up to 60,000,000 shares of Common Stock of the Corporation pursuant to the terms of a Warrant Agreement in the form set forth in Exhibit A to the Investment Agreement and a warrant to purchase up to 30,000,000 shares of Common Stock of the Corporation pursuant to the terms of Warrant Agreement in the form set forth in Exhibit B to the Investment Agreement.

Section 2.   **Vote Required for Certain Business Combinations.**

A.   <u>Higher Vote for Certain Business Combinations</u>.   In addition to any affirmative vote required by law or this Certificate of Incorporation, and except as otherwise expressly provided in Sections 3 and 4 of this Article:

    (i)   any merger or consolidation of the Corporation or any Subsidiary with (a) any Interested Stockholder or (b) any other corporation (whether or not itself an interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate of an Interested Stockholder; or

    (ii)   any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested Stockholder or any Affiliate of any Interested Stockholder of any assets of the Corporation or any Subsidiary having an aggregate Fair Market Value of $1,000,000 or more; or

    (iii)   the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Stockholder or any Affiliate of any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of $1,000,000 or more; or

(iv)   the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Stockholder or any Affiliate of any Interested Stockholder; or

(v)   any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder), which has the effect, directly or indirectly, of increasing the proportionate share or the outstanding shares or any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly beneficially owned by any Interested Stockholder or any Affiliate of any Interested Stockholder;

shall require the affirmative vote of the holders of at least 67% of the Voting Stock, voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law, any agreement with any national securities exchange, or otherwise.

Section 3.   <u>When Higher Vote is Not Required</u>. Except as provided in Section 4, the provisions of Section 2 of this Article shall not be applicable to a Business Combination, and such Business Combination shall require only such affirmative vote as is required by law, any other provision of this certificate of incorporation, or otherwise, if either all of the conditions specified in the following paragraph A are met or all of the conditions specified in the following paragraph B are met:

A.   <u>Approval by Disinterested Directors</u>. The Business Combination shall have been approved by a majority of the Disinterested Directors.

B.   <u>Price and Procedure Requirements</u>.

(i)   The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the higher of the following:

(a)   (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of Common Stock acquired by it (1) within the two-year period immediately prior to the Announcement Date or (2) in the transaction in which it became an Interested Stockholder, whichever is higher; or

(b)   the Fair Market Value per share of Common Stock on the Announcement Date or Determination Date, whichever is higher.

The price determined in accordance with this paragraph B(i) shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination of shares, or similar event.

(ii) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than rash to be received per share by holders of shares of any other class of outstanding Voting Stock shall be at least equal to the highest of the following (it being intended that the requirements of this paragraph B(ii) shall be required to be met with respect to every class of outstanding Voting Stock, whether or not the Interested Stockholder has previously acquired any shares of a particular class of Voting Stock):

(a) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of such class of Voting Stock acquired by it (1) within the two-year period immediately prior to the Announcement Date or (2) in the transaction in which it became an Interested Stockholder, whichever is higher;

(b) (if applicable) the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; or

(c) the Fair Market Value per share of such class of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher.

The price determined in accordance with this paragraph B(ii) shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination of shares, or similar event.

(iii) The consideration to be received by holders of a particular class of outstanding Voting Stock (including Common Stock) shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of Voting Stock. If the Interested Stockholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by it.

(iv) After such Interested Stockholder has become an Interested Stockholder and prior to the consummation of such Business Combination: (a) except as approved by a majority of the Disinterested Directors, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on outstanding Preferred Stock; (b) there shall have been (1) no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Disinterested Directors; and (2) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Disinterested Directors; and (c) such Interested Stockholder shall have not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder.

(v)   After such Interested Stockholder has become an Interested Stockholder, such Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges, or other financial assistance, or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

(vi)   A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to public stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).

Section 4.   **Restrictions Applicable to Investor**. The following restrictions shall be applicable to transactions between the Corporation and the Investor:

A.   Except as required pursuant to the Investor's exercise of the Warrants in accordance with their respective terms, the Corporation shall not issue or sell or cause to be issued or sold, to the Investor or any of its Affiliates any shares of capital stock of, or other equity interests in, the Corporation, or any securities convertible into or exchangeable for such shares or equity interests, nor shall the Corporation grant to Investor or any of its Affiliates any option, warrant, call, subscription or other similar right, agreement, arrangement or commitment obligating the Corporation to do any of the foregoing, unless approved in advance by a majority of the Independent Directors then serving on the Board of Directors; *provided* that nothing in this Section 4(a) shall restrict the Investor's ability or right to (A) acquire capital shares or equity interests of the Corporation from parties other than the Corporation, except as prohibited by Section 2.1(a) of the Investor Rights Agreement, or (B) acquire capital shares or equity interests of the Corporation from the Corporation by way of (i) exercise, conversion or exchange of the capital shares or equity interests of the Corporation then held by the Investor, (ii) share dividend, share split or in connection with a combination of capital shares or equity interests, or (iii) recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization with persons other than the Investors and its Affiliates.

B.   Except as required pursuant to the Investor Rights Agreement, the Warrants or the Investment Agreement, or any other agreements contemplated thereby and entered into by the Corporation and the Investor and/or one or more of its Affiliates in connection with the Investment, the Corporation shall not enter into any agreement, contract, commitment or arrangement with the Investor or any of its Affiliates, or any of their respective officers and directors, or any person who controls the Investor within the meaning of the Securities Exchange Act of 1934 and the regulations thereunder, unless approved in advance by a majority of the Independent Directors then serving on the Board of Directors.

Section 5. **Powers of the Board of Directors**. A majority of the Directors shall have the power and duty to determine for the purposes of this Article, on the basis of information known to them after reasonable inquiry, (A) whether a person is an Interested Stockholder, (B) the number of shares of Voting Stock beneficially owned by any person, (C) whether a person is an Affiliate or Associate of another, (D) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of $1,000,000 or more. A majority of the Disinterested Directors shall have the further power to interpret all of the other terms and provisions of this Article.

Section 6. **No Effect on Fiduciary Obligations of Interested Shareholders**. Nothing contained in this Article shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

Section 7. **Amendment, Repeal, etc**. Notwithstanding any other provisions of this certificate of incorporation or the by-laws of the corporation (and notwithstanding the fact that a lesser percentage may be specified by law, this certificate of incorporation, or the by-laws of the Corporation), the affirmative vote of 67% or more of the outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal, or adopt any provisions inconsistent with this Article.

ARTICLE IX

No director of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director. The foregoing provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. In the event that the General Corporation Law of the State of Delaware is amended after approval of this Article by the stockholders so as to authorize corporate action further limiting the liability of directors, the liability of a director of this Corporation shall thereupon be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended from time to time. The provisions of this Article shall not be deemed to limit or preclude indemnification of a director which has not been eliminated by the provision of this Article.

*　　*　　*

FIFTH: This Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the corporation.

SIXTH: This Amended and Restated Certificate of Incorporation was duly adopted by the stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Gottschalks Inc. has caused this certificate to be signed by the undersigned officer, thereunto duly authorized, this __ day of _____, 200_.

GOTTSCHALKS INC.

By:_____
    Name:
    Title:

EXHIBIT G

**Representations and Warranties Relating to Everbright Asia
and the Luichi Sourcing Business**

1.   Organization and Authority.

        (a)   Everbright Asia is a corporation duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands and has the requisite corporate power and authority to conduct its business as now being conducted and to conduct the Luichi Sourcing Business as contemplated from and after the Closing. Everbright Asia is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business as now being conducted or the conduct of the Luichi Sourcing Business as contemplated from and after the Closing makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not impair the ability of Everbright Asia to conduct its business as now being conducted or to conduct the Luichi Sourcing Business as contemplated from and after the Closing. Everbright Asia is in compliance with the terms of its Certificate of Incorporation (the "*Everbright Asia Certificate of Incorporation*") and its Memorandum and Articles of Association (the "*Everbright Asia Memorandum and Articles of Association*", and together with the Everbright Asia Certificate of Incorporation, the "*Everbright Asia Governing Documents*"). The Investor has delivered to the Company prior to the execution of this Agreement true and complete copies of the Everbright Asia Governing Documents and any amendments thereto.

        (b)   Everbright Asia does not have any Subsidiaries. In addition, Everbright Asia does not directly or indirectly Beneficially Own any Equity Interests in any other person.

2.   Capitalization.

        (a)   Everbright Asia was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, including the ownership, management, operation and development of the Luichi Sourcing Business from and after the Closing. Everbright Asia has engaged in no other business activities and has conducted its operations solely as contemplated by this Agreement. As of the date hereof, the entire authorized, issued and outstanding capital stock of Everbright Asia consists of the Everbright Asia Stock. The Everbright Asia Stock has been duly authorized and validly issued, is fully paid and non-assessable, and was issued in compliance with all applicable securities Legal Requirements. There is no Voting Debt of Everbright Asia issued and outstanding. Except for the transactions contemplated by this Agreement, there are no (i) options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any stockholder rights plan, relating to the issued or unissued capital stock of Everbright Asia, obligating Everbright Asia to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other Equity Interest in, Everbright Asia or (ii) outstanding contractual obligations of Everbright Asia to repurchase, redeem or otherwise acquire any shares of capital stock of, or other Equity Interests in, Everbright Asia or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in Everbright Asia.

(b)   There are no voting trusts or other agreements to which Everbright Asia is a party with respect to the voting of any capital stock of, or other Equity Interest in, Everbright Asia. Everbright Asia has not granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights.

3.   Financial Statements. Prior to the date hereof, the Investor has delivered to the Company true, correct and complete copies of Everbright Asia's unaudited balance sheet as of June 30, 2008 (the "Everbright Asia Balance Sheet Date"), and the related unaudited statements of income, changes in stockholders' equity and cash flows for the period beginning on the date of incorporation of Everbright Asia and ending upon the Everbright Asia Balance Sheet Date, including in each case the notes thereto (collectively, the "Everbright Asia Financial Statements"). The Everbright Asia Financial Statements (a) have been prepared from, are in accordance with, and accurately reflect the books, records and actual transactions of Everbright Asia, (b) have been prepared in accordance with GAAP applied on a consistent basis during the period involved (except as may be indicated in the notes thereto) and (c) fairly present the financial position and the results of operations and cash flows of Everbright Asia as of the times and for the period referred to therein. No financial statements of any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity are required by GAAP to be included in the Everbright Asia Financial Statements.

4.   Financial Performance. On and as of the Closing Date, Everbright Asia shall have generated during the period beginning on the date of incorporation of Everbright Asia and ending upon the Closing Date no less than $5,000,000 in Pre-Tax Income attributable to its ownership, management, operation and development of the Luichi Sourcing Business.

5.   Taxes. Everbright Asia has timely filed with the appropriate Governmental Entity all Tax Returns required to be filed by it. All such Tax Returns are complete and accurate in all respects. All Taxes due and owing by Everbright Asia on or before the date hereof have been paid.

6.   Labor.

(a)   Section G-6(a) of the Investor's Disclosure Schedule contains a list, as of the date hereof, that accurately identifies the names of all employees of the Investor, Everbright Asia and the Luichi Affiliates whose employment duties are primarily related to the ownership, management, operation and development of the Luichi Sourcing Business (collectively, the "*Luichi Employees*"), together with each such individual's current salary or wages, target bonus or commissions, vacation or paid time off accrual rate, service commencement date with any of the Investor, Everbright Asia or the Luichi Affiliates, job title, the status of any pending leave of absence, and all other compensation terms relating to such individual's employment. Section G-6(a) of the Investor's Disclosure Schedule also identifies all agreements between any of the Investor, Everbright Asia or the Luichi Affiliates and such individuals concerning their employment, consulting or independent contractor relationship with any of the Investor, Everbright Asia or the Luichi Affiliates. Except as set forth on Section G-6(a) of the Investor's Disclosure Schedule, each of the Luichi Employees shall be employed exclusively by Everbright Asia on and as of the Closing Date.

(b)	With respect to the Luichi Employees, each of the Investor, Everbright Asia and the Luichi Affiliates have owned, operated and managed the Luichi Sourcing Business in compliance in all material respects with all applicable foreign, federal, state and local Legal Requirements with respect to the hiring of employees and the employment of labor, including provisions thereof relating to the calculation and payment of wages, hours, equal opportunity, anti-discrimination, anti-harassment, anti-retaliation, collective bargaining, disability rights or benefits, labor relations, plant closures and layoffs, occupational safety and health, immigration, workers' compensation, employee leave issues, unemployment insurance, the payment of social security and other taxes, and unfair labor practices under the National Labor Relations Act. With respect to the Luichi Employees, each of the Investor, Everbright Asia and the Luichi Affiliates: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, and (iv) is not liable for misclassifying any employees as exempt from receiving overtime compensation under any applicable Legal Requirements. To the knowledge of the Investor, none of the Investor, Everbright Asia or the Luichi Affiliates has direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than as an employee of the Luichi Sourcing Business, or with respect to any employee leased from another employer in connection with the ownership, management, operation and development of the Luichi Sourcing Business.

(c)	None of the Luichi Employees are covered by any collective bargaining or other labor union or foreign work council contract with respect to their employment with the Investor, Everbright Asia or the Luichi Affiliates (each a "*Luichi Collective Bargaining Agreement*"), and (i) no Luichi Collective Bargaining Agreement is being negotiated by any of the Investor, Everbright Asia or the Luichi Affiliates, (ii) as of the date of this Agreement, there is no strike or work stoppage against any of the Investor, Everbright Asia or the Luichi Affiliates pending or, to the knowledge of the Investor, threatened that may interfere with the ownership, management, operation and development of the Luichi Sourcing Business, and (iii) as of the date of this Agreement, to the knowledge of the Investor, none of the Investor, Everbright Asia or the Luichi Affiliates has committed any material unfair labor practice in connection with the ownership, management, operation and development of the Luichi Sourcing Business.

(d)	Each of the Investor, Everbright Asia and the Luichi Affiliates has complied in all material respects with applicable Legal Requirements with respect to employment, employment practices, and terms, conditions and classification of employment (including applicable laws, rules and regulations regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, and the Workers' Adjustment and Retraining Notification Act), except for such noncompliance as has not had and would not reasonably be expected to have, individually or in the aggregate, an adverse effect on the Luichi Sourcing Business as currently conducted or as contemplated to be conducted from and after the Closing.

7.	Luichi Benefit Plans; ERISA.

(a)   Section G-7(a) of the Investor's Disclosure Schedule contains a true and complete list of all employee benefit plans, programs, agreements or arrangements, including pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by any of the Investor, Everbright Asia or the Luichi Affiliates, or to which any of the Investor, Everbright Asia or the Luichi Affiliates contributes or is obligated to contribute thereunder, or with respect to which any of the Investor, Everbright Asia or the Luichi Affiliates has or may have any liability (contingent or otherwise), in each case, for or to any current or former employees, directors or officers of the Investor, Everbright Asia or the Luichi Affiliates and/or their dependents, in each case in connection with the ownership, management, operation and development of the Luichi Sourcing Business (collectively, the "*Luichi Benefit Plans*").

(b)   All Luichi Benefit Plans that are intended to be subject to Section 401(a) of the Code and any trust agreement that is intended to be tax exempt under Code Section 501(a) have been determined by the Internal Revenue Service to be qualified under Code Section 401(a) and exempt from taxation under Code Section 501(a) or have been established under one or more prototype plans or arrangements for which the IRS has issued to the prototype sponsor favorable determination letter(s) having similar effect and upon which the Investor, Everbright Asia or the Luichi Affiliates, as the case may be, may rely and, to the knowledge of the Investor, nothing has occurred that would adversely affect the qualification of any such plan. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an adverse effect on the Luichi Sourcing Business as currently conducted or as contemplated to be conducted from and after the Closing: (i) each Luichi Benefit Plan and any related trust subject to ERISA complies in all material respects with and has been administered in substantial compliance with, (A) the provisions of ERISA, (B) all provisions of the Code, (C) all other applicable Legal Requirements, and (D) its terms; (ii) none of the Investor, Everbright Asia or the Luichi Affiliates has received any written notice from any Governmental Entity questioning or challenging such compliance; (iii) there are no unresolved claims or disputes under the terms of, or in connection with, the Luichi Benefit Plans other than claims for benefits which are payable in the ordinary course; (iv) to the knowledge of the Investor, there has not been any non-exempt "prohibited transaction" (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Luichi Benefit Plan; (v) no litigation has been commenced with respect to any Luichi Benefit Plan and, to the knowledge of the Investor, no such litigation is threatened (other than routine claims for benefits in the normal course); (vi) there are no governmental audits or investigations pending or, to the knowledge of the Investor, threatened in connection with any Luichi Benefit Plan; and (vii) to the knowledge of the Investor, there are not any facts that could give rise to any liability in the event of any governmental audit or investigation.

(c)   None of the Investor, Everbright Asia or the Luichi Affiliates, nor any Luichi ERISA Affiliate thereof, (i) has an "obligation to contribute" (as defined in ERISA Section 4212) to a Luichi Benefit Plan that is a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)); or (ii) sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by applicable law). As used herein, "*Luichi ERISA Affiliate*" means any trade or business, whether or not incorporated, that together with any of the Investor, Everbright Asia or the Luichi Affiliates would be deemed a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

(d)   None of the Investor, Everbright Asia, the Luichi Affiliates, or any Luichi ERISA Affiliate thereof has, within the past 6 years, ever maintained, established, sponsored, participated in, or contributed to, any defined benefit plan (as defined in ERISA Section 3(35)) subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an adverse effect on the Luichi Sourcing Business as currently conducted or as contemplated to be conducted from and after the Closing, all reports, returns and similar documents with respect to all Luichi Benefit Plans required to be filed by the Investor, Everbright Asia or any of the Luichi Affiliates with any Governmental Entity or distributed to any Luichi Benefit Plan participant have been duly and timely filed or distributed.

(f)   Section G-7(f) of the Investor's Disclosure Schedule contains a true and complete list of each Luichi Benefit Plan that is an employee welfare benefit plan which is (i) unfunded or self-insured or (ii) funded through a "welfare benefit fund", as such term is defined in Code Section 419(e) or other funding mechanism. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an adverse effect on the Luichi Sourcing Business as currently conducted or as contemplated to be conducted from and after the Closing, each such employee welfare benefit plan may be amended or terminated (including with respect to benefits provided to retirees and other former employees) without liability (other than benefits then payable under such plan without regard to such amendment or termination) to the Investor, Everbright Asia or the Luichi Affiliates at any time. Each of the Investor, Everbright Asia and the Luichi Affiliates complies in all material respects with the applicable requirements of Section 4980B(f) of the Code or any similar state statute with respect to each Luichi Benefit Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state statute.

(g)   Section G-7(g) of the Investor's Disclosure Schedule contains a true and complete list of (i) each material payment (including any bonus, severance, unemployment compensation, deferred compensation, forgiveness of indebtedness or golden parachute payment) becoming due to any employee under any Luichi Benefit Plan; (ii) any increase in any material respect of any benefit otherwise payable under any Luichi Benefit Plan; (iii) any acceleration in any material respect of the time of payment or vesting of any such benefits under any Luichi Benefit Plan; or (iv) any material obligation to fund any trust or other arrangement with respect to compensation or benefits under a Luichi Benefit Plan, in each of clauses (i), (ii), (iii) and (iv) if caused or triggered by the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including the transfer and assignment of the Luichi Sourcing Business to Everbright Asia. Except as set forth on Section G-7(g) of the Investor's Disclosure Schedule, no payment or benefit which has been, will or may be made by any of the Investor, Everbright Asia or the Luichi Affiliates with respect to any employee in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, including the transfer and assignment of the Luichi Sourcing Business to Everbright Asia, would fail to be deductible under Section 162(m) of the Code. Neither this Agreement (or the consummation of the transactions contemplated hereby, including the transfer and assignment of the Luichi Sourcing Business to Everbright Asia) nor any other agreement, plan, arrangement or other contract between the Investor, Everbright Asia or the Luichi Affiliates and an employee or other service provider that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts, could reasonably be expected to give rise directly or indirectly to the payment of any amount that would be characterized as an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code.

(h)   Correct and complete copies have been delivered to the Company by the Investor of all Luichi Benefit Plans (including all amendments and attachments thereto); written summaries of any Luichi Benefit Plan not in writing; all related trust documents; all insurance contracts or other funding arrangements to the degree applicable; the most recent determination letter from the Internal Revenue Service (where required); and the most recent summary plan descriptions for the Luichi Benefit Plans (where required).

(i)   None of the Investor, Everbright Asia or the Luichi Affiliates has entered into any contract, agreement, arrangement or understanding with any officer or director of the Investor, Everbright Asia or the Luichi Affiliates in connection with or in contemplation of this Agreement or the consummation of the transactions contemplated hereby, including the transfer and assignment of the Luichi Sourcing Business to Everbright Asia, except as expressly contemplated by this Agreement or the transactions contemplated hereby.

(j)   To the knowledge of the Investor, no payment pursuant to any Luichi Benefit Plan or other arrangement between any of the Investor, Everbright Asia or the Luichi Affiliates and any "service provider" (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including, without limitation, the grant, vesting or exercise of any stock option, would subject any person to a tax pursuant to Section 409A of the Code, whether pursuant to the consummation of the transactions contemplated by this Agreement or otherwise.

(k)   Section G-7(k) of the Investor's Disclosure Schedule contains a true and complete list of all Luichi Benefit Plans that, on and as of the Closing Date, shall be maintained by Everbright Asia or with respect to which Everbright Asia shall contribute or be obligated to contribute, or otherwise have any liability (contingent or otherwise) (such Luichi Benefit Plans, the "*Everbright Asia Benefit Plans*").

8.   Tangible Property; Real Property; Leases; Encumbrances.

(a)   Except as set forth on Section G-8(a) of the Investor's Disclosure Schedule, on and as of the Closing Date Everbright Asia shall have good and marketable title to, or valid leasehold interests in, all the tangible properties and assets, including real properties, used in the Luichi Sourcing Business, as currently conducted or as contemplated to be conducted from and after the Closing (collectively, the "*Everbright Asia Assets*"), in each case subject to no Liens, except for (i) Liens consisting of zoning or planning restrictions, easements, permits, restrictions under any Environmental Permit and other restrictions or limitations on the use of real property or irregularities in title thereto, which would not reasonably be expected to impair the value or the use of such property by Everbright Asia in the ownership, management, operation and development of the Luichi Sourcing Business from and after the Closing, (ii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due and payable, (iii) purchase money Liens securing payments under capital lease arrangements, and (iv) Liens which would not reasonably be expected to, individually or in the aggregate, impair the ability of Everbright Asia to conduct the Luichi Sourcing Business as currently conducted or as contemplated to be conducted from and after the Closing.

(b)   Except as set forth on Section G-8(b) of the Investor's Disclosure Schedule, no owned or leased parcel of real property included in the Everbright Asia Assets is subject to any governmental decree or order to be sold nor is any such parcel of real property subject to any condemnation, expropriation or other taking by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Investor, has any such condemnation, expropriation or taking been proposed.

(c)   Section G-8(c) of the Investor's Disclosure Schedule lists (1) all real property included in the Everbright Asia Assets, and (2) all leases (including all amendments and modifications thereto) for real or personal property included in the Everbright Asia Assets, and true, correct and complete copies of such leases have previously been delivered to the Company. All leases of such real or personal property to which Everbright Asia is a party on and as of the Closing Date, and all amendments and modifications thereto, shall be in full force and effect as of the Closing Date and shall have not been modified or amended, and there shall not then exist any default under any such lease by Everbright Asia, nor any event which with notice or lapse of time or both would constitute a default thereunder by Everbright Asia, except as would not adversely affect the use of such real or personal property by Everbright Asia from and after the Closing.

(d)   Section G-8(d) of the Investor's Disclosure Schedule lists all fixed assets included in the Everbright Asia Assets having material book value as of the dates specified therein, which fixed assets shall, on and as of the Closing Date be in good operating condition and repair, reasonable wear and tear excepted, and shall be adequate and sufficient for the uses to which they are put in the Luichi Sourcing Business, as currently conducted or as contemplated to be conducted from and after the Closing.

9.   <u>Intellectual Property</u>.

(a)   Section G-9(a) of the Investor's Disclosure Schedule contains a true and complete list of all (i) registrations or applications for registration, in respect of all Intellectual Property Rights that shall be owned by Everbright Asia on and as of the Closing Date, including the jurisdictions in which each such Intellectual Property Right has been issued or registered or in which any such application for such issuance and registration has been filed, and (ii) unregistered Trademarks that shall be owned by Everbright Asia on and as of the Closing Date (collectively, the "*Owned Everbright Asia IP*").

(b)   Section G-9(b) of the Investor's Disclosure Schedule contains a true and complete list of all (i) licenses, sublicenses or other agreements pursuant to which Everbright Asia shall, on and as of the Closing Date, be granted, obtain or hold any rights to practice or use any Intellectual Property Rights other than the Owned Everbright Asia IP (the "*Licensed Everbright Asia IP*" and, together with the Owned Everbright Asia IP, collectively the "*Everbright Asia IP*"), (ii) any licenses of Owned Everbright Asia IP that shall be granted by Everbright Asia to any other person on and as of the Closing Date, (iii) any agreement by which Everbright Asia shall, on and as of the Closing Date, grant any ownership right or option to acquire an ownership right in any Owned Everbright Asia IP, and (iv) all joint development agreements to which Everbright Asia shall be a party on and as of the Closing Date.

(c)   On and as of the Closing Date, all agreements and licenses set forth on Section G-9(b) of the Investor's Disclosure Schedule shall be valid and binding obligations of Everbright Asia, shall be in full force and effect, and shall be enforceable against Everbright Asia in accordance with their terms. On and as of the Closing Date, Everbright Asia shall not be, and to the knowledge of the Investor, no party to any license, sublicense or other agreement listed in Section G-9(b) of the Investor's Disclosure Schedule shall be, in breach or default, and no event shall have occurred on or prior to the Closing Date which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration of any license, sublicense or other agreement listed in Section G-9(b) of the Investor's Disclosure Schedule, except to the extent that such breach, default, termination, modification or acceleration would not and reasonably would not be expected to, individually or in the aggregate, impair the ability of Everbright Asia to conduct the Luichi Sourcing Business as currently conducted or as contemplated to be conducted from and after the Closing. None of the Investor, Everbright Asia or the Luichi Affiliates has sent a written notice of breach or default to any party for any license, sublicense or other agreement listed on Section G-9(b) of the Investor's Disclosure Schedule, except to the extent that such breach or default has not impaired or reasonably would not be expected to impair, individually or in the aggregate, the ability of Everbright Asia to conduct the Luichi Sourcing Business as currently conducted or as contemplated to be conducted from and after the Closing. No claim, action, suit, investigation or proceeding is threatened against the Investor, Everbright Asia or any of the Luichi Affiliates that challenges the legality, validity or enforceability of any license, sublicense or other agreement listed in Section G-9(b) of the Investor's Disclosure Schedule.

(d)   On and as of the Closing Date, and subject to the terms of any license, sublicense or other agreement listed in Section G-9(b) of the Investor's Disclosure Schedule, Everbright Asia shall own or possess adequate licenses or other rights to use all Everbright Asia IP, free and clear of all Liens other than (i) Liens for current Taxes, assessments or governmental charges or levies on property not yet due and payable, and (ii) Liens which would not and reasonably would not be expected to, individually or in the aggregate, impair the ability of Everbright Asia to conduct the Luichi Sourcing Business as currently conducted or as contemplated to be conducted from and after the Closing.

(e)   The ownership, management, operation and development of the Luichi Sourcing Business by the Investor, Everbright Asia or any of the Luichi Affiliates does not conflict with, infringe, misappropriate or otherwise violate the Intellectual Property Rights of any other person. None of the Investor, Everbright Asia or the Luichi Affiliates has received any notice or other communication (whether in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation, dilution or unlawful use by the Investor, Everbright Asia or any of the Luichi Affiliates of any Intellectual Property Rights or other proprietary asset or rights of any other person relating any Everbright Asia IP or the ownership, management, operation and development of the Luichi Sourcing Business. There is no claim, action, suit, investigation or proceeding instituted, asserted or pending or, to the knowledge of the Investor, threatened by any person against the Investor, Everbright Asia or any of the Luichi Affiliates, nor has any cease and desist or equivalent letter or any other notice of any allegation been received by the Investor, Everbright Asia or any of the Luichi Affiliates (i) challenging or affecting the rights of the Investor, Everbright Asia or any of the Luichi Affiliates in or seeking to deny or restrict the use by the Investor, Everbright Asia or any of the Luichi Affiliates of any of the Everbright Asia IP, (ii) alleging that the Luichi Sourcing Business infringes, misappropriates or otherwise violates the Intellectual Property Rights of any person, or (iii) alleging that the Licensed Everbright Asia IP is being licensed or sublicensed in conflict with the terms of any license or other agreement.

(f)   There has been no unauthorized use, disclosure, infringement, misappropriation or other violation of any Everbright Asia IP by any person, including any current or former officer, employee, independent contractor, consultant or any other agent of the Investor, Everbright Asia or any of the Luichi Affiliates. None of the Investor, Everbright Asia or the Luichi Affiliates has brought any claim, action, suit, investigation or proceeding alleging infringement, dilution or misappropriation of any Owned Everbright Asia IP or breach of any license or agreement involving Licensed Everbright Asia IP against any person.

(g)   On and as of the Closing Date, Everbright Asia shall be the exclusive owner of the entire and unencumbered right, title and interest in, to and under each asset and right embodied in or by the Owned Everbright Asia IP (other than for (i) Liens for current Taxes, assessments or governmental charges or levies on property not yet due and payable, and (ii) Liens which would not and reasonably would not be expected to, individually or in the aggregate, impair the ability of Everbright Asia to conduct the Luichi Sourcing Business as currently conducted or as contemplated to be conducted from and after the Closing). None of the Investor, Everbright Asia or the Luichi Affiliates nor, to the knowledge of the Investor, any Everbright Asia IP is subject to any claim, action, suit, investigation or proceeding or outstanding decree, order, injunction, judgment, ruling or stipulation restricting in any manner the use, transfer or licensing of such Everbright Asia IP by the Investor, Everbright Asia or any of the Luichi Affiliates, or that may affect or impair the validity, use or enforceability of the Everbright Asia IP. None of the Investor, Everbright Asia or the Luichi Affiliates is subject to any agreement that restricts the use, transfer or licensing by the Investor, Everbright Asia or any of the Luichi Affiliates of any Owned Everbright Asia IP.

(h)   Other than the Everbright Asia IP, there are no other Intellectual Property Rights that are material to the conduct of the Luichi Sourcing Business, as currently conducted or as contemplated to be conducted by Everbright Asia from and after the Closing. The consummation of the transactions contemplated by this Agreement will not result in the termination or impairment of any Everbright Asia IP or change the calculation of the payment of royalties or fees to third parties, except to the extent that any such termination, impairment or payment would not and reasonably would not be expected to, individually or in the aggregate, impair the ability of Everbright Asia to conduct the Luichi Sourcing Business as currently conducted or as contemplated to be conducted from and after the Closing.

(i)   All registrations with and applications to Governmental Entities in respect of the Owned Everbright Asia IP are valid and in full force and effect and enforceable. None of the Owned Everbright Asia IP has been abandoned unless so designated on Section G-9(a) of the Investor's Disclosure Schedule.

(j)   Each of the Investor, Everbright Asia and the Luichi Affiliates have taken commercially reasonable measures to protect, preserve and maintain the confidentiality and value of all Owned Everbright Asia IP, and to correct defects in the chain of title of Owned Everbright Asia IP, including the transfer and assignment of such Owned Everbright Asia IP to Everbright Asia on or prior to the Closing.

10.   Luichi Representation Agreements.

(a)   On and as of the Closing Date, Everbright Asia shall be party to those contracts set forth on Section G-10(a) of the Investor's Disclosure Schedule (the "*Luichi Representation Agreements*"), which govern the appointment of Everbright Asia (as assignee of or successor to the Investor and/or one or more of the Luichi Affiliates) as agent and representative of all of the Luichi Manufacturers in connection with the Luichi Sourcing Business, including the export and sale of products manufactured by such Luichi Manufacturers through the Luichi Network.

(b)   Assuming due authorization, execution, delivery and performance by the other parties thereto, each Luichi Representation Agreement (i) on and as of the date hereof, is a legal, valid and binding agreement of the Investor or one or more of the Luichi Affiliates, as the case may be, and (ii) on and as of the Closing Date, shall be a legal, valid and binding agreement of Everbright Asia. None of the Investor, Everbright Asia or the Luichi Affiliates is in breach or violation of, or default under (nor, to the knowledge of the Investor, does there exist any condition that, upon the passage of time or the giving of notice or both would result in a violation or breach of, or constitute a default under, or give rise to any right of termination, amendment, cancellation, acceleration or loss of benefits, or result in the creation of any Lien upon any of the properties or assets to be held by Everbright Asia on and as of the Closing Date) any Luichi Representation Agreement. To the knowledge of the Investor, no other party is in breach or violation of, or default under (nor does there exist any condition that, upon the passage of time or the giving of notice or both would result in a violation or breach of, or constitute a default under, or give rise to any right of termination, amendment, cancellation, acceleration or loss of benefits, or result in the creation any Lien upon any of the properties or assets to be held by Everbright Asia on and as of the Closing Date) any Luichi Representation Agreement. None of the Investor, Everbright Asia or the Luichi Affiliates has received any notice of default or notice to cure under any Luichi Representation Agreement that remains uncured. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, including the transfer and assignment of the Luichi Representation Agreements to Everbright Asia, shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the rights of the Investor, Everbright Asia or any of the Luichi Affiliates under any Luichi Representation Agreement.

(c)   None of the Investor, Everbright Asia or the Luichi Affiliates has received any written notice that any Luichi Manufacturer will (i) materially reduce its manufacturing, export or sale activities through the Luichi Network, (ii) terminate its Luichi Representation Agreement, or (iii) otherwise withdraw from the Luichi Network.

(d)   The Investor has, prior to the execution of this Agreement, delivered to the Company for review true and complete copies of all of the Luichi Representation Agreements and any transfer or assignment document pursuant to which any such Luichi Representation Agreement shall be transferred or assigned to Everbright Asia on or prior to the Closing Date.

11.   Sufficiency of Assets. The Everbright Asia Assets, the Everbright Asia IP and the Luichi Representation Agreements shall constitute, on and as of the Closing Date, all of the assets, properties, rights and interests, whether tangible or intangible, necessary in order for Everbright Asia to conduct the Luichi Sourcing Business from and after the Closing in substantially the same manner as conducted by the Investor and the Luichi Affiliates as of the date hereof.

12.   Absence of Certain Changes. Since the Everbright Asia Balance Sheet Date, Everbright Asia has conducted its operations solely as contemplated by this Agreement. From the Everbright Asia Balance Sheet Date through the date of this Agreement, no fact(s), change(s), event(s), development(s) or circumstance(s) has or have occurred, arisen, come into existence or become known, that have impaired or reasonably would be expected to impair, individually or in the aggregate, the ability of Everbright Asia to conduct the Luichi Sourcing Business as currently conducted or as contemplated to be conducted from and after the Closing.

13.   No other Commitments and Contracts; Absence of Liabilities.

(a)   Except (i) for contractual commitments relating to this Agreement or the transactions contemplated hereby, (ii) for contractual commitments relating to the agreements between Everbright Asia and any Luichi Employee concerning their employment, consulting or independent contractor relationship with Everbright Asia that are set forth on Section G-13(a) of the Investor's Disclosure Schedule, (iii) for contractual commitments relating to the Everbright Asia Benefit Plans that are set forth on Section G-13(a) of the Investor's Disclosure Schedule, (iv) for contractual commitments relating to the ownership or lease of the Everbright Asia Assets that are set forth on Section G-13(a) of the Investor's Disclosure Schedule, (v) for contractual commitments relating to the ownership or licensing of the Everbright Asia IP that are set forth on Section G-13(a) of the Investor's Disclosure Schedule, (vi) for contractual commitments relating to the Luichi Representation Agreements that are set forth on Section G-13(a) of the Investor's Disclosure Schedule, and (vii) for contractual commitments that have a term of less than one year and are terminable by Everbright Asia upon less than 30 days' notice without material penalty and that involve, individually or in the aggregate, consideration of less than $10,000 annually, Everbright Asia has no contractual commitments to any person of any kind or nature, whether written or oral, express or implied.

(b)   Except (i) for liabilities and obligations incurred under this Agreement or in connection with the transactions contemplated hereby, (ii) for liabilities and obligations incurred in connection with those agreements between Everbright Asia and any Luichi Employee concerning their employment, consulting or independent contractor relationship with Everbright

Asia that are set forth on Section G-13(b) of the Investor's Disclosure Schedule, (iii) for liabilities and obligations incurred in connection with the Everbright Asia Benefit Plans that are set forth on Section G-13(b) of the Investor's Disclosure Schedule, (iv) for liabilities and obligations incurred in connection with the ownership or lease of the Everbright Asia Assets that are set forth on Section G-13(b) of the Investor's Disclosure Schedule, (v) for liabilities and obligations incurred in connection with the ownership or licensing of the Everbright Asia IP that are set forth on Section G-13(b) of the Investor's Disclosure Schedule, (vi) for contractual liabilities and obligations incurred under (other than liabilities arising from any breach or violation of) any of the Luichi Representation Agreements that are set forth on Section G-13(b) of the Investor's Disclosure Schedule, and (vii) liabilities which would not reasonably be expected to, individually or in the aggregate, exceed $10,000 or otherwise impair the ability of Everbright Asia to conduct the Luichi Sourcing Business as currently conducted or as contemplated to be conducted from and after the Closing, Everbright Asia has no liabilities or obligations of any kind or nature, whether absolute, contingent, accrued or otherwise, known or unknown.

14.   Transactions with Affiliates and Employees. Except for the transactions expressly contemplated by this Agreement, or as set forth in Section G-14 of the Investor's Disclosure Schedule, none of the officers, directors or Affiliates of the Investor and, to the knowledge of the Investor, none of the employees of the Investor or its Affiliates is a party to any transaction with Everbright Asia (other than for services as employees, officers and directors thereof), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Investor, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, other than (i) for payment of salary, (ii) reimbursement for expenses properly incurred on behalf of the Company and (iii) for other bona fide employee benefits.

EXHIBIT H

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this "*Agreement*") is made and entered into as of the _____ day of _____ 200_, by and among Gottschalks Inc., a Delaware corporation (the "*Company*"), and Everbright Development Overseas Securities Ltd. d/b/a Everbright Development Overseas, Ltd., a British Virgin Islands corporation ("*Everbright*" or the "*Investor*").

RECITALS

A.   The Company and the Investor are parties to that certain Investment Agreement, dated as of November 20, 2008 (the "*Investment Agreement*"), pursuant to which the Company issued to the Investor, and the Investor purchased from the Company, (1) a total of 69,444,444 shares of common stock, par value $0.01 per share, of the Company (the "*Common Stock*"), (2) a warrant to purchase 60,000,000 shares of Common Stock (the "*Milestone Warrant*"), and (3) a warrant to purchase up to 30,000,000 shares of Common Stock (the "*Additional Warrant*" and, together with the Milestone Warrant, the "*Warrants*"), all as further described therein (such sale and purchase, the "*Investment*").

B.   The Securities. The term "*Securities*" refers collectively to (1) the shares of Common Stock purchased, and the Warrants issued, under the Investment Agreement, and (2) any securities (including shares of Common Stock) into which any of the foregoing are converted or exercised in accordance with the terms thereof and of the Investment Agreement.

C.   Registration Rights. The Company desires to provide the Investor with certain registration rights with respect to the Securities, as specifically set forth herein.

D.   Investor Rights, Protections and Obligations. In connection with the Investment, the Company and the Investor deem it in their respective best interest to set forth other respective rights, protections and obligations of one another with respect to the Securities and any other Common Stock the Investor may hereinafter hold or acquire, as specifically set forth herein.

ARTICLE I

REGISTRATION RIGHTS

1.1   Demand Registrations.

(a)   Requests for Registration. At any time following the closing of the Investment (referred to as the "*Closing Date*"), the Investor may request in writing that the Company effect the registration of all or any part of the Registrable Securities (as defined below) held by the Investor (a "*Registration Request*"); provided that Investor holds at least a Qualifying Ownership Interest. Promptly after its receipt of any Registration Request but no later than 10 business days after receipt of such Registration Request, the Company shall use its reasonable best efforts to prepare and file with the Commission a "Shelf" Registration Statement covering the resale of the Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415, if the Company is qualified to do so on Form S-3, or without a "Shelf" pursuant to Rule 415 if not so qualified. The Registration Statement shall be on Form S-3 ("*Short-Form Registration*"), except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another appropriate form in accordance herewith; *provided* that, except for a Short-Form Registration of an unspecified amount of securities, with respect to an underwritten offering, the Company will not be required to effect a registration pursuant to this Section 1.1(a) unless the value of Registrable Securities included in the Registration Request is at least $10 million, or $5 million in the case of a Short-Form Registration. The Company will pay all Registration Expenses incurred in connection with any registration pursuant to this Section 1.1. Any registration requested by the Investor pursuant to Section 1.1(a) is referred to in this Agreement as a "*Demand Registration*." For purposes of this Agreement, "*Registrable Securities*" means (i) all Common Stock, including Common Stock issued or issuable pursuant to the exercise of the Warrants, that is Beneficially Owned by the Investor, and (ii) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in the foregoing clause (i) by way of conversion or exchange thereof or share dividend or share split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization. As to any particular securities constituting Registrable Securities, such securities will cease to be Registrable Securities when (w) a registration statement with respect to the sale by the holder thereof shall have been declared effective under the Securities Act of 1933 (as amended, and together with the rules and regulations of the U.S. Securities and Exchange Commission (the "*SEC*") promulgated thereunder, the "*Securities Act*")) and such securities shall have been disposed of in accordance with such registration statement, (x) they have been sold to the public pursuant to Rule 144 or Rule 145 or other exemption from registration under the Securities Act, (y) they have been acquired by the Company or (z) they are able to be sold by the Investor without restriction as to volume or manner of sale pursuant to Rule 144 under the Securities Act. In addition, for purposes of this Agreement, "*Registration Statement*" means the prospectus and other documents filed with the SEC to effect a registration under the Securities Act.

(b)   Limitation on Demand Registrations. The Investor will be entitled to initiate no more than three Demand Registrations, and the Company will not be obligated to effect more than one Demand Registration in any six-month period. Upon filing a Registration Statement, the Company will use its reasonable best efforts to keep such Registration Statement effective with the SEC at all times until the Investor no longer holds the Registrable Securities. No request for registration will count for the purposes of the limitations in this Section 1.1(b) if (i) the Investor determine in good faith to withdraw the proposed registration prior to the effectiveness of the Registration Statement relating to such request due to marketing conditions or regulatory reasons relating to the Company (*provided* that this clause (i) shall cease to apply to if the Investor has previously withdrawn a proposed registration), (ii) the Registration Statement relating to such request is not declared effective within 180 days of the date such Registration Statement is first filed with the SEC (other than solely by reason of the Investor having refused to proceed or provide any required information for inclusion therein) and the Investor withdraws the Registration Request prior to such Registration Statement being declared effective, (iii) prior to the sale of at least 90% of the Registrable Securities included in the applicable registration relating to such request, such registration is adversely affected by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason and the Company fails to have such stop order, injunction or other order or requirement removed, withdrawn or resolved to the Investor's reasonable satisfaction within 30 days of the date of such order, (iv) more than 25% of the Registrable Securities requested by the Investor to be included in the registration are not so included pursuant to Section 1.1(e), or (v) the conditions to closing specified in the underwriting agreement or purchase agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a material default or breach thereunder by the Investor). Notwithstanding the foregoing, the Company will pay all Registration Expenses in connection with any request for registration pursuant to Section 1.1(a) regardless of whether or not such request counts toward the limitation set forth above.

(c) Restrictions on Demand Registrations. If the filing, initial effectiveness or continued use of a registration statement, other than a shelf registration statement pursuant to Rule 415, with respect to a Demand Registration would require the Company to make a public disclosure of material non-public information, which disclosure in the good faith judgment of the board of directors of the Company (the "*Board of Directors*") (i) would be required to be made in any Registration Statement so that such Registration Statement would not be materially misleading, and (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement, and either (iii) would in the good faith judgment of the Board of Directors reasonably be expected to materially adversely affect the Company or its business if made at such time or (iv) reasonably be expected to materially adversely interfere with the Company's ability to effect a planned or proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction, then the Company may upon giving prompt written notice of such action to the Investor (who hereby agrees to maintain the confidentiality of all information disclosed to it in connection therewith) delay the filing or initial effectiveness of, or suspend use of, such Registration Statement; *provided* that the Company shall not be permitted to do so (x) for more than 60 days for a given occurrence of such a circumstance, (y) more than three times during any twelve-month period or (z) for periods exceeding, in the aggregate, 90 days during any 12-month period. In the event the Company exercises its rights under the preceding sentence, the Investor agrees to suspend, promptly upon its receipt of the notice referred to above, its use of any prospectus relating to such registration in connection with any sale or offer to sell Registrable Securities. If the Company so postpones the filing of a prospectus or the effectiveness of a Registration Statement, the Investor will be entitled to withdraw such request and, if such request is withdrawn, such registration request will not count for the purposes of the limitation set forth in Section 1.1(b). The Company will pay all Registration Expenses incurred in connection with any such aborted registration or prospectus.

(d) Selection of Underwriters. If the Investor intends that the Registrable Securities covered by the Registration Request shall be distributed by means of an underwritten offering, the Investor will so advise the Company as a part of the Registration Request. In such event, the lead underwriter to administer the offering will be chosen by the Investor, subject to the prior written consent of the Company, not to be unreasonably withheld or delayed. If the offering is underwritten, the right of the Investor to registration pursuant to this Section 1.1 will be conditioned upon the Investor's participation in such underwriting and the inclusion of the Investor's Registrable Securities in the underwriting, and the Investor will (together with the Company) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. If the Investor disapproves of the terms of the underwriting, the Investor or transferee may elect to withdraw therefrom by written notice to the Company and the managing underwriter.

(e)   Priority on Demand Registrations. The Company will not include in any underwritten registration pursuant to this Section 1.1 any securities that are not Registrable Securities, without the prior written consent of the Investor. If the managing underwriters advise the Company that in their reasonable opinion the number of Registrable Securities (and, if permitted hereunder, other securities requested to be included in such offering) exceeds the number of securities that can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), the Company will include in such offering only such number of securities that in the reasonable opinion of such managing underwriters can be sold without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities will be so included in the following order of priority: (i) first, Registrable Securities of the Investor, (ii) second, the securities the Company proposes to sell, and (iii) third, any other securities of the Company that have been requested to be so included, subject to the terms of this Agreement.

(f)   Effective Registration Statement. A registration requested pursuant to Section 1.1(a) shall not be deemed to have been effected unless it is declared effective by the SEC or is automatically effective upon filing pursuant to Rule 462 of the Securities Act and remains effective for the period specified in Section 1.1(b).

1.2   Piggyback Registrations.

(a)   Right to Piggyback. Whenever, at any time following the Closing that the Investor holds a Qualifying Ownership Interest, the Company proposes to register any of its securities, other than a registration pursuant to Section 1.1(a) or a Special Registration (as defined below), and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, the Company will give prompt written notice to the Investor of its intention to effect such a registration (but in no event less than 10 business days prior to the anticipated filing date) and, subject to Section 1.2(d), will include in such registration all Registrable Securities with respect to which the Company has received a written request by the Investor for inclusion therein within ten business days after the date of the Company's notice (a "*Piggyback Registration*"). In the event the Investor has made such a written request, it may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter, if any, on or before the fifth business day prior to the planned effective date of such Piggyback Registration. The Company may terminate or withdraw any registration under this Section 1.2(a) prior to the effectiveness of such registration, whether or not the Investor has elected to include Registrable Securities in such registration. "*Special Registration*" means the registration of (i) equity securities and/or options or other rights in respect thereof solely registered on Form S-4 or Form S-8 (or successor form) or (ii) shares of equity securities and/or options or other rights in respect thereof to be offered to directors, members of management, employees, consultants, customers, lenders or vendors of the Company or the Company Subsidiaries or in connection with dividend reinvestment plans.

(b)   Underwritten Registration. If the registration referred to in Section 1.2(a) is proposed to be underwritten, the Company will so advise the Investor as a part of the written notice given pursuant to Section 1.2(a). In such event, the right of the Investor to registration pursuant to this Section 1.2 will be conditioned upon the Investor's participation in such underwriting and the inclusion of the Investor's Registrable Securities in the underwriting, and the Investor will (together with the Company and the other persons distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. If the Investor disapproves of the terms of the underwriting, the Investor may elect to withdraw therefrom by written notice to the Company and the managing underwriter.

(c)   Piggyback Registration Expenses. The Company will pay all Registration Expenses in connection with any Piggyback Registration, whether or not any registration or prospectus becomes effective or final.

(d)   Priority on Primary Registrations. If a Piggyback Registration relates to an underwritten primary offering on behalf of the Company, and the managing underwriters advise the Company that in their reasonable opinion the number of securities requested to be included in such registration exceeds the number which can be sold without adversely affecting the marketability of such offering (including an adverse effect on the per share offering price), the Company will include in such registration or prospectus only such number of securities that in the reasonable opinion of such underwriters can be sold without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities will be so included in the following order of priority: (i) first, the securities the Company proposes to sell, (ii) second, Registrable Securities of the Investor to the extent it has requested registration of any such Registrable Securities pursuant to Section 1.1 or this Section 1.2, and (iii) third, any other securities of the Company that have been requested to be so included, subject to the terms of this Agreement.

1.3   Registration Procedures. Subject to Section 1.1(d), whenever the Investor has requested that any Registrable Securities be registered pursuant to Section 1.1 or 1.2 of this Agreement, the Company will use its reasonable best efforts to effect the registration and sale of such Registrable Securities as soon as reasonably practicable in accordance with the intended method of disposition thereof and pursuant thereto. The Company shall use its reasonable best efforts to as expeditiously as possible:

(a)   prepare and file with the SEC a Registration Statement with respect to such Registrable Securities, make all required filings with the National Association of Securities Dealers and the Financial Industry Regulatory Authority and thereafter use its reasonable best efforts to cause such Registration Statement to become effective as soon as reasonably practicable and to remain effective as provided herein, *provided* that before filing a Registration Statement or any amendments or supplements thereto, the Company will, at the Company's expense, furnish or otherwise make available to the Investor's counsel ("*Holders' Counsel*") copies of all such documents proposed to be filed and such other documents reasonably requested by such counsel, which documents will be subject to review and comment of such counsel at the Company's expense, including any comment letter from the SEC with respect to such filing or the documents incorporated by reference therein, and if requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such Registration Statement and such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, including reasonable access to the Company's financial books and records, officers, accountants and other advisors;

(b)   prepare and file with the SEC such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective for a period of either (i) not less than (A) six months, (B) if such Registration Statement relates to an underwritten offering, such longer period as, based upon the opinion of counsel for the underwriters, a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer or (C) continuously in the case of shelf registration statements and any shelf registration statement shall be re-filed upon its expiration (or in each case such shorter period ending on the date that the securities covered by such shelf registration statement cease to constitute Registrable Securities) or (ii) such shorter period as will terminate when all of the securities covered by such Registration Statement have been disposed of in accordance with the intended methods of disposition by the Investor and any other participating sellers of securities covered by the Registration Statement (but in any event not before the expiration of any longer period required under the Securities Act), and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Investor and any other participating sellers set forth in such Registration Statement, and cause the related prospectus to be supplemented by any prospectus supplement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act;

(c)   furnish to the Investor and each managing underwriter, if any, such number of copies, without charge, of such Registration Statement, each amendment and supplement thereto, including each preliminary prospectus, final prospectus, any other prospectus (including any prospectus filed under Rule 424, Rule 430A or Rule 430B under the Securities Act and any "*issuer free writing prospectus*" as such term is defined under Rule 433 promulgated under the Securities Act), all exhibits and other documents filed therewith and such other documents as the Investor or such managing underwriter may reasonably request including in order to facilitate the disposition of the securities owned by the Investor, and upon request a copy of any and all transmittal letters or other correspondence to or received from, the SEC or any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, federal, state or local entity (a "*Governmental Entity*") relating to such offer;

(d)   register or qualify (or exempt from registration or qualification) the securities covered by such Registration Statement, and keep such registration or qualification (or exemption therefrom) effective, under such other securities or blue sky statutes, ordinances, codes, laws, rules, regulations, orders or other requirements, standards or procedures enacted, adopted or applied by any Governmental Entity ("*Legal Requirements*") of such jurisdictions as the Investor reasonably requests and do any and all other acts and things that may be reasonably necessary or reasonably advisable to enable the Investor to consummate the disposition in such jurisdictions (*provided* that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

(e)	notify the Investor, the Holders' Counsel and the managing underwriter(s), if any, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event that makes any statement made in the Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such Registration Statement, prospectus or documents and, as soon as reasonably practicable (but subject to the delay provisions of Section 1.1(d)), prepare and furnish to the Investor, the Holders' Counsel and the managing underwriter(s), if any, a reasonable number of copies of a supplement or amendment to such prospectus so that, in the case of the Registration Statement, it will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading, and that in the case of any prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement therein, in light of the circumstances in which they were made, not misleading;

(f)	notify the Investor, the Holders' Counsel and the managing underwriter(s), if any, (i) when such Registration Statement or the prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC for amendments or supplements to such Registration Statement or to amend or to supplement such prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for any of such purposes, (iv) if at any time the representations and warranties of the Company contained in any underwriting agreement contemplated by Section 1.3(k) below cease to be true and correct, and (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the securities covered by such Registration Statement for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose;

(g)	upon the occurrence of an event contemplated in Section 1.3(e) or in Section 1.3(f)(ii), (f)(iii), (f)(iv) or (f)(v) (but subject to the delay provisions of Section 1.1(d)), prepare a supplement or amendment to the Registration Statement or supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document so that such prospectus as thereafter delivered to the Investor will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(h)	cause all securities covered by such Registration Statement to be listed on each securities exchange on which similar securities issued by the Company are then listed;

(i)	provide a transfer agent and registrar for all securities covered by such Registration Statement not later than the effective date of such Registration Statement;

(j)	enter into such customary agreements (including underwriting agreements and, subject to Section 1.7, lock-up agreements in customary form, and including provisions with respect to indemnification and contribution in customary form) and take all such other customary actions as the Investor and the managing underwriter(s), if any, may reasonably request in order to expedite or facilitate the disposition of the Registrable Securities covered by such Registration Statement (including, making members of management and executives of the Company available to participate in "road show," similar sales events and other marketing activities; *provided* that the Company shall not be required to make members of management and executives of the Company so available for more than five consecutive days or more than 10 days in any 365 day period);

(k) in connection with any underwritten offering, make such representations and warranties to the Investor and the managing underwriter(s), if any, with respect to the business of the Company and the Company Subsidiaries, and the Registration Statement, prospectus, and documents incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by the issuer in underwritten offerings, and, if true, make customary confirmations of the same if and when requested;

(l) if requested by the Investor or the managing underwriter(s), if any, promptly include in a prospectus supplement or amendment such information as the Investor or managing underwriter(s), if any, may reasonably request in order to permit the intended method of distribution of the Registrable Securities covered by such Registration Statement and make all required filings of such prospectus supplement or such amendment as soon as practicable after the Company has received such request;

(m) in the case of certificated Registrable Securities, cooperate with Investor and the managing underwriter(s), if any, to facilitate the timely preparation and delivery of certificates (not bearing any legends) representing Registrable Securities to be sold after receiving written representations from the Investor that the Registrable Securities represented by the certificates so delivered by the Investor will be transferred in accordance with the Registration Statement, and enable such Registrable Securities to be in such denominations and registered in such names as the Investor or the managing underwriter(s), if any, may request at least two business days prior to any sale of Registrable Securities;

(n) make available for inspection by the Investor, the Holders' Counsel, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by the Investor or underwriter, all financial and other records, pertinent corporate documents and documents relating to the business of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by the Investor, underwriter, attorney, accountant or agent in connection with such Registration Statement, *provided* that it shall be a condition to such inspection and receipt of such information that the inspecting person (i) enter into a confidentiality agreement in form and substance reasonably satisfactory to the Company and (ii) agree to minimize the disruption to the Company's business in connection with the foregoing;

(o) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC and any applicable national securities exchange;

(p) timely provide to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(q)   in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related prospectus or ceasing trading of any Registrable Securities included in such Registration Statement for sale in any jurisdiction, use every reasonable effort to promptly obtain the withdrawal of such order;

(r)   obtain one or more comfort letters, addressed to the underwriters, if any, dated the effective date of such Registration Statement and the date of the closing under the underwriting agreement for such offering, signed by the Company's independent public accountants (and if necessary, any other independent certified public accountants of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement) in customary form and covering such matters of the type customarily covered by comfort letters as such underwriters shall reasonably request;

(s)   provide legal opinions of the Company's counsel, addressed to the underwriters, if any, dated the date of the closing under the underwriting agreement, with respect to the Registration Statement, each amendment and supplement thereto (including the preliminary prospectus) and such other documents relating thereto as the underwriter shall reasonably request in customary form and covering such matters of the type customarily covered by legal opinions of such nature;

(t)   obtain any required regulatory or stockholder approval necessary for the Investor to sell the Registrable Securities covered by such Registration Statement in an offering; and

(u)   as a condition to registering Registrable Securities, require the Investor to furnish the Company with such information regarding the Investor and pertinent to the disclosure requirements relating to the registration and the distribution of such Registrable Securities as the Company may from time to time reasonably request in writing.

1.4   Registration Expenses.

(a)   Except as otherwise provided in this Agreement, all expenses incidental to the Company's performance of or compliance with this Agreement, including all registration and filing fees, fees and expenses of compliance with securities or blue sky Legal Requirements, word processing, duplicating and printing expenses, messenger, telephone and delivery expenses, expenses incurred in connection with any road show, and fees and disbursements of counsel for the Company and all independent certified public accountants and other persons retained by the Company (all such expenses, "*Registration Expenses*"), will be borne by the Company. The Company will, in any event, pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit or quarterly review, the expenses of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed. The Investor shall pay all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities hereunder and any other Registration Expenses required by law to be paid by a selling holder.

(b)   In connection with each Demand Registration and each Piggyback Registration, the Company will reimburse the Investor for the reasonable fees and disbursements of no more than one of Holders' Counsel.

1.5   Participation in Underwritten Registrations.

(a)   The Investor shall not participate in any registration hereunder that is underwritten unless the Investor (i) agrees to sell its Registrable Securities on the basis provided in the underwriting arrangements in customary form entered into pursuant to this Agreement (including pursuant to the terms of any over-allotment or "green shoe" option requested by the managing underwriter(s), *provided* that the Investor will not be required to sell more than the number of Registrable Securities that the Investor has requested the Company to include in any registration), (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, *provided* that, subject to the indemnification obligations of Article V, the Investor shall not be required to make any representations or warranties other than those related to title and ownership of shares and as to the accuracy and completeness of statements made in a Registration Statement, prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to the Company or the managing underwriter(s) by the Investor, and (iii) cooperates with the Company's reasonable requests in connection with such registration or qualification (it being understood that the Company's failure to perform its obligations hereunder, which failure is caused by the Investor's failure to cooperate with such reasonable requests, will not constitute a breach by the Company of this Agreement).

(b)   The Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 1.3(e) and (f), the Investor will forthwith discontinue the disposition of its Registrable Securities pursuant to the Registration Statement until the Investor receives copies of a supplemented or amended prospectus as contemplated by such Section 1.3(e), (f) and (g). In the event the Company gives any such notice, the applicable time period mentioned in Section 1.3(b) during which a Registration Statement is to remain effective will be extended by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 1.5(b) to and including the date when the Investor will have received the copies of the supplemented or amended prospectus contemplated by Section 1.3(e), (f) and (g).

1.6   Rule 144. The Company will use its reasonable best efforts to timely file all reports and other documents required to be filed by it under the Securities Act and the Securities Exchange Act of 1934 (as amended, and together with the rules and regulations of the SEC promulgated thereunder, the "*Exchange Act*") and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of the Investor, make publicly available such information as necessary to permit sales pursuant to Rule 144 or Regulation S under the Securities Act), and it will take such further action as the Investor may reasonably request, to the extent required from time to time to enable the Investor to sell shares of Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 or Regulation S under the Securities Act, as such rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC.

Upon the request of the Investor, the Company will deliver to the Investor a written statement as to whether it has complied with such information requirements, and, if not, the specifics thereof.

1.7 **Holdback**. In consideration for the Company agreeing to its obligations under the Investment Agreement, the Investor agrees in connection with any registration of the Company's securities (whether or not the Investor is participating in such registration) upon the request of the Company and the underwriters managing any underwritten offering of the Company's securities, not to effect (other than pursuant to such registration) any public sale or distribution of Registrable Securities, including any sale pursuant to Rule 144 or Rule 144A, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Registrable Securities, any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for any equity securities of the Company without the prior written consent of the Company or such underwriters, as the case may be, during the Holdback Period. With respect to such underwritten offering of Registrable Securities covered by a registration pursuant to Section 1.1 or 1.2, the Company further agrees not to effect (other than pursuant to such registration or pursuant to a Special Registration) any public sale or distribution, or to file any Registration Statement (other than such registration or a Special Registration) covering any of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the Holdback Period with respect to such underwritten offering, if required by the managing underwriter. "*Holdback Period*" means, with respect to any registered offering covered by this Agreement, (1) 90 days after and during the ten days before, the effective date of the related Registration Statement or, in the case of a takedown from a shelf registration statement, 90 days after the date of the prospectus supplement filed with the SEC in connection with such takedown and during such prior period (not to exceed ten days) as the Company has given reasonable written notice to the Investor or (2) such shorter period as the Investor, the Company and the underwriter of such offering, if any, shall agree.

1.8 **Reservation for Issuance**. The Company will reserve that number of shares of Common Stock sufficient for issuance upon exercise or conversion of the Securities owned at any time by the Investor without regard to any limitation on such conversion.

ARTICLE II

OTHER RESTRICTIONS

2.1 **Standstill Agreement**. The Investor hereby acknowledges and agrees that:

(a)   until the exercise by the Investor of the Milestone Warrant in full, neither the Investor nor any of its Affiliates will, directly or indirectly, in any way acquire, offer or propose to acquire or agree to acquire, Beneficial Ownership of any Voting Securities in an open market transaction other than (A) pursuant to any public tender or exchange offer made by the Investor or any of its Affiliates to acquire all Voting Securities, *provided* that such public tender or exchange offer is made in accordance with the requirements set forth in Section 2.1(b) below, or (B) with the approval of the Board of Directors (which approval shall require the consent of a majority of the Independent Directors then serving on the Board of Directors);

(b)   neither the Investor nor any of its Affiliates will, directly or indirectly, enter into or agree, offer, propose or seek (whether publicly or otherwise) to enter into, or otherwise be involved in or part of, or consummate, any acquisition transaction, merger, conversion, liquidation, consolidation or other business combination relating to the Company or any acquisition transaction for all or substantially all of the assets of the Company (any of the foregoing, an "*Acquisition Transaction*") unless (i) such Acquisition Transaction shall have been approved by the Board of Directors (which approval shall require the consent of a majority of the Independent Directors then serving on the Board of Directors) and recommended to the Company's stockholders for approval and adoption, and (ii) such Acquisition Transaction shall have been approved and adopted by holders representing a majority of the Voting Securities not otherwise Beneficially Owned by the Investor and its Affiliates ("*Minority Shares*") at a special meeting of the Company's stockholders duly held for such purpose; and

(c)   until such time as the Investor no longer has a Qualifying Ownership Interest, neither the Investor nor any of its Affiliates will bring any action or otherwise act to contest the validity of this Section 2.1 or seek a release of the restrictions contained herein, or make a request to amend or waive any provision of this Section 2.1;

provided, however, that, for the avoidance of doubt, the foregoing shall in no event prohibit the Investor or any of its Affiliates from directly acquiring any Voting Securities through (i) exercise of the Milestone Warrant in accordance with its terms, or (ii) exercise of the Additional Warrant in accordance with its terms.

For purposes of this Agreement, Investor shall no longer have a "*Qualifying Ownership Interest*" if the Securities purchased pursuant to the Investment Agreement and Beneficially Owned by the Investor and its Affiliates represents less than 5% of the outstanding Common Stock (counting as shares owned by the Investor all shares into which the Warrants owned by the Investor are exercisable and assuming that to the extent the Investor or any of its Affiliates shall purchase any additional shares of Common Stock, any later sales of Common Stock by the Investor or any of its Affiliates shall be deemed to be shares other than Securities to the extent of such additional purchases).

For purposes of this Agreement, a person shall be deemed to "*Beneficially Own*" any securities of which such person is considered to be a "*Beneficial Owner*" under Rule 13d-3 under the Exchange Act. For purposes of this Agreement, "*Voting Securities*" shall mean at any time shares of any class of capital stock of the Company that are then entitled to vote generally in the election of directors. For purposes of this Agreement, a member of the Board of Directors shall be deemed to be an "*Independent Director*" if such member meets the director independence standards of Section 303A.02 of the NYSE Listed Company Manual and Exchange Act Rule 10A3.

2.2   Transfer Restrictions. Subject to the restrictions set forth in Section 2.1, the Investor shall be permitted to transfer, sell, assign or otherwise dispose of ("*Transfer*") any portion or all of its Securities at any time under the following circumstances:

(1)   Transfers to (A) any Affiliate under common control with the Investor's ultimate parent entity or (B) any shareholder of the Investor, but in each case only if the transferee agrees in writing for the benefit of the Company (with a copy thereof to be furnished to the Company) to be

bound by the terms of this Agreement (any such transferee shall be included in the term "*Investor*").

(2)   Transfers pursuant to any Acquisition Transaction involving the Company or any Company Subsidiaries; *provided* that (A) such transaction has been approved by the Board of Directors and recommended to the Company's stockholders for approval and adoption in accordance with Section 2.1(b), (B) such transaction has been approved and adopted by stockholders of the Company at a special meeting of the Company's stockholders duly held for such purpose in accordance with Section 2.1(b), and (C) the Investor participates in such Acquisition Transaction on terms of Transfer no more favorable than those upon which all the other holders of Voting Securities participate in such Acquisition Transaction. In order to facilitate Transfers in a tender or exchange offer permitted by the immediately preceding sentence, the Company agrees, to the fullest extent legally permitted, to effect an exercise of Warrants in accordance with the terms set forth in the Warrants and, notwithstanding the transfer restrictions contained in Section 2.2(a), permit the Investor to Transfer Warrants to a transferee conditioned upon such transferee exercising the Warrants in connection with such tender or exchange offer.

(3)   transfer to a non-Affiliate of the Company; *provided* (i) that if such transfer is other than pursuant to an effective Registration Statement or Rule 144, the Company may require the Investor to provide to the Company an opinion of counsel selected by the Investor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act, and (ii) that if the Investor transfers all or a portion its interest in the Company to a non-Affiliate within five years after Closing, in one transaction or in a series of related transactions, and the interest so transferred constitutes a majority of the Company's then-issued shares of Common Stock, it shall cause the purchaser to offer to purchase Minority Shares at the same price.

2.3   Certain Transactions by the Company.

(a)   The Investor hereby acknowledges and agrees that, except as required pursuant to the Investor's exercise of the Warrants in accordance with their respective terms, the Company shall not issue or sell, or cause to be issued or sold, to the Investor or any of its Affiliates any shares of capital stock of, or other equity interest in, the Company, or any securities convertible into or exchangeable for such shares or equity interests, nor shall the Company grant to Investor or any of its Affiliates any option, warrant, call, subscription or other similar right, agreement, arrangement or commitment obligating the Company to do any of the foregoing, unless approved in advance by a majority of the Independent Directors then serving on the Board of Directors; *provided* that nothing in this Section 2.3(a) shall restrict the Investor's ability or right to (A) acquire capital shares or equity interests of the Company from parties other than the Company, except as prohibited by Section 2.1(a), or (B) acquire capital shares or equity interests of the Company from the Company by way of (i) exercise, conversion or exchange of the capital shares or equity interests of the Company then held by the Investor, (ii) share dividend, share split or in connection with a combination of capital shares or equity interests, or (iii) recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization with persons other than the Investor and its Affiliates.

(b)   The Investor hereby acknowledges and agrees that, except as required pursuant to this Agreement, the Warrants or the Investment Agreement, or any other agreements contemplated thereby and entered into by the Company and the Investor and/or one or more of its Affiliates in connection with the Investment, the Company shall not enter into any agreement, contract, commitment or arrangement with the Investor or any of its Affiliates, or any of their respective officers and directors, or any person who controls the Investor within the meaning of the Exchange Act and the regulations thereunder, unless approved in advance by a majority of the Independent Directors then serving on the Board of Directors.

(c)   The Company shall not engage in any Acquisition Transaction with any other person, pursuant to which the holders of the outstanding voting shares of the Company prior to the consummation of such transaction would hold more than fifty percent (50%) of the outstanding voting shares of the successor immediately following the closing of such transaction, unless such person or the surviving or successor entity to the Company (if the Company shall not be the surviving entity), expressly assumes the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by the Company.

2.4   Controlled Corporation. Until the fifth anniversary of the date of the Closing, the Company shall not, and the Investor shall not cause the Company to, elect to be a "*Controlled Corporation*" within the meaning of Section 303A.00 of the NYSE Listed Company Manual. During such period, if the Common Stock is not listed on the NYSE, and is not listed with and governed by the rules of another United States stock exchange having substantially similar corporate governance requirements, the Company shall conform to and comply with the corporate governance practices required of companies with stock listed on the NYSE.

ARTICLE III

INVESTOR RIGHTS

3.1   Conduct of the Business. Except as required pursuant to this Agreement, the Warrants or the Investment Agreement, or any other agreements contemplated thereby and entered into by the Company and the Investor and/or one or more of its Affiliates in connection with the Investment, or as otherwise agreed in writing by the Investor (which agreement shall not be unreasonably withheld or delayed), until the Investor no longer holds a Qualifying Ownership Interest, the Company shall not:

(a)   amend the Certificate of Incorporation or the Bylaws of the Company in a manner adverse to the Investor;

(b)   redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any shares of any class of capital stock or other equity securities of the Company, except (i) for the acceptance of previously owned shares of Common Stock in payment of all or a portion of the exercise price delivered by one or more optionees in the course of exercising all or portions of any option to purchase shares of Common Stock that were issued pursuant to any stock option, stock appreciation rights or other equity incentive plans maintained or assumed by the Company and/or the Company Subsidiaries ("*Company Options*"), (ii) for the withholding of otherwise deliverable shares of Common Stock in the course of effecting one or more optionees' tax withholding elections pursuant to the exercise of all or portions of any Company Options, (iii) for the repurchase of any shares of Common Stock subject to a repurchase right for terminated employees of the Company or any of the Company Subsidiaries, or (iv) pursuant to any share repurchase program maintained by the Company that is in effect as of the date hereof;

(c)   with respect to each class of the Company's capital stock, declare, set aside or pay any dividend or other distribution payable in cash or property (or any combination thereof), other than stock of the same class that receives such dividend or distribution;

(d)   except in the ordinary course of business consistent with past practice, acquire (whether pursuant to merger, stock or asset purchase or otherwise), in one transaction or any series of related transactions, substantially all of the outstanding equity interests of any person or all or substantially all of the assets of any person;

(e)   enter into or adopt any transaction or series of transactions (other than the transactions contemplated by the Investment Agreement) involving (i) any merger, consolidation, recapitalization, liquidation or other direct or indirect business combination involving the Company and any person, other than the Investor or any Affiliate under common control with the Investor's ultimate parent entity, pursuant to which the stockholders of the Company immediately preceding such transaction or series of transactions would hold less than 50% of the equity or voting securities of the surviving or resulting entity of such transaction, (ii) any tender or exchange offer that if consummated would result in any person or "group" (as defined in Section 13(d) of the Exchange Act), other than the Investor or any Affiliate under common control with the Investor's ultimate parent entity, beneficially owning shares of any class of capital stock or other equity securities of the Company representing more than more than 50% (by ownership or voting power) of the outstanding shares of any class of capital stock of the Company, (iii) any transfer, lease, license, sale, mortgage, pledge, disposition, or encumbrance of assets that constitute all or substantially all of the assets of the Company and the Company Subsidiaries, taken as a whole (other than pledges and encumbrances to lenders in connection with a bona fide financing or other credit agreement) to, or in favor of, any person other than the Investor or any Affiliate under common control with the Investor's ultimate parent entity, (iv) the voluntary complete or partial liquidation, dissolution or winding up of the Company, or (v) any combination of the foregoing; or

(f)   enter into any agreement, contract, commitment or arrangement to do any of the foregoing.

ARTICLE IV

BOARD REPRESENTATION

4.1   Independent Representation. From and after the closing of the Investment and until such time, if ever, as the Company elects to become a Controlled Corporation, the Company shall at all times be entitled to maintain the majority of its Board of Directors as Independent Directors. From and after the closing of the Investment, the Board of Directors shall consist of nine directors, and five of these directors shall be Independent Directors.

4.2   Nomination of the Board of Directors.

(a)   Subject to Section 4.1, from and after the closing of the Investment until the earlier of five years or such time as the Investor has exercised in full either the Milestone Warrant or the Additional Warrant, the holders of shares of Common Stock immediately prior to the closing of the Investment shall thereafter be entitled to the benefit of the continued representation on the Board of Directors of at least three of the directors serving on the Board of Directors immediately prior to the closing of the Investment, of which at least two shall be Independent Directors (the "*Company Nominees*"). In connection therewith, from and after the closing of the Investment until the exercise in full by the Investor of either the Milestone Warrant or the Additional Warrant, the Nominating Committee of the Board of Directors (the "*Nominating Committee*") shall nominate three individuals selected by the Company Nominees (of which at least two shall be Independent Directors) for election to the Board of Directors. The individuals so nominated may be other than a serving Company Nominee (the "*Replacement Company Nominee*"). In the event of any vacancy of any Company Nominee (a "*Departing Company Nominee*"), the remaining Company Nominees shall be entitled to propose a Replacement Company Nominee thereof to serve on the Board of Directors for the remainder of the Departing Company Nominee's term by written notice to the Nominating Committee. Upon election or appointment of the Replacement Company Nominee to the Board of Directors, the Replacement Company Nominee shall be considered within the meaning of the term "*Company Nominee*" as such term is used in this Agreement. At least one Company Nominee shall be entitled to serve on each committee of the Board of Directors, subject to meeting any independence or other requirements necessary to comply with any applicable securities Legal Requirements or the rules and regulations of any applicable stock exchange or automated quotation system. The Company Nominees shall not be entitled to name any person as a Company Nominee if (i) such person is not reasonably experienced in business or financial matters, (ii) such person has been convicted of, or has pled nolo contendere to, a felony, (iii) the election of such person would violate any law, or (iv) any event of the type required to be disclosed pursuant to Item 401(f) of Regulation S-K of the Exchange Act has occurred with respect to such person at any time, since such individual reached adulthood, without regard to the five year "look back" anticipated by Item 401(f).

(b)   Subject to Sections 4.1 and 4.2(a), from and after the closing of the Investment and until the date upon which the Investor ceases to Beneficially Own more than 50% of issued and outstanding Common Stock, the Nominating Committee of the Board of Directors shall nominate a number of candidates to serve on the Board of Directors selected by Investor sufficient to constitute, upon election thereto, no less than a majority of the members of the Board of Directors; *provided* that for so long as the Board of Directors shall consist of nine directors, the Investor shall be entitled to six candidates to serve on the Board of Directors (each such proposed candidate, a "*Proposed Investor Nominee*"). In addition, no less than half of the Proposed Investor Nominees shall at any given time satisfy the requirements of an Independent Director. Upon the election of any such Proposed Investor Nominee to the Board of Directors, such Proposed Investor Nominee shall thereafter be known as an "*Investor Nominee.*" At least one Investor Nominee shall be entitled to serve on each committee of the Board of Directors, subject to meeting any independence or other requirements necessary to comply with any applicable securities Legal Requirements or the rules and regulations of any applicable stock exchange or automated quotation system. Investor agrees not to name any person as an Investor Nominee if (i) such person is not reasonably experienced in business or financial matters, (ii) such person has been convicted of, or has pled nolo contendere to, a felony, (iii) the election of such person would violate any law, or (iv) any event of the type required to be disclosed pursuant to Item 401(f) of Regulation S-K of the Exchange Act has occurred with respect to such person at any time, since such individual reached adulthood, without regard to the five year "look back" anticipated by Item 401(f).

(c)   Subject to Sections 4.1 and 4.2(a), from and after the closing of the Investment and until the Investor's right to nominate directors under Section 4.2(b) terminates, the Investor shall, in the event of the resignation, termination or death of any Investor Nominee (a "*Departing Investor Nominee*"), be entitled to propose a replacement thereof to serve on the Board of Directors for the remainder of the Departing Investor Nominee's term (each such proposed replacement, a "*Replacement Investor Nominee*") by written notice to the Nominating Committee, and the Nominating Committee shall thereafter appoint such Replacement Investor Nominee to serve on the Board of Directors for the remainder of the Departing Investor Nominee's term. Upon appointment of such Replacement Investor Nominee to the Board of Directors, the Replacement Investor Nominee shall be considered within the meaning of the term "*Investor Nominee*" as such term is used in this Agreement.

(d)   The Company and the Investor, on behalf of itself, its Affiliates and its permitted assignees (in its or their capacity as stockholders of the Company) shall each use their respective reasonable best efforts to take all actions necessary or desirable to give effect to the provisions of this Article IV as expeditiously as possible. The Investor hereby agrees, on behalf of itself, its Affiliates and its permitted assignees, to vote all shares of Common Stock Beneficially Owned by the Investor, its Affiliates and its permitted assignees in favor of the election of each of the Company Nominees and Replacement Company Nominees to the Board of Directors.

ARTICLE V

INDEMNIFICATION

5.1   Indemnification by the Investor. In connection with any Registration Statement, including any preliminary, final or summary prospectus contained therein, any amendment or supplement thereto, or any document incorporated by reference thereby, filed by the Company with the SEC covering Registrable Securities, the Investor agrees to indemnify and hold harmless each of the Company and its Affiliates and each of their respective officers and directors, each person who controls the Company within the meaning of the Exchange Act and the regulations thereunder (other than the Investor or its Affiliates), any other seller of securities of the Company registered thereby, and any underwriter thereof, to the fullest extent lawful, from and against any and all actions, suits, claims, proceedings, costs, losses, liabilities, damages, expenses (including reasonable attorneys' fees and disbursements), amounts paid in settlement and other costs (collectively, "*Losses*") arising out of or resulting from any untrue statement or alleged untrue statement in, or any omission or alleged omission from, such Registration Statement, preliminary, final or summary prospectus, amendment or supplement, or document incorporated by reference if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor or any of its Affiliates specifically for use in the preparation of such Registration Statement, preliminary, final or summary prospectus, amendment or supplement, or document incorporated by reference; *provided*, *however*, that in no event shall the liability of the Investor under this Section 5.1 be greater in amount than the dollar amount of the proceeds received by the Investor upon the sale of the Registrable Securities giving rise to any indemnification obligation under this Section 5.1.

     5.2   **Indemnification by the Company**. In connection with any Registration Statement, including any preliminary, final or summary prospectus contained therein, any amendment or supplement thereto, or any document incorporated by reference thereby, filed by the Company with the SEC covering Registrable Securities, the Company agrees to indemnify and hold harmless each of the Investor and its Affiliates and each of their respective officers and directors, each person who controls the Company within the meaning of the Exchange Act and the regulations thereunder and any underwriter thereof, to the fullest extent lawful, from and against any and all Losses arising out of or resulting from (1) any untrue statement or alleged untrue statement in, or any omission or alleged omission from, such Registration Statement, preliminary, final or summary prospectus, amendment or supplement, or document incorporated by reference; and (2) any violation by the Company of the Securities Act, Exchange Act or any state securities law, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement, except to the extent, but only to the extent, that (i) such untrue statements or omissions are based solely upon information regarding the Investor furnished in writing to the Company by or on behalf of the Investor expressly for use therein, or (ii) any such untrue statement, omission or violation is related to or the result of a material breach of this Agreement or violation of law by the Investor.

     5.3   **Indemnification Procedures**. A party entitled to indemnification hereunder (each, an "*Indemnified Party*") shall give written notice to the indemnifying party ("Indemnifying Party") of any claim with respect to which it seeks indemnification promptly after the discovery by such Indemnified Party of any matters giving rise to a claim for indemnification; *provided* that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article V unless and to the extent that the Indemnifying Party shall have been actually prejudiced by the failure of such Indemnified Party to so notify such party. Such notice shall describe in reasonable detail such claim. In case any such action, suit, claim or proceeding is brought against an Indemnified Party, the Indemnifying Party shall be entitled to hire, at its own expense, separate counsel and participate in the defense thereof; *provided, however,* that the Indemnifying Party shall be entitled to assume and conduct the defense thereof, unless the counsel to the Indemnified Party advises the Indemnifying Party in writing that such claim involves a conflict of interest (other than one of a monetary nature) that would reasonably be expected to make it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party, in which case the Indemnified Party shall be entitled to retain its own counsel at the cost and expense of the Indemnifying Party (except that the Indemnifying Party shall only be liable for the legal fees and expenses of one law firm for all Indemnified Parties, taken together with respect to any single action or group of related actions). If the Indemnifying Party assumes the defense of any claim, all Indemnified Parties shall thereafter deliver to the Indemnifying Party copies of all notices and documents (including court papers) received by the Indemnified Party relating to the claim, and each Indemnified Party shall cooperate in the defense or prosecution of such claim. Such cooperation shall include the retention and (upon the Indemnifying Party's request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Indemnifying Party shall not be liable for any settlement of any action, suit, claim or proceeding effected without its written consent; *provided, however*, that the Indemnifying Party shall not unreasonably withhold or delay its consent. The Indemnifying Party further agrees that it will not, without the Indemnified Party's prior written consent (which shall not be unreasonably withheld or delayed), settle or compromise any claim or consent to entry of any judgment in respect thereof in any pending or threatened action, suit, claim or proceeding in respect of which indemnification has been sought hereunder unless such settlement or compromise includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, claim or proceeding.

5.4 **No Investigation**. No investigation by an Indemnified Party prior to or after the date hereof shall limit the Indemnified Party's exercise of any right hereunder or be deemed to be a waiver of any such right.

5.5 **Treatment of Indemnification Payments**. Any indemnification payments paid by the Investor pursuant to this Article V shall be treated as an adjustment to the Aggregate Investment Amount (as defined in the Investment Agreement) paid by the Investor under the Investment Agreement for the Securities for U.S. federal income and applicable state and local Tax purposes, unless a different treatment is required by applicable law.


ARTICLE VI

TERM AND TERMINATION


This Agreement shall terminate and be of no further force or effect upon the earlier to occur of (a) as to Article I, the first date upon which the Investor no longer holds any Registrable Shares, or (b) the mutual agreement of the Investor and the Company (which agreement by the Company shall require the consent of a majority of the Independent Directors then serving on the Board of Directors).


ARTICLE VII

MISCELLANEOUS


7.1 **Survival**. All covenants and agreements contained herein shall terminate as of the termination of this Agreement pursuant to Article VII.

7.2 **Expenses**. Each of the parties will bear and pay all other costs and expenses incurred by it or on its behalf in connection with the transactions contemplated pursuant to this Agreement, except as expressly provided otherwise herein.

7.3 **Amendment**. No amendment or waiver of any provision of this Agreement will be effective with respect to any party unless made in writing and signed by an officer of a duly authorized representative of such party (and, with respect to the Company, only upon consent thereto of a majority of the Independent Directors then serving on the Board of Directors, and as to Article IV, a majority of the Company Nominees). No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

       7.4   **Waivers**. No waiver of any party to this Agreement, as the case may be, will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver (and, with respect to the Company, only upon consent thereto of a majority of the Independent Directors then serving on the Board of Directors).

       7.5   **Counterparts and Facsimile**. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Agreement may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

       7.6   **Governing Law; Jurisdiction**.

       (a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the law of any other state.

       (b)   Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or, if no such state court has proper jurisdiction, the Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware Court of Chancery court or, if no such state court has proper jurisdiction, then in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware Court of Chancery or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware Court of Chancery or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 7.8. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law. Each party hereto agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

7.7   **WAIVER OF JURY TRIAL**. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE INVESTMENT CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.7.

7.8   **Notices**. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally or by telecopy or facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

    (a)   If to the Investor:

            Everbright Development Overseas, Ltd.
            110 Wall Street, 22nd Floor
            New York, NY 10005-3198
            Attention: Ms. Mi Wang, Chairman
            Facsimile: (212) 943-2300

        with a copy (which copy alone shall not constitute notice):

            Greenberg Traurig, LLP
            3161 Michelson Drive, Suite 1000
            Irvine, CA 92612
            Attention: Daniel K. Donahue, Esq.
            Facsimile: (949) 732-6501

    (b)   If to the Company:

            Gottschalks Inc.
            7 River Park Place East
            Fresno, California 93729
            Attention: James R. Famalette
                          Chairman and Chief Executive Officer
            Facsimile: (559) 434-4800

with a copy (which copy alone shall not constitute notice):

> O'Melveny & Myers LLP
> 400 South Hope Street
> Los Angeles, CA 90071
> Attention: C. James Levin, Esq.
> Facsimile: (213) 430-6407

7.9   **Entire Agreement, Assignment Etc.**

(a)   This Agreement, together with the Investment Agreement (including the Exhibits and Disclosure Schedules thereto) and the Warrants, constitutes the entire agreement, and supersedes all other prior agreements, understandings, both written and oral, among the parties, with respect to the subject matter hereof.

(b)   This Agreement will not be assignable by operation of law or otherwise (any attempted assignment in contravention hereof being null and void); *provided* that the Investor may assign its rights and obligations under (i) this Agreement to any Affiliate under common control with the Investor's ultimate parent entity or general partner of the Investor in accordance with the terms of this Agreement, and (ii) registration rights described under Article I, Section 5.3, Section 5.2, and Article VII in connection with a sale or transfer of all or any portion of the Registrable Securities in a transaction not prohibited by this Agreement but in each case only if the transferee agrees in writing for the benefit of the Company (with a copy thereof to be furnished to the Company) to be bound by the terms of this Agreement or Article I, Section 5.3, Section 5.2, and Article VII, as the case may be (in which case any such transferee shall be included in the term "*Investor*"); *provided, further*, that no such assignment shall relieve the Investor of its obligations hereunder. Without limiting the foregoing, none of the rights of the Investor hereunder shall be assigned to, or enforceable by, any person to whom the Investor may transfer any of the Securities (including any shares of Common Stock issued upon exercise of the Warrants), except as otherwise permitted by, and in accordance with, the terms of this Agreement.

7.10   **Other Definitions; Construction**. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time.

(a)   the term "*Affiliate*" means, with respect to any person, any person directly or indirectly controlling, controlled by or under common control with, such other person. For purposes of this definition, "*control*" (including, with correlative meanings, the terms "*controlled by*" and "*under common control with*") when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such person, whether through the ownership of voting securities by contract or otherwise;

(b)   "*business day*" means any day, other than Saturday, Sunday or a United States federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York City time;

(c)   "*person*" has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act;

(d)   "*Subsidiary*" means, with respect to any person, any corporation, partnership, joint venture, limited liability company or other entity (x) of which such person or a subsidiary of such person is a general partner or (y) of which a majority of the voting securities or other voting interests, or a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity, is directly or indirectly owned by such person and/or one or more subsidiaries thereof; and "*Company Subsidiary*" means any Subsidiary of the Company.

(e)   the word "*or*" is not exclusive;

(f)   the terms "*herein,*" "*hereof*" and "*hereunder*" and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision;

(g)   the words "*including,*" "*includes,*" "*included*" and "*include*" are deemed to be followed by the words "*without limitation*";

(h)   all references to dollar amounts shall be to United States dollars; and

(i)   all article, section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex and schedule references not attributed to a particular document shall be references to such exhibits, annexes and schedules to this Agreement.

7.11   Captions. The article, section, paragraph and clause captions herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

7.12   Severability. If any provision of this Agreement or the application thereof to any person (including, the officers and directors of the Investor and the Company) or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

7.13   No Third Party Beneficiaries. Nothing contained in this Agreement, expressed or implied, is intended to confer upon any person or entity other than the parties hereto, any benefit right or remedies. In some instances, the representations and warranties set forth in this Agreement may represent an allocation of risk among the parties, regardless of knowledge, so no persons, other than the parties to this Agreement, should rely upon the representations or warranties or characterizations of actual facts.

7.14 **Specific Performance**. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, the parties hereto have executed this Investor Rights Agreement effective as of the day and year first above written.

GOTTSCHALKS INC.

By: _____
   Name:
   Title:

EVERBRIGHT DEVELOPMENT OVERSEAS SECURITIES LTD. D/B/A EVERBRIGHT DEVELOPMENT OVERSEAS, LTD.

By: _____
   Name:
   Title:

Exhibit I

EXHIBIT I

EVERBRIGHT ASIA SUBORDINATED GUARANTY OF ECI NOTE

In order to induce The Harris Company, a California corporation ("**Creditor**") to maintain credit to Gottschalks Inc., a Delaware corporation ("**Debtor**") pursuant to the Non-Negotiable Subordinated Note Due May 30, 2009 issued by Debtor in favor of Creditor (as amended, supplemented, restated or otherwise modified from time to time, the "**ECI Note**"; terms defined therein and not otherwise defined herein being used herein as therein defined) and in consideration of, among other things, Creditor's waiver of its right to accelerate the maturity of the ECI Note as a result of certain transactions entered into among Debtor and affiliates of Guarantor, the undersigned ("**Guarantor**") hereby irrevocably and unconditionally guaranties, as primary obligor and not merely as surety, the due and punctual payment in full of all Obligations (as hereinafter defined) when the same shall become due, whether at stated maturity, by acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a)). The term "**Obligations**" is used herein in its most comprehensive sense and includes any and all obligations of Debtor now or hereafter made, incurred or created, whether absolute or contingent, liquidated or unliquidated, whether due or not due, and however arising under or in connection with the ECI Note.

Guarantor acknowledges that the Obligations have been incurred for and will inure to the benefit of Guarantor.

In the event that all or any portion of the Obligations is paid by Debtor, the obligations of Guarantor hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payment(s) is rescinded or recovered directly or indirectly from Creditor as a preference, fraudulent transfer or otherwise, and any such payments that are so rescinded or recovered shall constitute Obligations.

Upon the failure of Debtor to pay any of the Obligations when and as the same shall become due, Guarantor will upon demand pay, or cause to be paid, in cash, to Creditor an amount equal to the aggregate of the unpaid Obligations.

Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance which constitutes a legal or equitable discharge of a guarantor or surety other than payment in full of the Obligations. In furtherance of the foregoing and without limiting the generality thereof, Guarantor agrees as follows: (a) this Guaranty is a guaranty of payment when due and not of collectibility; (b) Creditor may enforce this Guaranty upon the occurrence of an Event of Default under the ECI Note notwithstanding the existence of any dispute between Debtor and Creditor with respect to the existence of such event; (c) the obligations of Guarantor hereunder are independent of the obligations of Debtor under the ECI Note and the obligations of any other

Exhibit I

guarantor of the obligations of Debtor under the ECI Note and a separate action or actions may be brought and prosecuted against Guarantor whether or not any action is brought against Debtor or any of such other guarantors and whether or not Debtor is joined in any such action or actions; (d) Guarantor's payment of a portion, but not all, of the Obligations shall in no way limit, affect, modify or abridge Guarantor's liability for any portion of the Obligations that has not been paid; (e) Creditor may from time to time, without notice or demand and without affecting the validity or enforceability of this Guaranty or giving rise to any limitation, impairment or discharge of Guarantor's liability hereunder, (i) renew, extend, accelerate or otherwise change the time, place, manner or terms of payment of the Obligations, (ii) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the Obligations or any agreement relating thereto and/or subordinate the payment of the same to the payment of any other obligations, (iii) request and accept other guaranties of the Obligations and take and hold security for the payment of this Guaranty or the Obligations, (iv) release, exchange, compromise, subordinate or modify, with or without consideration, any security for payment of the Obligations, any other guaranties of the Obligations, or any other obligation of any Person with respect to the Obligations, (v) enforce and apply any security now or hereafter held by or for the benefit of Creditor in respect of this Guaranty or the Obligations and direct the order or manner of sale thereof, or exercise any other right or remedy that Creditor may have against any such security, as Creditor in its discretion may determine consistent with any applicable security agreement, including foreclosure on any such security pursuant to one or more judicial or nonjudicial sales, whether or not every aspect of any such sale is commercially reasonable, and (vi) exercise any other rights available to it under the ECI Note, at law or in equity; and (f) this Guaranty and the obligations of Guarantor hereunder shall be valid and enforceable and shall not be subject to any limitation, impairment or discharge for any reason (other than payment in full of the Obligations), including without limitation the occurrence of any of the following, whether or not Guarantor shall have had notice or knowledge of any of them: (i) any failure to assert or enforce or agreement not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy with respect to the Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the Obligations, (ii) any waiver, amendment or modification of, or any consent to departure from, any of the terms or provisions (including without limitation provisions relating to events of default) of the ECI Note or any agreement or instrument executed pursuant thereto, or of any other guaranty or security for the Obligations, (iii) the Obligations, or any agreement relating thereto, at any time being found to be illegal, invalid or unenforceable in any respect, (iv) the application of payments received from any source to the payment of indebtedness other than the Obligations, even though Creditor might have elected to apply such payment to any part or all of the Obligations, (v) any failure to perfect or continue perfection of a security interest in any collateral which secures any of the Obligations, (vi) any defenses, set-offs or counterclaims which Debtor may allege or assert against Creditor in respect of the Obligations, including but not limited to failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, accord and satisfaction and usury, and (vii) any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of Guarantor as an obligor in respect of the Obligations.

Exhibit I

Guarantor hereby waives, for the benefit of Creditor: (a) any right to require Creditor, as a condition of payment or performance by Guarantor, to (i) proceed against Debtor, any other guarantor of the Obligations or any other Person, (ii) proceed against or exhaust any security held from Debtor, any other guarantor of the Obligations or any other Person, (iii) proceed against or have resort to any balance of any deposit account or credit on the books of Creditor in favor of Debtor or any other Person, or (iv) pursue any other remedy in the power of Creditor whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of Debtor including, without limitation, any defense based on or arising out of the lack of validity or the unenforceability of the Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of Debtor from any cause other than payment in full of the Obligations; (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon Creditor's errors or omissions in the administration of the Obligations, except behavior which amounts to bad faith or willful misconduct; (e) (i) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of this Guaranty and any legal or equitable discharge of Guarantor's obligations hereunder, (ii) the benefit of any statute of limitations affecting Guarantor's liability hereunder or the enforcement hereof, (iii) any rights to set-offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that Creditor protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance of this Guaranty, notices of default under the ECI Note or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Obligations or any agreement related thereto, notices of any extension of credit to Debtor and notices of any of the matters referred to in the preceding paragraph and any right to consent to any thereof; and (g) to the fullest extent permitted by law, any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms of this Guaranty.

Until the Obligations shall have been paid in full, Guarantor shall withhold exercise of (a) any claim, right or remedy, direct or indirect, that Guarantor now has or may hereafter have against Debtor or any of its assets in connection with this Guaranty or the performance by Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and including without limitation (i) any right of subrogation, reimbursement or indemnification that Guarantor now has or may hereafter have against Debtor, (ii) any right to enforce, or to participate in, any claim, right or remedy that Creditor now has or may hereafter have against Debtor, and (iii) any benefit of, and any right to participate in, any collateral or security now or hereafter held by Creditor, and (b) any right of contribution Guarantor now has or may hereafter have against any other guarantor of any of the Obligations. Guarantor further agrees that, to the extent the agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification Guarantor may have against Debtor or against any collateral or security, and any rights of contribution Guarantor may have against any such

Exhibit I

other guarantor, shall be junior and subordinate to any rights Creditor may have against Debtor, to all right, title and interest Creditor may have in any such collateral or security, and to any right Creditor may have against such other guarantor.

Guarantor agrees to pay, or cause to be paid, on demand, and to save Creditor harmless against liability for, any and all costs and expenses (including fees and disbursements of counsel) incurred or expended by Creditor in connection with the enforcement of any rights under this Guaranty.

It is not necessary for Creditor to inquire into the capacity or powers of Guarantor or Debtor or the directors, officers or any agents acting or purporting to act on behalf of any of them.

Guarantor hereby represents and warrants to Payee that:

(a) Guarantor is duly organized, validly existing and in good standing under the laws of the state of its incorporation;

(b) Guarantor has the corporate power, authority and legal right to execute, deliver and perform this Guaranty and has taken all necessary corporate action to authorize its execution, delivery and performance of this Guaranty;

(c) this Guaranty has been duly executed and delivered by a duly authorized officer of Guarantor, and this Guaranty constitutes the legally valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws or equitable principles relating to or limiting creditors' rights generally; and

(d) the execution, delivery and performance of this Guaranty will not violate any provision of any existing law or regulation binding on Guarantor, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on Guarantor, or the certificate of incorporation or bylaws of Guarantor or any securities issued by Guarantor, or any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which Guarantor is a party or by which Guarantor or any of its assets may be bound, the violation of which would have a material adverse effect on the business, operations, assets or financial condition of Guarantor and its Subsidiaries, taken as a whole, and will not result in, or require, the creation or imposition of any lien on any of its property, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking.

Creditor shall have no obligation to disclose or discuss with Guarantor its assessment, or Guarantor's assessment, of the financial condition of Debtor. Guarantor has adequate means to obtain information from Debtor on a continuing basis concerning the financial condition of Debtor and its ability to perform its obligations under the ECI Note, and Guarantor assumes the responsibility for being and keeping informed of the financial condition of Debtor and of all circumstances bearing upon the risk of nonpayment of the Obligations. Guarantor hereby waives and relinquishes any duty on the part of Creditor to disclose any matter, fact or thing relating to the business, operations or conditions of Debtor

Exhibit I

now known or hereafter known by Creditor.

The rights, powers and remedies given to Creditor by this Guaranty are cumulative and shall be in addition to and independent of all rights, powers and remedies given to Creditor by virtue of any statute or rule of law or in the ECI Note or any agreement between Guarantor and Creditor or between Debtor and Creditor. Any forbearance or failure to exercise, and any delay by Creditor in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.

This Guaranty shall inure to the benefit of Creditor and its successors and assigns. In case any provision in or obligation under this Guaranty shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

THIS GUARANTY AND THE RIGHTS AND OBLIGATIONS OF GUARANTOR AND CREDITOR HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

The parties agree that any dispute, controversy or claim (including any counterclaim) (“**Dispute**”) arising out of or relating to this Guaranty shall be finally resolved by confidential binding arbitration in Fresno County as the sole and exclusive method of resolving such dispute, controversy or claim. Any Dispute shall be settled by arbitration under the rules then in effect of JAMS/Endispute conducted by a single arbitrator reasonably acceptable to the parties. The arbitrator shall have no power to amend this Guaranty. The arbitrator shall issue an award in writing (including an explanation of the grounds for such award) as promptly as practicable which shall be final and binding on the parties. Judgment upon any award thus obtained may be entered in any court having jurisdiction thereof. No action at law or in equity based upon any claim arising out of or related to this Guaranty shall be instituted in any court by any party except (a) an action to compel arbitration pursuant to this paragraph; or (b) an action to enforce an award obtained in an arbitration proceeding in accordance with this paragraph. Pending the submission to arbitration and thereafter until the arbitrator publishes its award, each party shall, except in the event of termination, continue to perform all its obligations under this Guaranty without prejudice to a final adjustment in accordance with the award.

THE OBLIGATIONS EVIDENCED HEREBY ARE SUBORDINATE IN THE MANNER AND TO THE EXTENT SET FORTH IN THE SUBORDINATION AGREEMENT (“SUBORDINATION AGREEMENT”) DATED AS OF NOVEMBER __, 2008 BY AND AMONG DEBTOR, CREDITOR AND GENERAL ELECTIC CAPITAL CORPORATION (“GECC”), TO THE INDEBTEDNESS (INCLUDING INTEREST) OWED BY DEBTOR PURSUANT TO THAT CERTAIN SECOND AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 26, 2007 BY AND AMONG DEBTOR, GECC (AS AGENT) AND THE LENDERS

Exhibit I

FROM TIME TO TIME PARTY THERETO, AS SUCH AGREEMENT HAS BEEN AND HEREAFTER MAY BE FURTHER AMENDED, SUPPLEMENTED, OR OTHERWISE MODIFIED FROM TIME TO TIME, AND CREDITOR, BY ITS ACCEPTANCE HEREOF, ACKNOWLEDGES AND AGREES TO BE BOUND BY THE PROVISIONS OF THE SUBORDINATION AGREEMENT.

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Exhibit I

      IN WITNESS WHEREOF, Guarantor has executed this Guaranty as of the date set forth below.

                                                                                                       GUARANTOR:

                                                                                                       EVERBRIGHT ASIA LIMITED

By: _____

Name: _____

Title: _____

Date: _____ __, 200_

Address:_____

                           _____

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